As filed with the United States Securities and Exchange Commission on January 11, 2007

REGISTRATION NO. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

AIRTRAN HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

NEVADA	4512	58-2189551
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

9955 AirTran Boulevard

Orlando, Florida 32827

(407) 318-5600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Richard P. Magurno

Senior Vice President, Secretary and General Counsel

AirTran Holdings, Inc.

9955 AirTran Boulevard

Orlando, Florida 32827

(407) 318-5600

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Howard E. Turner

M. Timothy Elder

Smith Gambrell & Russell, LLP

Suite 3100, Promenade II

1230 Peachtree Street

Atlanta, Georgia 30309-3592

(404) 815-3500

Approximate date of commencement of proposed sale of the securities to the public:    As soon as practicable after the effective date of this registration statement.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per share	Proposed maximum aggregate offering price (2)	Amount of registration fee (3)
Common Stock, par value $0.001 per share	16,670,957	N/A	$168,579,524	$18,038.01

(1)	Represents the maximum number of shares of AirTran common stock that can be issued in the exchange offer and second-step merger.
(2)	Pursuant to Rule 457(c) and Rule 457(f), and solely for the purpose of calculating the registration fee, the market value of the securities to be received was calculated as the product of (i) 28,332,693 shares of Midwest Air Group, Inc. common stock (the sum of (w) 18,604,442 shares of Midwest Air Group, Inc. common stock outstanding, (x) 4,864,983 shares of Midwest Air Group, Inc. common stock issuable upon the exercise of outstanding options (3,293,516) and warrants (1,571,467), (y) 264,268 shares of Midwest restricted stock and (z) 4,599,000 shares of Midwest Air Group, Inc. common stock issuable upon the conversion of Midwest’s 6.75% Convertible Senior Secured Notes due 2008, each as of September 30, 2006 (as reported in Midwest’s Form 10-Q filed on October 26, 2006)) and (ii) the average of the high and low sales prices of Midwest Air Group, Inc. common stock as reported on the American Stock Exchange on January 9, 2007 ($11.90), minus $168,579,524, the estimated maximum aggregate amount of cash to be paid by AirTran Holdings, Inc. in the offer and the second-step merger in exchange for such securities.
(3)	Calculated as the product of the maximum aggregate offering price and 0.000107.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

THE INFORMATION CONTAINED IN THIS PROSPECTUS MAY BE CHANGED. AIRTRAN MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND AIRTRAN IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

Offer to Exchange

Each Outstanding Share of Common Stock

(Including the Associated Preferred Stock Purchase Rights)

of

MIDWEST AIR GROUP, INC.

for $13.25 consisting of

$6.6250 in Cash and

0.5884 of a Share of AirTran Holdings, Inc. Common Stock

by

Galena Acquisition Corp.,

a wholly-owned subsidiary of

AIRTRAN HOLDINGS, INC.

THE OFFER AND THE WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, FEBRUARY 8, 2007 UNLESS EXTENDED, REFERRED TO AS THE “EXPIRATION DATE.” SECURITIES TENDERED PURSUANT TO THE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION DATE, BUT NOT DURING ANY SUBSEQUENT OFFERING PERIOD.

Galena Acquisition Corp., which is referred to in this prospectus and offer to exchange as Galena, is a wholly-owned subsidiary of AirTran Holdings, Inc., which is referred to in this prospectus and offer to exchange as AirTran. AirTran, through Galena, is offering to exchange consideration consisting of $6.6250 in cash, without interest, and 0.5884 of a share of AirTran common stock for each outstanding share of common stock of Midwest Air Group, Inc., which is referred to in this prospectus and offer to exchange as Midwest, together with, if still outstanding, the associated Series A Junior Participating Preferred Stock Purchase Rights of Midwest, which are referred to in this prospectus and offer to exchange as the Rights and, together with the shares of common stock of Midwest, are referred to in this prospectus and offer to exchange as the Midwest Shares. This offer to exchange is on the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal.

The purpose of the offer is for AirTran to acquire control of, and ultimately the entire interest in, Midwest. This exchange offer is the first step in AirTran’s plan to acquire all of the outstanding Midwest Shares. AirTran intends, promptly after completion of the offer, to seek to have Midwest consummate a second-step merger of Midwest with and into Galena or another wholly-owned subsidiary of AirTran. In the second-step merger, each remaining Midwest Share, other than Midwest Shares owned by Midwest or AirTran, or held by Midwest shareholders who properly exercise applicable dissenters’ rights under Wisconsin law, to the extent available, will be converted into the right to receive the same number of shares of AirTran common stock and the same amount of cash per Midwest Share as paid in the offer.

As of January 8, 2007, the offer has an aggregate initial value of $13.25 per Midwest Share, which represents a premium of $5.04 per Midwest Share, or approximately 61.4%, over the 30 day (September 19-October 17) average closing price of a Midwest Share prior to October 20, 2006, the date of AirTran’s initial proposal to enter into a business combination with Midwest.

AirTran’s obligation to exchange shares of AirTran common stock and cash for Midwest Shares is subject to certain conditions that are more fully described in the section captioned “The Offer—Conditions of the Offer.”

AirTran’s common stock trades on the New York Stock Exchange under the symbol “AAI.” Midwest’s common stock trades on the American Stock Exchange under the symbol “MEH.”

FOR A DISCUSSION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH THE OFFER, PLEASE CAREFULLY READ THE SECTION CAPTIONED “ RISK FACTORS” BEGINNING ON PAGE 19.

AirTran has not authorized any person to provide any information or to make any representation in connection with the offer other than the information contained or incorporated by reference in this prospectus, and if any person provides any of this information or makes any representation of this kind, that information or representation must not be relied upon as having been authorized by AirTran.

AIRTRAN IS NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND AIRTRAN A PROXY FOR ANY ANNUAL OR SPECIAL MEETING OF MIDWEST.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus and offer to exchange. Any representation to the contrary is a criminal offense.

The dealer managers for the offer are:

Morgan Stanley	Credit Suisse

The date of this prospectus and offer to exchange is January 11, 2007.

Page
QUESTIONS AND ANSWERS ABOUT THE TRANSACTION	1

NOTE ON MIDWEST INFORMATION	11

SUMMARY	12

RISK FACTORS	19

Risk Factors Relating to the Offer	20
Risks Factors Relating to AirTran and the combined company.	23

COMPARATIVE MARKET PRICE DATA	37

COMPARATIVE HISTORICAL AND PRO FORMA PER SHARE DATA	38

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF AIRTRAN	40

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF MIDWEST	42

SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL DATA	44

THE COMPANIES	45

BACKGROUND AND REASONS FOR THE OFFER	49

Background of the Offer	49
Reasons for the Offer	59

THE OFFER	61

Overview	61
Timing of the Offer	62
Extension, Termination and Amendment	63
Exchange of Midwest Shares; Delivery of AirTran Common Stock and Cash	64
Cash Instead of Fractional Shares of AirTran Common Stock	64
Withdrawal Rights	64
Procedure for Tendering	65
Matters Concerning Validity and Eligibility	67
Announcement of Results of the Offer	68
Ownership of AirTran After the Offer	68
Material U.S. Federal Income Tax Consequences	68
Purpose of the Offer; Dissenters’ Rights	70
Plans for Midwest	72
Effect of the Offer on the Market for Shares of Midwest Common Stock; American Stock Exchange Listing; Registration Under the Exchange Act; Margin Regulations	73
Conditions of the Offer	74
Dividends and Distributions	76
Certain Legal Matters; Regulatory Approvals	77
Relationships With Midwest	83
Nominations to the Midwest Board of Directors; Proxy Contest	83
Source and Amount of Funds	84
Fees and Expenses	87
Accounting Treatment	87
Stock Exchange Listing	87

MARKET PRICE AND DIVIDEND MATTERS	88

i

ii

This prospectus incorporates important business and financial information about AirTran and Midwest from documents filed with the Securities and Exchange Commission, or “SEC,” that have not been included in or delivered with this prospectus. This information is available at the Internet website the SEC maintains at http://www.sec.gov, as well as from other sources. See the section captioned “Where You Can Find More Information.”

You also may request copies of these documents from AirTran, without charge, upon written or oral request to AirTran’s information agent at its address or telephone number set forth on the back cover of this prospectus and offer to exchange. In order to receive timely delivery of the documents, you must make your request no later than February 1, 2007 (five business days before the initially scheduled expiration date of the offer).

This offer does not constitute a solicitation of proxies for any meeting of shareholders of Midwest. Any solicitation of proxies which AirTran might make will be made only pursuant to separate proxy or consent solicitation materials complying with the requirements of Section 14(a) of the Securities Exchange Act of 1934, as amended, or the “Exchange Act.” Each shareholder is urged to read any such proxy statement regarding the business to be conducted at the applicable meeting, if and when it becomes available, because it will contain important information. Any such proxy statement will be filed with the SEC. Midwest shareholders will be able to obtain a copy of any proxy statement, as well as other filings containing information about the parties (including information regarding the participants, which may include AirTran’s officers and directors, in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise), free at the SEC’s web site at http://www.sec.gov. Each such proxy statement, when it is available, and these other documents may also be obtained for free from AirTran at http://www.airtran.com.

iii

QUESTIONS AND ANSWERS ABOUT THE TRANSACTION

The following are some of the questions that you as a holder of shares of Midwest Air Group, Inc., or “Midwest,” common stock may have regarding the offer and answers to those questions. The answers to these questions do not contain all information relevant to your decision whether to tender your shares of Midwest common stock and associated rights, and AirTran Holdings, Inc., or “AirTran,” and Galena Acquisition Corp. or “Galena,” a wholly owned subsidiary of AirTran, urge you to carefully read the remainder of this prospectus and offer to exchange and the letter of transmittal.

What is AirTran’s proposed transaction?

Pursuant to the filing with the SEC, of the registration statement on Form S-4, of which this prospectus and offer to exchange is a part, AirTran, through Galena , is offering to acquire all of the outstanding shares of Midwest common stock and associated preferred stock purchase rights, collectively referred to in this prospectus as the “Midwest Shares” in exchange for shares of AirTran common stock and cash. As of the date of this prospectus, Galena owned beneficially and of record 100 Midwest Shares and another subsidiary of AirTran, AirTran New York LLC, owned beneficially and of record 100 Midwest Shares.

Galena is a newly formed Delaware corporation and a wholly-owned subsidiary of AirTran. Galena has been organized in connection with this offer and has not carried on any activities other than in connection with this offer. According to the Midwest quarterly report on Form 10-Q for the quarter ended September 30, 2006, there were 18,604,442 shares of Midwest common stock outstanding as of October 23, 2006. The offer is the first step in AirTran’s plan to acquire all of the outstanding Midwest Shares. AirTran intends, promptly after completion of the offer, to seek to have Midwest consummate a second-step merger with and into Galena or another wholly-owned subsidiary of AirTran. Pursuant to the terms of the second-step merger, each remaining Midwest Share, other than Midwest Shares owned by Midwest, AirTran or held by Midwest shareholders who properly exercise applicable dissenters’ rights under Wisconsin law, to the extent available, would be converted into the right to receive the same portion of a share of AirTran common stock and the same amount in cash per Midwest Share as are paid in the offer. Shareholders whose Midwest Shares are not purchased in the offer will have dissenters’ rights only in the circumstances described later in this prospectus and offer to exchange. See the section captioned “The Offer—Purpose of the Offer; Dissenters’ Rights.”

What will I receive in exchange for my Midwest Shares?

In exchange for each Midwest Share, you validly tender and do not properly withdraw before the expiration date, you will receive consideration consisting of $6.6250 in cash and 0.5884 of a share of AirTran common stock. In addition, instead of receiving any fractional shares of AirTran common stock to which you may be entitled, you will receive an amount in cash, without interest, equal to your respective proportionate interest in the proceeds from the sale by the exchange agent for the offer of the aggregate fractional shares of AirTran common stock issued pursuant to the offer.

What is the per share value of the offer and the premium over the pre-offer price of a Midwest Share?

Based on the closing price of AirTran common stock on January 8, 2007, AirTran’s offer has an aggregate value of $13.25 per Midwest Share, which represents:

•	an approximate premium of $5.04 per share of Midwest common stock, or approximately 61.4 percent, over the thirty day (September 19-October 17) average closing price of a Midwest Share prior to October 20, 2006, the date of AirTran’s initial proposal to acquire all of Midwest’s common stock at a price of $11.25, and

•	an approximate premium of 45.9 percent over the closing price of the Midwest Shares on December 12, 2006, the day before AirTran publicly disclosed its October 20, 2006 proposal.

Can AirTran and Galena increase the consideration being offered in the offer for the Midwest Shares?

AirTran, in its sole discretion, may choose to amend the offer to change the number of shares of AirTran common stock and/or amount of cash or proportion thereof to be exchanged by Galena for each Midwest Share. However, AirTran is under no obligation to increase the amount of consideration it is offering for Midwest Shares. In the event that AirTran were to choose to increase the consideration, AirTran and Galena would extend the offer, if and as required by applicable U.S. securities laws.

What are the conditions of the offer?

AirTran’s and Galena’s obligation to exchange shares of AirTran common stock and cash for Midwest Shares pursuant to the offer is subject to several conditions referred to below under the section captioned “The Offer—Conditions of the Offer,” including the following:

•	the “minimum tender condition”—there shall have been validly tendered and not properly withdrawn prior to the expiration of the offer, that number of Midwest Shares representing, together with the shares owned by AirTran, Galena and AirTran’s other affiliates, at least a majority of the total voting power of all of the outstanding securities of Midwest entitled to vote generally in the election of directors or in a merger, calculated on a fully diluted basis, including, without limitation, all shares of Midwest common stock issuable upon the exercise of any options, warrants or other rights and upon the conversion of any Midwest securities, including, without limitation, the Midwest notes as defined below, but excluding the Rights issued pursuant to the Midwest rights agreement, in each case, immediately prior to the expiration date;

•	the “rights redemption condition”—AirTran must be satisfied, in its sole discretion, that the board of directors of Midwest has redeemed the Series A Junior Participating Preferred Stock Purchase Rights issued pursuant to the rights agreement dated February 15, 2006 between Midwest Air Group, Inc. and American Stock Transfer & Trust Company, referred to in this prospectus and offer to exchange as the “Rights Agreement,” or that such rights have been invalidated or are otherwise inapplicable to the offer and the second-step merger and that none of the Series A Junior Participating Preferred Stock is outstanding;

•	the “impairment condition”—Midwest shall not have entered into or effectuated any agreement or transaction with any person or entity contemplating a fleet expansion or a merger or acquisition with respect to Midwest or any of its subsidiaries otherwise having the effect of impairing AirTran’s ability to acquire Midwest or that would materially adversely affect the expected economic value to AirTran of the acquisition of Midwest;

•	the “regulatory condition”—any waiting periods under applicable antitrust laws shall have expired or terminated;

•	the “NYSE condition”—the shares of AirTran common stock to be issued to Midwest shareholders in the offer shall have been authorized for listing on the New York Stock Exchange, or NYSE, without any requirement for AirTran under applicable NYSE rules to obtain shareholder approval, subject to official notice of issuance;

•	the “control share condition”—AirTran must be satisfied, in its good faith discretion, that the control share provisions contained in Section 180.1150(2) of the Wisconsin Business Corporation Law, referred to in this prospectus and offer to exchange as the “Wisconsin Control Share Statute,” do not apply to the Midwest Shares to be acquired pursuant to the offer or are invalid or the shareholders of Midwest must have approved full voting rights for all of the Midwest Shares to be acquired by AirTran and/or Galena pursuant to the offer under the Wisconsin Control Share Statute unless such approval would be mathematically assured based on the number of Midwest Shares validly tendered and not properly withdrawn immediately prior to the expiration of the offer;

•	the “business combination and fair price condition”—AirTran must be satisfied, in its sole discretion, that, after consummation of the offer, the provisions contained in Sections 180.1130 through 180.1133 of the Wisconsin Business Corporation Law, referred to in this prospectus and offer to exchange as the “Wisconsin Fair Price Statute,” and Sections 180.1140 through 180.1144 of the Wisconsin Business Corporation Law, referred to in this prospectus and offer to exchange as the “Wisconsin Business Combination Statute,” will not be applicable to the offer or the second-step merger, and that the supermajority and fair price provisions of article eight of Midwest’s articles of incorporation shall have been rendered inapplicable to the offer, the second-step merger and the acquisition of Midwest Shares pursuant to the offer and any second-step merger; and
•	the “registration statement condition”—the registration statement of which this prospectus is a part shall have become effective under the Securities Act of 1933, as amended, referred to in this prospectus as the “Securities Act,” no stop order suspending the effectiveness of the registration statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC, and AirTran shall have received all necessary state securities law or “blue sky” authorizations.

Prior to commencing the offer, AirTran attempted to negotiate a business combination with Midwest and may continue to do so, subject to applicable law. AirTran reserves the right to amend the offer (including amending the number of Midwest Shares to be purchased, the offer price and the consideration to be offered in the merger) upon entering into a merger agreement with Midwest, or to negotiate a merger agreement with Midwest not involving an exchange offer pursuant to which AirTran would terminate the offer, and the Midwest Shares would, upon consummation of such merger, be converted into the right to receive the consideration negotiated by AirTran and Midwest.

The satisfaction or existence of any of the conditions to the offer, including those set forth above, will be determined by AirTran in its good faith discretion. Any and all conditions to the offer, including those set forth above, may be waived, to the extent legally permissible, by AirTran in its sole discretion.

Will I be taxed on the AirTran common stock and cash I receive?

In the opinion of Smith, Gambrell & Russell, LLP, AirTran’s counsel, the offer and the second-step merger should be treated as a single integrated transaction that qualifies as a reorganization under Section 368(a) of the Internal Revenue Code, referred to in this prospectus and offer to exchange as the Code. This opinion is given in reliance on customary representations and assumptions as to certain factual matters. See the section captioned “The Offer—Material U.S. Federal Income Tax Consequences.”

In the opinion of Smith, Gambrell & Russell, LLP, the tax consequences to a Midwest shareholder who exchanges his/her Midwest Shares for shares of AirTran common stock and cash in the offer and/or the second-step merger in a transaction constituting a reorganization within the meaning of Section 368(a) of the Code will generally be as follows: the shareholder will recognize gain, but not loss in the exchange that is equal to the lesser of (a) the amount of cash received in the transaction or (b) the amount of gain realized in the transaction. The amount of gain that is realized in the exchange will equal the excess of (i) the sum of the cash plus the fair market value of the AirTran common stock received in the exchange over (ii) the tax basis of the shares of Midwest common stock surrendered in the transaction. All payments will be net of any applicable withholding taxes.

For a more detailed discussion of material U.S. federal tax consequences of the offer, see the section captioned “The Offer—Material U.S. Federal Income Tax Consequences.”

BECAUSE TAX MATTERS ARE COMPLICATED, AIRTRAN AND GALENA URGE YOU TO CONTACT YOUR OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO YOU OF THE OFFER.

Does AirTran have the financial resources to complete the transactions contemplated by the offer and the second-step merger?

AirTran estimates that the total amount of cash required to complete the transactions contemplated by the offer and the second-step merger, including:

•	payment of the cash portion of the purchase price required to acquire all of the outstanding Midwest Shares pursuant to the offer and the second-step merger, other than payment for shares issued upon: the conversion of the Midwest notes to Midwest Shares or any redemption of the Midwest notes, or any exercise of Midwest stock options prior to the closing of the offer and the second-step merger; and

•	payment of any fees, expenses and other related amounts incurred in connection with the items above;

is expected to be approximately $144 million.

AirTran has obtained commitments from affiliates of Morgan Stanley & Co. Incorporated, which is a dealer manager for this offer and is referred to in this prospectus and offer to exchange as Morgan Stanley, and Credit Suisse Securities (USA) LLC, which is a dealer manager for this offer and is referred to in this prospectus and offer to exchange as Credit Suisse, to provide, subject to certain conditions, senior secured financing of up to $180 million under a proposed new credit facility. AirTran expects to have sufficient funds to complete the transactions contemplated by the offer and the second-step merger and to pay fees, expenses and other related amounts through borrowings under AirTran’s proposed credit facility. The offer is contingent on AirTran and Galena having received proceeds from the commitments described above that are sufficient to complete the transactions contemplated by the offer and the second-step merger, including, but not limited to, payments and related costs in connection with the exercise by the holders of Midwest notes of their redemption or conversion rights under such notes and to pay fees, expenses and other related amounts. For additional details on the proposed financing, see the section captioned “The Offer—Source and Amount of Funds.”

Is AirTran’s financial condition relevant to my decision to tender in the offer?

Yes. AirTran’s financial condition is relevant to your decision to tender your shares because Midwest Shares accepted in the offer will be exchanged for cash and for shares of AirTran common stock. You should therefore consider AirTran’s financial condition before you decide to become one of AirTran’s shareholders through the offer. You also should consider the likely effect that AirTran’s acquisition of Midwest will have on AirTran’s financial condition. In addition, AirTran’s financial condition is relevant because the offer is contingent upon AirTran having received proceeds under the financing commitments described above that are sufficient to complete the transactions contemplated by the offer and the second-step merger and to pay fees, expenses and other related amounts. The availability of financing pursuant to these commitments is subject to customary conditions, including, among others, no material change in AirTran’s financial condition. Given AirTran’s access to financing contemplated by the commitments from the Credit Arrangers described above, AirTran is not seeking any alternative financing sources for transactions contemplated by the offer and the second-step merger.

What are the Midwest Stock Purchase Rights?

The Midwest preferred stock purchase rights, referred to in this prospectus and offer to exchange as the Rights, were created pursuant to the implementation of Midwest’s Rights Agreement, or “poison pill,” in 2006, but currently are not represented by separate certificates. Instead, they are represented by the certificates for your shares of Midwest common stock, and as such, as of the date of this offer, the Rights do not trade separately from your shares of Midwest common stock. Presently, each such stock certificate represents not only shares of common stock, but also the corresponding right to purchase, at an initial stated price of $21.00, one one-hundredth (1/100) of a share of Series A Junior Participating Preferred Stock or in lieu thereof, in certain circumstances, shares of Midwest common stock. All references in this document to the Rights also include any related rights under the Rights Agreement to purchase or acquire common stock rather than the Series A Junior Participating Preferred Stock. If, after the rights become exercisable, Midwest were to be acquired through a merger or other business combination transaction or 50% or more of Midwest’s assets or earning power were sold, each Right would permit the holder to purchase, for the exercise price, common stock of the acquiring company having a market value of twice the exercise price. In addition, if any person acquires 15% or more of Midwest’s outstanding common stock, each Right not owned by such person would permit the purchase, for the exercise price of $21.00, of common stock of Midwest’s having a market value of twice the exercise price.

The Rights expire on February 15, 2016, unless earlier redeemed by Midwest in accordance with the terms of the Rights Agreement. The purchase price payable and the shares of Series A Junior Participating Preferred Stock issuable upon exercise of the Rights is subject to adjustment from time to time as specified in the Rights Agreement. In addition, the Midwest board of directors retains the authority to redeem (at $0.01 per Right) and replace the rights with new Rights at any time, provided that generally no such redemption can occur after a person or group acquires 15% or more of Midwest’s outstanding common stock.

Shares of Series A Junior Participating Preferred Stock, when and if issued upon exercise of the Rights, will be non-redeemable and will rank junior to all series of any other class of Midwest’s preferred stock. Each share of Series A Junior Participating Preferred Stock will be entitled to a cumulative preferential quarterly dividend payment equal to the greater of $1.00 per share or 100 times the dividend declared per share of Midwest’s common stock. In the event of liquidation, the holders of shares of Series A Junior Participating Preferred Stock would be entitled to a preferential liquidation payment equal to the greater of $100.00 per share or 100 times the payment made per share of Midwest’s common stock. Finally, in the event of any merger, consolidation or other transaction in which Midwest common stock is exchanged, each share of Series A Junior Participating Preferred Stock would be entitled to receive 100 times the amount received per share of common stock.

A copy of the Rights Agreement which specifies the terms of the rights has been filed by Midwest with the SEC as an exhibit to a registration statement on Form 8-A with respect to the rights. A copy of the Rights Agreement is also available free of charge from Midwest upon request. This summary is not complete and is qualified in its entirety by reference to the Rights Agreement.

Unless Midwest’s board of directors elects to redeem the poison pill and, thus, terminate the Rights or acts to postpone the distribution of such Rights, the offer will likely result in the distribution of separate certificates for the Rights ten business days following the commencement of this offer with no further action from any party and the Rights would become exercisable, except as otherwise specified by the Rights Agreement including, without limitation, due to the fact that a person commencing a tender offer has not become an Acquiring Person. Unless AirTran is satisfied, in its good faith discretion, that Midwest’s board of directors has redeemed the Rights or that the Rights have been invalidated or are otherwise inapplicable to the offer and the second-step merger, and that no shares of capital stock of Midwest are issuable under exercisable Rights or have otherwise been issued, there will be no exchange of cash and AirTran shares for Midwest Shares.

What percentage of AirTran’s common stock will former holders of Midwest Shares own after the offer?

AirTran estimates that if all Midwest Shares are exchanged pursuant to the offer and the second-step merger, former Midwest shareholders would own, in the aggregate, approximately 13.3% of the total outstanding shares of AirTran common stock. For a detailed discussion of the assumptions on which this estimate is based, see the section captioned “The Offer—Ownership of AirTran After the Offer.”

How long do I have to decide whether to tender in the offer?

Unless AirTran extends the period of time during which the offer is open, you have until 12:00 Midnight, New York City time, on Thursday, February 8, 2007, to decide whether to tender your Midwest Shares in the offer. If you cannot deliver everything required to make a valid tender to The Bank of New York, the exchange agent for the offer, prior to such time, you may be able to use a guaranteed delivery procedure to tender your Midwest Shares in the offer, which is described in the section captioned “The Offer—Procedure for Tendering.” When AirTran makes reference to the “expiration date” or the “expiration of the offer” anywhere in this prospectus and offer to exchange, this is the time to which AirTran is referring, including, when applicable, any extension period that may apply.

Can the offer be extended and under what circumstances?

AirTran may, in its sole discretion, extend the offer at any time or from time to time. For instance, the offer may be extended if any of the conditions specified in the section captioned “The Offer—Conditions of the Offer” are not satisfied prior to the scheduled expiration date of the offer. AirTran may also elect to provide a “subsequent offering period” for the offer. A subsequent offering period is not an extension of the offer. Rather, a subsequent offering period would be an additional period of time, beginning after AirTran, through Galena, has accepted for exchange all shares tendered during the offer, during which shareholders who did not tender their shares in the offer may tender their shares and receive the same consideration provided in the offer. AirTran does not currently intend to include a subsequent offering period, although it reserves the right to do so.

How will I be notified if the offer is extended?

If AirTran decides to extend the offer, it will inform the exchange agent of that fact and will make a public announcement of the extension, not later than 9:00 a.m., New York City time, on the business day after the day on which the offer was otherwise scheduled to expire.

How do I tender my Midwest Shares?

To tender Midwest Shares, you must deliver the certificates representing your Midwest Shares (and, if applicable, any separate Rights certificates), together with a completed letter of transmittal and any other required documents to the exchange agent not later than the time the offer expires. If your Midwest Shares are held in street name by your broker, dealer, commercial bank, trust company or other nominee, such nominee can tender your Midwest Shares through The Depository Trust Company. If you cannot deliver everything required to make a valid tender to the exchange agent for the offer prior to the expiration of the offer, you may have a limited amount of additional time by having a broker, a bank or other fiduciary that is a member of the Securities Transfer Agents Medallion Program or other eligible institution guarantee that the missing items will be received by the exchange agent within three business days after the expiration of the offer. However, the exchange agent must receive the missing items within that three business day period. For a complete discussion on the procedures for tendering your Midwest Shares, see the section captioned “The Offer—Procedure for Tendering.”

Until what time can I withdraw tendered Midwest Shares?

You can withdraw tendered Midwest Shares at any time until the expiration of the offer and, if AirTran, through Galena, has not agreed to accept your Midwest Shares for exchange pursuant to the offer, you can withdraw them at any time after March 11, 2007. Once Galena accepts Midwest Shares for exchange pursuant to the offer all tenders not previously withdrawn become irrevocable. If AirTran decides to provide a subsequent offering period, Galena will accept Midwest Shares tendered during that period immediately and thus you will not be able to withdraw Midwest Shares tendered during any subsequent offering period. For a complete discussion on the procedures for withdrawing your Midwest Shares, see the section captioned “The Offer—Withdrawal Rights.”

How do I withdraw tendered Midwest Shares?

To withdraw Midwest Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the exchange agent for the offer, during the period of time that you have the right to withdraw the Midwest Shares. For a complete discussion on the procedures for withdrawing your Midwest Shares, see the section captioned “The Offer—Withdrawal Rights.”

When and how will I be paid for my tendered Midwest Shares?

AirTran will exchange all validly tendered and not properly withdrawn Midwest Shares promptly after the expiration date of the offer, subject to the terms of the offer and the satisfaction or waiver of the conditions to the offer, as set forth in the section captioned “The Offer—Conditions of the Offer.” AirTran will pay for your validly tendered and not properly withdrawn Midwest Shares by depositing the purchase price, including AirTran shares, with the exchange agent, which will act as your agent for the purpose of receiving payments from AirTran and transmitting such payments to you. In all cases, payment for tendered Midwest Shares will be made only after timely receipt by the exchange agent of certificates for such Midwest Shares (or of a confirmation of a book-entry transfer of such Midwest Shares as described in the section captioned “The Offer—Procedure for Tendering”) and a properly completed and duly executed letter of transmittal and any other required documents for such Midwest Shares.

Has AirTran held discussions with Midwest?

AirTran has tried repeatedly to discuss with Midwest the potential acquisition of Midwest by AirTran or one of its affiliates, and AirTran is prepared to discuss with Midwest all aspects of its proposal to acquire Midwest. However, to date Midwest has declined to allow AirTran to conduct any due diligence with respect to non-public information of Midwest. See the section captioned “Background and Reasons for the Offer—Background of the Offer.”

What does the board of directors of Midwest think of the offer?

As of the date of this prospectus and offer to exchange, Midwest’s board of directors has not commented on the offer. Within ten business days after the filing of the registration statement and Schedule TO of which this prospectus and offer to exchange is a part, Midwest is required by Rule 14d-9 under the Exchange Act, to publish, send or give to you, and file with the SEC, a statement as to whether it recommends acceptance or rejection of the offer, that it expresses no opinion and remains neutral toward the offer, or that it is unable to take a position with respect to the offer. Midwest’s statement must also include the reasons for any position it takes. See the section captioned “The Offer—Overview.”

Will the tender offer be followed by a merger if all the Midwest Shares are not tendered?

If AirTran, through Galena, accepts for payment and pays for at least the number of Midwest Shares that, when added to the shares already owned by AirTran, Galena or any of AirTran’s other subsidiaries, constitutes a majority of the outstanding shares of Midwest common stock, on a fully diluted basis, AirTran intends to merge Midwest with and into Galena or another wholly-owned subsidiary of AirTran. If AirTran, through Galena, acquires at least 90 percent of the outstanding Midwest Shares, the merger will be carried out as a “short-form” merger under the Wisconsin Business Corporation Law which will not require any vote or approval by Midwest’s board of directors or remaining public shareholders. In either case, if the merger occurs, the surviving corporation will be a wholly-owned subsidiary of AirTran, and each issued and then outstanding Midwest share of common stock, other than any shares held in the treasury of Midwest, or owned by AirTran, Galena or any of AirTran’s other subsidiaries or held by Midwest shareholders properly seeking appraisal of their Midwest Shares, shall be canceled and converted automatically into the right to receive 0.5884 of a share of AirTran common stock and $6.6250, in cash (or any greater amount per share paid pursuant to the offer), without interest, subject to applicable withholding taxes. See the section captioned “The Offer—Plans for Midwest.”

If I decide not to tender, how will the offer affect my Midwest Shares?

If the offer is consummated and the second-step merger with Galena or another wholly-owned subsidiary of AirTran takes place, shareholders not tendering in the offer will receive in the second-step merger the same number of shares of AirTran common stock and amount of cash per share that they would have received had they tendered their Midwest Shares in the offer, subject to any applicable dissenters’ rights properly exercised under Wisconsin law. Therefore, if the second-step merger with a wholly-owned subsidiary of AirTran takes place and dissenters’ rights are not available or are not properly exercised by you, the key differences to you if you did not tender your Midwest Shares in the offer are that you (i) will be paid later and (ii) may receive shares of AirTran common stock with a current market price that is greater or less than the price of AirTran common stock on the date you would have received them if you had tendered in the offer. However, if the offer is consummated and the second-step merger with a wholly-owned subsidiary of AirTran does not take place, the number of Midwest shareholders and the number of shares of Midwest common stock that are still in the hands of the public may be so small that there will no longer be an active public trading market, or, possibly, any public trading market for the Midwest Shares, which may affect prices at which the Midwest Shares trade. Also, as described below, Midwest may cease making filings with the SEC or otherwise cease being subject to the SEC rules relating to publicly held companies. See the section captioned “The Offer—Effect of the Offer on the Market for Shares of Midwest Common Stock; American Stock Exchange Listing; Registration Under the Exchange Act; Margin Regulations.”

Are dissenters’ rights available in either the offer or the second-step merger?

Dissenters’ rights are the rights of shareholders, in certain cases, to receive “fair value” for their shares, as determined by a judicial appraisal process. Dissenters’ rights are not available in the offer. If you do not tender your Midwest Shares, do not vote in favor of the second-step merger and do comply with applicable procedures under Wisconsin law, subject to the exception described below, you will be entitled to dissenters’ rights in connection with the second-step merger. Dissenters’ rights will not be available to shareholders in connection with the second-step merger if, on the applicable determination date for the second-step merger, Midwest common stock is registered on the American Stock Exchange or any other national securities exchange. See the section captioned “The Offer—Purpose of the Offer; Dissenters’ Rights.”

The value of shares of Midwest common stock determined in a dissent proceeding could be the same as, or more or less than, the value of the consideration per share offered pursuant to the offer or proposed to be paid in the second-step merger. See the section captioned “The Offer—Purpose of the Offer; Dissenters’ Rights.”

What is the market value of my Midwest Shares as of a recent date?

On January 8, 2007, three trading days before AirTran announced its intention to commence this offer and on January 10, 2007, the most recent practicable date before the mailing of this prospectus, the closing price of a share of common stock of Midwest was $11.45 and $12.90, respectively. AirTran advises you to obtain a recent quotation for Midwest Shares before deciding whether to tender your Midwest Shares.

What will happen to my stock options?

If you have options issued by Midwest for shares of Midwest common stock, unless you are subject to Midwest’s 2005 Equity Incentive Plan, 2005 Non-Employee Director Stock Option Plan or its 2003 All Employee Stock Option Plan, each of which provides for accelerated vesting of certain stock options upon a change of control of Midwest, nothing will happen to the options in the offer. However, in the second-step merger, AirTran plans to cause Midwest to convert all outstanding options to purchase shares of Midwest common stock into options to purchase shares of AirTran common stock. The amount and exercise price of the converted options will be determined by the new Midwest board of directors after completion of the offer, taking into account the relative values of AirTran and Midwest.

Where can I find more information on AirTran and Midwest?

You can find more information about AirTran and Midwest from various sources described in the section captioned “Where You Can Find More Information.”

Who can I talk to if I have questions about the offer?

If you are a Midwest securityholder, you may call Innisfree M&A Incorporated, the information agent for the offer at (877) 456-3422 from the United States and Canada and (412) 232-3651 from outside the United States and Canada. Banks and brokers may call Innisfree collect at (212) 750-5833.

IMPORTANT

Any shareholder desiring to tender all or any portion of such shareholder’s Midwest Shares should either (i) complete and sign the accompanying letter of transmittal, or a manually signed facsimile thereof, in accordance with the instructions in the letter of transmittal and mail or deliver it together with the certificate(s) evidencing tendered Midwest Shares, and any other required documents, to the exchange agent or tender such Midwest Shares pursuant to the procedure for book-entry transfer set forth in section 3 of the letter of transmittal, or (ii) request such shareholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such shareholder. Any shareholder whose Midwest Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such shareholder desires to tender such Midwest Shares. The associated Rights are currently evidenced by the certificates representing the shares of Midwest common stock and, by tendering share certificates for Midwest common stock a shareholder will also tender the associated Rights. If the “Distribution Date” (as defined in section 3 of the Rights Agreement) occurs prior to the expiration of the offer, shareholders will be required to tender one associated Right for each share of Midwest common stock tendered in order to effect a valid tender of such Midwest Share.

A shareholder who desires to tender Midwest Shares and whose certificates evidencing such Midwest Shares (and, if applicable, certificates for the associated Rights) are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, may tender such Midwest Shares by following the procedure for guaranteed delivery set forth in the section captioned “The Offer—Procedures for Tendering” and section 2 of the letter of transmittal.

Questions or requests for assistance may be directed to the information agent at its address and telephone numbers as set forth below and on the back cover of this prospectus and offer to exchange. Requests for additional copies of this prospectus and offer to exchange, the accompanying letter of transmittal and the notice of guaranteed delivery may be directed to the information agent, and copies will be furnished promptly at the expense of AirTran. Shareholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the offer.

THE OFFER TO PURCHASE AND THE ACCOMPANYING LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD READ BOTH CAREFULLY AND IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

The information agent for the offer is:

501 Madison Avenue

20th Floor

New York, NY 10022

Midwest Securityholders Call Toll Free: (877) 456-3422 (from the U.S. and Canada)

or (412) 232-3651 (from outside the U.S. and Canada)

Banks and Brokers Call Collect: (212) 750-5833

The dealer managers for the offer are:

Morgan Stanley	Credit Suisse
1585 Broadway	11 Madison Avenue
New York, New York 10036	New York, New York 10010
Telephone: (212) 761-0626	Toll Free: (866) 354-4128

NOTE ON MIDWEST INFORMATION

In respect of information relating to Midwest’s business, operations and management presented in, or omitted from, this prospectus and offer to exchange, AirTran has relied upon publicly available information, primarily information publicly filed by Midwest with the SEC. Information publicly filed by Midwest may be examined and copies may be obtained at the places and in the manner set forth in the section captioned “Where You Can Find More Information.” Non-public information concerning Midwest was not available to AirTran for the purpose of preparing this prospectus and offer to exchange. Midwest has not cooperated with AirTran in, and has not been involved in, the preparation of this prospectus and offer to exchange and has not verified the information contained in this prospectus and offer to exchange relating to Midwest. Publicly available information concerning Midwest may contain errors. AirTran has no knowledge that would indicate that any statements contained herein, including statements incorporated by reference, regarding Midwest’s operations, financial condition or condition in general, based upon such publicly filed reports and documents are inaccurate, incomplete or untrue. However, AirTran was not involved in the preparation of such information and statements. As a result, AirTran has made adjustments and assumptions in preparing the pro forma financial information presented in this prospectus and offer to exchange, which have necessarily involved estimates with respect to Midwest’s financial information. Any financial or other information regarding Midwest that may be detrimental to AirTran following the acquisition of Midwest that has not been publicly disclosed by Midwest, or errors in estimates due to the lack of cooperation from Midwest, may have an adverse effect on the benefits AirTran expects to achieve through the consummation of the offer.

Pursuant to Rule 409 promulgated under the Securities Act, AirTran and Galena have requested that Midwest provide the information required to furnish complete disclosure regarding the business, operations, financial condition and management of Midwest. In addition, pursuant to Rule 437 promulgated under the Securities Act, AirTran and Galena have requested that:

•	Midwest cooperate in obtaining the consent of its independent public accountants to being named herein and to the incorporation by reference of its audit report included in Midwest’s annual report on Form 10-K for the fiscal year ended December 31, 2005; and

•	Midwest’s independent public accountants provide AirTran and Galena with their consent required for AirTran and Galena to incorporate by reference into this prospectus and offer to exchange the audit report included in Midwest’s annual report on Form 10-K for the fiscal year ended December 31, 2005.

AirTran will amend or supplement the registration statement, of which this prospectus and offer to exchange are a part, to include such additional information if AirTran receives the information before the offer expires and AirTran considers it to be material, reliable and appropriate. As of the date of this prospectus and offer to exchange, no such information has been received.

SUMMARY

This summary highlights selected information from this prospectus and offer to exchange, and may not contain all of the information that is important to you. To better understand the offer to holders of shares of Midwest common stock, you should carefully read this entire prospectus and offer to exchange, as well as those additional documents to which we refer you. You may obtain the information incorporated by reference into this prospectus and offer to exchange by following the instructions in the section captioned “Where You Can Find More Information.”

The Companies

AirTran

AirTran is a Nevada corporation with principal executive offices located at 9555 AirTran Boulevard, Orlando, Florida 32827. The telephone number of AirTran’s executive offices is (407) 318-5600. AirTran is one of the largest low-fare scheduled airlines in the United States in terms of departures and seats offered. AirTran operates scheduled airline service primarily in short-haul markets principally in the eastern United States, with a majority of its flights originating and terminating at its hub in Atlanta, Georgia. As of January 1, 2007, AirTran operated 87 Boeing 717 (B717) and 40 Boeing 737 (B737) aircraft, making approximately 700 scheduled flights per day to 51 destinations across the United States and the Bahamas. All of the operations of AirTran Holdings, Inc. are conducted by its wholly-owned subsidiary, AirTran Airways, Inc.

Midwest

Midwest is a Wisconsin corporation with principal executive offices located at 6744 South Howell Avenue, Oak Creek, Wisconsin 53154. The telephone number of Midwest’s executive offices is (414) 570-4000. Midwest operates a passenger jet airline that serves major destinations throughout the United States from Milwaukee, Wisconsin and Kansas City, Missouri. Skyway Airlines, Inc., a wholly-owned subsidiary of Midwest, operates as Midwest Connect and offers connections to Midwest Airlines, as well as point-to-point service between select markets on regional jet and turboprop aircraft. Together, Midwest and Midwest Connect offer service to 47 cities.

The Offer

AirTran, through Galena, is offering to exchange for each outstanding share of Midwest common stock and associated Rights, which are validly tendered and not properly withdrawn prior to the expiration date:

•	$6.6250 in cash, without interest; and

•	0.5884 of a share of newly issued AirTran common stock.

Based on the closing price of AirTran common stock on the New York Stock Exchange on January 8, 2007, 0.5884 of an AirTran share had a value of $6.6250. The value of 0.5884 of an AirTran share will fluctuate prior to the expiration date of the offer as the market price of AirTran common stock changes. At AirTran share prices of $11.26 and above, the total value of the AirTran offer will exceed $13.25 per Midwest Share, and at AirTran share prices below $11.26, the total value of the offer will have a corresponding value lower than $13.25.

Solely for purposes of illustration, the following table reflects the per share amount of cash and the market value of the AirTran common stock that a Midwest shareholder would receive for each Midwest Share tendered pursuant to the offer at different market values for the AirTran shares.

Assumed Market Price (per AirTran share)	Value of 0.5884 of an AirTran Share	Cash Amount Paid (per Midwest Share)	Implied Value (per Midwest Share exchanged)
$ 9.50	$5.590	$6.625	$12.215
$10.00	$5.884	$6.625	$12.509
$10.50	$6.178	$6.625	$12.803
$11.00	$6.472	$6.625	$13.097
$11.50	$6.767	$6.625	$13.392
$12.00	$7.061	$6.625	$13.686
$12.50	$7.355	$6.625	$13.980
$13.00	$7.649	$6.625	$14.274
$13.50	$7.943	$6.625	$14.568

The market prices of AirTran common stock used in the above table, and the assumptions regarding the exact value of cash and AirTran common stock that a hypothetical Midwest shareholder would receive, are for purposes of illustration only. The price of AirTran common stock fluctuates and may be higher or lower than in these examples at the time the offer is completed.

Midwest shareholders should consider current market quotations for shares of AirTran common stock and Midwest Shares before deciding whether to tender pursuant to the offer.

Midwest shareholders will not receive any fractional shares of AirTran common stock in the offer. Instead of receiving any fractional shares of AirTran common stock to which Midwest shareholders otherwise would be entitled, tendering Midwest shareholders will receive an amount in cash (without interest) equal to such holder’s respective proportionate interest in the proceeds from the sale or sales in the open market by the exchange agent for the offer, on behalf of all such holders, of the aggregate fractional shares of AirTran common stock issued pursuant to the offer, as described in the section captioned “The Offer—Cash Instead of Fractional Shares of AirTran Common Stock.”

Reasons for the Offer

The competitive landscape of the airline industry has significantly changed over the past few years and is projected to continue to change in the future. The following key industry trends have led to AirTran’s search for ways to better compete and grow its business:

•	competition from larger carriers is expected to increase as many legacy carriers restructure in bankruptcy to lower their nonfuel operating costs;

•	competition from larger carriers is expected to increase as such carriers attempt to leverage advantages of larger route networks and flight frequency with decreased operating costs to gain competitive advantage;

•	competition from other existing and new, low-cost carriers is expected to increase as existing carriers seek to grow their fleets and new, low-cost carriers enter the market utilizing new aircraft, used aircraft, or a combination thereof;

•	continued overcapacity in the industry has adversely affected industry profit margins; and

•	intense price competition has adversely affected industry profit margins.

AirTran believes these trends are likely to lead to increased industry consolidation as carriers attempt to gain larger route networks, increase city presence in key markets, and achieve greater economies and efficiencies of scale.

AirTran believes a business combination with Midwest offers a number of potential benefits including:

•	creation of a truly national low-cost carrier with superior service and market leading low costs;

•	complementary route networks with limited overlap that would combine the strength of Midwest’s east-west route focus with AirTran’s north-south route strength;

•	ability to service the increased route network of the combined company due to more rapid fleet expansion made possible by AirTran’s existing B737 delivery positions;

•	greater city presence with a total of 72 destinations served, of which 43 destinations are anticipated to immediately be served with more than five daily flights and 19 cities that are anticipated to offer flights to five or more separate destinations;

•	limited apparent aircraft integration costs and risk due to B717 fleet commonality;

•	increased cost reduction opportunities in the form of fuel and other savings through the replacement of existing Midwest MD80 aircraft with fuel efficient B737 aircraft;

•	better diversification of revenues by market;

•	additional network synergies due to improved fleet and capacity utilization and increased aircraft utilization;

•	potential for expansion of new hub and focus cities in Milwaukee and Kansas City by building on existing Midwest operations;

•	increased utilization of existing Midwest maintenance facilities and reservation centers to support expanded operations of the combined company;

•	enhanced service-based competition through the combination of service amenities;

•	increased advancement opportunities and improved job security for the combined company’s employees; and

•	the potential for improved access to capital.

AirTran believes the combination of Midwest with AirTran on the terms contemplated by the offer should:

•	be accretive to AirTran’s earnings per share after the first full year following the close of the merger and significantly accretive thereafter;

•	generate significant operational efficiencies and cost savings;

•	allow the combined carrier to capture increased traffic in existing markets associated with greater city presence and flight frequency; and

•	drive consumer demand through the introduction of additional price and service competition in existing Midwest markets and in additional new markets.

AirTran believes the offer will significantly benefit both AirTran and Midwest and their shareholders, customers and employees. AirTran believes that a combination of AirTran and Midwest also has significant beneficial long-term growth prospects, which should increase shareholder value. The AirTran common stock to be issued to Midwest shareholders in the offer will allow such shareholders to participate in the growth and shareholder value enhancement opportunities of the combined company.

Conditions of the Offer

AirTran’s obligation to exchange shares of AirTran common stock and cash for Midwest Shares pursuant to the offer is subject to several conditions including, among others, the minimum tender condition. Based on 18,868,710 shares of Midwest common stock outstanding (including outstanding restricted stock) as of October 23, 2006 and options to purchase 3,293,516 shares of Midwest common stock outstanding as of September 30, 2006, warrants to purchase 1,571,467 shares of Midwest common stock outstanding as of September 30, 2006 and 4,599,000 shares of Midwest common stock issuable upon the conversion of the Midwest notes, AirTran’s acquisition of 14,166,347 shares of Midwest common stock would satisfy the minimum tender condition. The offer is subject to certain additional conditions referred to below under the section captioned “The Offer—Conditions of The Offer.”

Regulatory Approvals

Antitrust Approval

Pursuant to the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which is referred to in this prospectus and offer to exchange as the “HSR Act,” AirTran will file a Notification and Report Form with respect to the offer and the second-step merger with the Antitrust Division of the Untied States Department of Justice, which is referred to in this prospectus as the Antitrust Division, and the Federal Trade Commission, which is referred to in this prospectus as the “FTC,” on January 12, 2007. As a result, the waiting period applicable to the purchase of shares of Midwest common stock pursuant to the offer is scheduled to expire at 11:59 P.M., New York City time, on February 11, 2007. Under the provisions of the HSR Act applicable to the offer, the purchase of Shares pursuant to the offer may not be consummated until the expiration of a 30-calendar day waiting period following the filing by AirTran, unless such waiting period is earlier terminated by the FTC and the Antitrust Division, or extended by a request from the FTC or the Antitrust Division for additional information or documentary material prior to the expiration of the waiting period. AirTran will make a request pursuant to the HSR Act for early termination of the waiting period applicable to the offer. There can be no assurance, however, that the 30-day HSR Act waiting period will be terminated early. If either the FTC or the Antitrust Division were to request additional information or documentary material from AirTran with respect to the offer, the waiting period with respect to the offer would expire at 11:59 p.m., New York City time, on the tenth calendar day after the date of compliance with such request. Thereafter, the waiting period could be extended only by court order or as agreed to by AirTran. If the acquisition of Shares is delayed due to a request by the FTC or the Antitrust Division for additional information or documentary material pursuant to the HSR Act, the offer may, but need not, be extended and, in any event, the purchase of and payment for Shares will be deferred until ten days after the request is complied with, unless the waiting period is sooner terminated by the FTC and the Antitrust Division. Only one extension of such waiting period pursuant to a request for additional information is authorized by the HSR Act and rules promulgated thereunder, except by court order. Any such extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. See the section captioned “The Offer—Withdrawal Rights.” It is a condition to the offer that all waiting periods under applicable antitrust laws, including the HSR Act, expire or be terminated. See the section captioned “The Offer—Conditions of the Offer.”

DOT/FAA Approval

Both the Competition and Policy Analysis Division, or the Competition Division, of the United States Department of Transportation, or DOT, and the Federal Aviation Administration, or the FAA, will review the proposed acquisition of Midwest by AirTran. Neither review is anticipated to adversely impact the ability of AirTran and Galena to complete the offer or any second-step merger, although the Competition Division is expected to provide its analysis to the Antitrust Division. For a discussion of the FAA and Competition Division procedures see the section captioned “The Offer—Certain Legal Matters; Regulatory Approvals.”

Extension, Termination and Amendment

To the extent legally permissible, AirTran and Galena each also reserves the right, in its sole discretion, at any time or from time to time:

•	to extend, for any reason, the period of time during which the offer is open;

•	to delay acceptance for exchange of, or exchange of, any Midwest Shares pursuant to the offer, or to terminate the offer and not accept or exchange any Midwest Shares not previously accepted or exchanged, upon the failure of any of the conditions of the offer to be satisfied prior to the expiration date;

•	to amend or terminate the offer without accepting for exchange or exchanging any Midwest Shares if Midwest agrees to enter into a negotiated merger agreement with AirTran; and

•	to waive any condition or otherwise amend the offer in any respect.

In addition, even if Galena has accepted, but not paid for, Midwest Shares in the offer, AirTran or Galena may terminate the offer and not exchange Midwest Shares that were previously tendered if completion of the offer is illegal or if a governmental authority has commenced or threatened legal action related to the offer.

Exchange of Midwest Shares; Delivery of Shares of AirTran Common Stock and Cash

Upon the terms and subject to the conditions of the offer (including, if the offer is extended or amended, the terms and conditions of any such extension or amendment), AirTran will cause Galena to accept for exchange, and will cause Galena to exchange for cash and AirTran common stock, all Midwest Shares validly tendered and not properly withdrawn as promptly as practicable after the expiration date. If AirTran elects to provide a subsequent offering period following the expiration of the offer, Midwest Shares tendered during such subsequent offering period will be accepted for exchange immediately upon tender and will be promptly exchanged.

Cash Instead of Fractional Shares of AirTran Common Stock

In the offer, each Midwest Share tendered will be exchanged for cash and shares of AirTran common stock. In addition, instead of receiving any fractional shares of AirTran common stock to which Midwest shareholders may otherwise be entitled, tendering Midwest shareholders will receive an amount in cash, without interest, equal to such holder’s respective proportionate interest in the proceeds from the sale or sales in the open market by the exchange agent for the offer, on behalf of all such holders, of the aggregate fractional shares of AirTran common stock issued pursuant to the offer.

Withdrawal Rights

You can withdraw tendered Midwest Shares at any time until the expiration date and, if AirTran, through Galena, has not agreed to accept your Midwest Shares for exchange March 11, 2007, you can withdraw them at any time after such date until it accepts Midwest Shares for exchange. If AirTran decides to provide a subsequent offering period, Galena will accept Midwest Shares tendered during that period immediately, and thus you will not be able to withdraw Midwest Shares tendered during any subsequent offering period.

Procedure for Tendering Shares

The procedure for tendering Midwest Shares varies depending on whether you possess physical certificates or a nominee holds your certificates for you, and on whether or not you hold your securities in book-entry form. AirTran urges you to read the section captioned “The Offer—Procedure for Tendering” as well as the transmittal materials.

Risk Factors

The offer is, and upon the consummation of the offer, the combined company will be, subject to several risks. In deciding whether to tender your Midwest Shares pursuant to the offer, you should carefully read and consider the risk factors contained in the section captioned “Risk Factors.”

Financing of the Offer

In connection with the cash portion of the consideration payable pursuant to the offer and the second-step merger, AirTran has obtained commitments from the Credit Arrangers, who are affiliates of Morgan Stanley and Credit Suisse, to provide, subject to certain conditions, financing of up to $180,000,000 under a proposed new credit facility. AirTran expects to have sufficient funds to complete the transactions contemplated by the offer and the second-step merger and to pay fees, expenses and other related amounts through borrowings under the proposed credit facility and AirTran’s cash on hand. The offer is contingent on AirTran and or Galena having received proceeds from the commitments described above that are sufficient to complete the transactions contemplated by the offer and the second-step merger, and to pay fees, expenses and other related amounts. For additional details on the proposed financing see the section captioned “The Offer—Source and Amount of Funds.”

Comparison of Shareholders’ Rights

You will receive AirTran common stock if you tender your Midwest Shares in the offer. There are a number of differences between the rights of a shareholder of Midwest, a Wisconsin corporation, and the rights of a shareholder of AirTran, a Nevada corporation. AirTran urges you to review the discussion in the section captioned “Comparison of Shareholders’ Rights.”

Ownership of AirTran After the Offer

Based on certain assumptions regarding the number of Midwest Shares to be exchanged and the number of shares of AirTran common stock that would be issued in connection with the offer, AirTran estimates that former Midwest shareholders will own, in the aggregate, 13.3% of the outstanding shares of AirTran common stock, representing approximately 13.1% of the total shares of AirTran common stock on a fully diluted basis. For a detailed discussion of the assumptions on which this estimate is based, see the section captioned “The Offer—Ownership of AirTran After the Offer.”

Recent Developments

On January 3, 2007, AirTran filed a current report on Form 8-K to provide certain guidance with respect to its financial results for the fourth quarter and the year ended December 31, 2006 and certain anticipated operational results for its wholly-owned subsidiary AirTran Airways, Inc.

AirTran announced that:

•	Load factor at AirTran Airways, Inc. during December 2006 was up 0.4 percentage points to 70.4% for such month compared to December 2005, and was down 2.5 percentage points to 69.0% for the fourth quarter of 2006 compared to the fourth quarter of 2005.

•	Because of the decline in load factor and weaker yields for the fourth quarter due to increased competitive capacity along the East Coast, AirTran expects its fourth quarter 2006 unit revenue (revenue per available seat mile) to decline between 6.5% to 7.5% when compared to the fourth quarter of 2005.

•	Based on the information available to it, AirTran believes that the competitive capacity increases peaked in November 2006 and that based on published future schedules, capacity increases in AirTran key competitive markets are expected to moderate in the first quarter of 2007.

•	AirTran’s fourth quarter costs remain on target with its previously issued guidance, all-in fuel costs are expected to be within a range of $2.00 to $2.05 a gallon, and fourth quarter non-fuel costs are expected to be down approximately 3%.

•	Although AirTran anticipates reporting a modest loss for the fourth quarter, it expects to be profitable for the full year 2006.

RISK FACTORS

Forward Looking Information

Certain of the statements contained herein should be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 including Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements may be identified by words such as “may, “ “will, “ “expect, “ “intend,” “indicate,” “anticipate,” “believe,” “forecast,” “estimate,” “plan, “ “guidance,” “outlook,” “could, “ “should,” “continue” and similar terms used in connection with statements regarding the outlook of AirTran. Such statements include, but are not limited to, statements about expected fuel costs, the revenue and pricing environment, AirTran’s expected financial performance and operations, future financing plans and needs, overall economic conditions and the benefits of the business combination transaction involving Midwest and AirTran, including future financial and operating results and the combined companies’ plans, objectives, expectations and intentions. Other forward-looking statements that do not relate solely to historical facts include, without limitation, statements that discuss the possible future effects of current known trends or uncertainties or which indicate that the future effects of known trends or uncertainties cannot be predicted, guaranteed or assured. Such statements are based upon the current beliefs and expectations of AirTran’s management, are not guarantees of future performance, and are subject to significant risks and uncertainties that could cause AirTran’s actual results and financial position to differ materially from AirTran’s expectations. Such risks and uncertainties include, but are not limited to, the following: AirTran’s ability to achieve the synergies anticipated as a result of the potential business combination transaction involving Midwest and to achieve those synergies in a timely manner; AirTran’s ability to integrate the management, operations and labor groups of AirTran and Midwest; the impact of high fuel costs; significant disruptions in the supply of aircraft fuel and further significant increases to fuel prices; AirTran’s ability to attract and retain qualified personnel; labor costs and relations with unionized employees generally and the impact and outcome of labor negotiations; the impact of global instability, including the current instability in the Middle East, the continuing impact of the U.S. military presence in Iraq and Afghanistan and the terrorist attacks of September 11, 2001 and the potential impact of future hostilities, terrorist attacks, infectious disease outbreaks or other global events that affect travel behavior; adequacy of insurance coverage; reliance on automated systems and the potential impact of any failure or disruption of these systems; the potential impact of future significant operating losses; AirTran’s ability to obtain and maintain commercially reasonable terms with vendors and service providers and its reliance on those vendors and service providers; security-related and insurance costs; changes in government legislation and regulation; AirTran’s ability to use pre-merger net operating losses and certain tax attributes; competitive practices in the industry, including significant fare restructuring activities, capacity reductions and in-court or out-of-court restructuring by major airlines and industry consolidation; interruptions or disruptions in service at one or more of AirTran’s hub airports; weather conditions; the impact of fleet concentration and increased maintenance costs as aircraft age and utilization increases; AirTran’s ability to maintain adequate liquidity; AirTran’s ability to maintain contracts that are critical to its operations; AirTran’s fixed obligations and its ability to obtain and maintain financing for operations, aircraft financing and other purposes; changes in prevailing interest rates; AirTran’s ability to operate pursuant to the terms of its financing facilities (particularly the financial covenants); AirTran’s ability to attract and retain customers; the cyclical nature of the airline industry; economic conditions; and other risks and uncertainties listed from time to time in AirTran’s reports filed with the SEC. There may be other factors not identified above of which AirTran is not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. All forward-looking statements are based on information currently available to AirTran. In particular, forward-looking statements as to AirTran’s financial and business performance following the proposed acquisition of Midwest should be qualified by the absence of any opportunity for AirTran to perform comprehensive due diligence on Midwest. These forward-looking statements might have been significantly different had such due diligence been undertaken. Readers of this prospectus are cautioned not to place undue reliance on these forward-looking statements since, while AirTran believes the assumptions on which the forward-looking statements are based are reasonable, there can be no assurance that these forward-looking statements will prove to be accurate. This cautionary statement is applicable to all forward-looking statements contained in this prospectus and the material accompanying this prospectus. AirTran assumes no obligation to publicly update or revise any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such estimates.

Risk Factors Relating to the Offer

AirTran has only conducted a review of Midwest’s publicly available information and has not had access to Midwest’s non-public information; therefore, AirTran may be subject to unknown liabilities of Midwest that may have a material adverse effect on AirTran’s profitability and results of operations.

To date, AirTran has only conducted a due diligence review of Midwest’s publicly available information. As a result, after the consummation of the offer, AirTran may be subject to unknown liabilities of Midwest, that may have a material adverse effect on AirTran’s profitability and results of operations, which AirTran might have otherwise discovered if AirTran had been permitted by Midwest to conduct a complete due diligence review of Midwest’s non-public information.

AirTran’s verification of the reliability of the Midwest information included in, or omitted from, this prospectus and offer to exchange, pursuant to AirTran’s due diligence review of Midwest has been limited by Midwest’s refusal to provide AirTran with the accounting and other records necessary for AirTran to fully assess the financial and operating condition of Midwest.

In respect of all information relating to Midwest presented in, incorporated by reference into or omitted from this prospectus, AirTran has relied upon publicly available information, including information publicly filed by Midwest with the SEC. Although AirTran has no knowledge that would indicate that any statements contained herein regarding Midwest’s condition, including its financial or operating condition based upon such publicly filed reports and documents, are inaccurate, incomplete or untrue, AirTran was not involved in the preparation of such information and statements. For example, AirTran has made adjustments and assumptions in preparing the pro forma financial information presented in this prospectus that have necessarily involved AirTran’s estimates with respect to Midwest’s financial information. Any financial, operating or other information regarding Midwest that may be detrimental to AirTran following AirTran’s acquisition of Midwest that has not been publicly disclosed by Midwest, or errors in AirTran’s estimates due to the lack of cooperation from Midwest, may have an adverse effect on the benefits AirTran expects to achieve through the consummation of the offer.

The offer could trigger certain provisions contained in Midwest’s employee benefit plans, the Midwest notes or other agreements that could require AirTran to make change of control payments or permit a counter-party to an agreement with Midwest to terminate that agreement.

Certain of Midwest’s employee benefit plans contain change of control clauses providing for compensation to be granted to certain members of Midwest senior management if, following a change of control, Midwest terminates the employment relationship between Midwest and these employees, or if these employees terminate the employment relationship because their respective positions with Midwest have materially changed. If successful, the offer would constitute a change of control, thereby giving rise to potential change of control payments.

At any time beginning up to 15 days prior to the acceptance of the offer by 50% or more of the outstanding shares of Midwest common stock and ending on the day that is up to ten days after the acceptance of such offer, the holders of Midwest notes will be entitled to require Midwest, Midwest Airlines, Inc. and Skyway Airlines, Inc., jointly and severally, to redeem such holder’s Midwest notes (or a portion of such notes) at a price equal to 110% of the principal amount of the notes being redeemed plus accrued but unpaid interest. The exact redemption rights period is dependent on the timing of the delivery of required notices by Midwest to the holders of the Midwest notes. Similar redemption rights will arise in connection with any consummation of a second-step merger.

Because AirTran has not had the opportunity to review Midwest’s non-public information, there may be other agreements that permit a counter-party to terminate an agreement because the offer or the second-step merger would cause a default or violate an anti-assignment, change of control or similar clause. If this happens, AirTran may have to seek to replace any such agreements with new agreements. AirTran cannot assure you that it will be able to replace a terminated agreement on comparable terms or at all. Depending on the importance of a terminated agreement to Midwest’s business, failure to replace that agreement on similar terms, or at all, may increase the costs to AirTran of operating Midwest’s business or prevent AirTran from operating part, or all, of Midwest’s business.

Antitrust authorities may attempt to delay or prevent AirTran’s acquisition of Midwest or may require divestitures.

AirTran will make a premerger filing under the HSR Act with the FTC and Antitrust Division. Until the applicable waiting period under the HSR Act expires or is terminated, AirTran may not purchase Midwest’s common stock. Based on publicly available information concerning Midwest’s operations, AirTran is not aware of any other material filings that will be required or advisable in other jurisdictions. AirTran cannot provide any assurance that the necessary approvals will be obtained or that there will not be any adverse consequences to AirTran’s or Midwest’s businesses resulting from the failure to obtain these regulatory approvals, or from conditions that could be imposed in connection with obtaining these approvals, including divestitures or other operating restrictions upon Midwest or the combined company. The offer is conditioned upon the receipt from all antitrust authorities of approval and/or clearance of AirTran’s acquisition of Midwest without AirTran, Midwest, Galena, or any of AirTran’s other subsidiaries being required to meet any condition or requirement giving rise to specified adverse financial effects, and no court or other authority prohibiting the consummation of the offer. You should be aware that all required regulatory approvals may not be obtained in time and could result in a significant delay in the consummation of the offer.

Upon your receipt of shares of AirTran common stock in the offer, you will become a shareholder of AirTran, a Nevada corporation, which will have certain shareholder rights and privileges that are different from those you have as a shareholder of Midwest, a Wisconsin corporation.

AirTran is a Nevada corporation, and is governed by the laws of the State of Nevada and by its certificate of incorporation and bylaws. The Business Corporation Act of the State of Nevada extends to shareholders certain rights and privileges that may not exist under Wisconsin law and, conversely, does not extend certain rights and privileges that you may have as a shareholder of a company governed by Wisconsin law. The directors of a Nevada corporation may elect to adopt certain provisions that have the effect of discouraging a third party from acquiring control of the corporation. Such provisions could limit the price that some investors might be willing to pay in the future for shares of AirTran common stock. These Nevada provisions may also have the effect of discouraging or preventing certain types of transactions involving an actual or a threatened change in control of AirTran, including unsolicited takeover attempts, even though such a transaction may offer AirTran shareholders the opportunity to sell their shares of AirTran common stock at a price above the prevailing market price. For a detailed discussion of the rights of AirTran shareholders versus the rights of Midwest shareholders, see the section captioned “Comparison of Shareholders’ Rights.”

The receipt of shares of AirTran common stock in the offer and/or the second-step merger may be taxable to Midwest shareholders.

If the offer and the second-step merger are not treated as an integrated transaction for United States federal income tax purposes, if the second-step merger is not completed, or if the transaction otherwise fails to qualify as a tax-free reorganization, the exchange of Midwest Shares for shares of AirTran common stock in the offer and/or the second-step merger will be taxable to such shareholders for U.S. federal income tax purposes. In the opinion of Smith, Gambrell & Russell, LLP, the offer and the second-step merger will be treated as an integrated transaction that qualifies as a tax-free reorganization under Section 368(a) of the Code. The opinion of Smith,

Gambrell & Russell, LLP assumes a number of factors that will not be definitively known prior to completion of the offer and the second-step merger. In addition, the opinion of Smith, Gambrell & Russell, LLP will not be binding on the Internal Revenue Service and there can be no assurance that the Internal Revenue Service will not challenge the conclusion set forth therein. For more information, see the section captioned “The Offer— Material U.S. Federal Income Tax Consequences” and the opinion of Smith, Gambrell & Russell, LLP attached as Annex A to this prospectus and offer to exchange. Midwest shareholders should consult their tax advisors to determine the specific tax consequences to them of the offer and the second-step merger, including any federal, state, local, foreign or other tax consequences, and any tax return filing or other reporting requirements.

You are being offered a fixed number of shares of AirTran common stock as part of the consideration for each Midwest Share exchanged by you in the offer, which exposes you to the risk of market fluctuation.

You are being offered a fixed number of shares of AirTran common stock as part of the consideration for the offer, rather than a number of shares of AirTran common stock with a fixed market value. Consequently, the market value of the shares of AirTran common stock to be issued may decrease significantly between the date of this prospectus and offer to exchange and the time of the completion of the offer and any second-step merger. The market value of the shares of AirTran common stock to be issued to you in either the offer or any second-step merger may thereafter fluctuate significantly from the values indicated in this prospectus and offer to exchange.

The value of shares of AirTran common stock to be issued in either the offer or any second-step merger will fluctuate and will depend on, among other things, the market price of AirTran common stock, and any change in the number of shares offered. The market price of the shares of AirTran common stock to be issued in either the offer or any second-step merger may vary as a result of, among other things, changes in the business, operations or prospects of AirTran or Midwest, or market assessments of the impact of either the offer or any second-step merger. In addition, the stock markets have recently experienced significant price and volume fluctuations, which could have an adverse effect on the trading price of shares of AirTran common stock prior to the second-step merger.

Finally, the exchange of certificates evidencing your Midwest Shares for shares of AirTran common stock and cash will not take place immediately upon completion of either the offer or any second-step merger. Thus, the value of the shares of AirTran common stock you receive in either the offer or any second-step merger may be lower or higher at the time you actually receive them and become able to sell them, than at the time of either the offer or any second-step merger.

This transaction may adversely affect the liquidity and value of non-tendered Midwest common stock.

In the event that not all of the shares of Midwest common stock are tendered for exchange in the offer, the number of shareholders and the number of shares of Midwest common stock held by individual holders will be greatly reduced. As a result, the closing of the offer would adversely affect the liquidity and could also adversely affect the market value of the remaining shares of Midwest common stock held by the public. Subject to the rules of AMEX, AirTran may delist the shares of Midwest common stock from AMEX. As a result of such delisting, shares of Midwest common stock not tendered pursuant to the offer may become illiquid and may be of reduced value. See the section captioned “The Offer—Plans for Midwest.”

Risks Factors Relating to AirTran and the combined company

Uncertainties exist in integrating the business and operations of AirTran and Midwest.

AirTran intends, to the extent possible, to integrate Midwest’s operations with those of AirTran. Although AirTran believes that the integration of Midwest’s operations into AirTran’s should not present substantial difficulties, there can be no assurance that AirTran will not encounter such difficulties in integrating Midwest’s operations with AirTran’s operations, resulting in a delay or the failure to achieve the anticipated synergies and, therefore, the expected increases in earnings and cost savings. The difficulties of combining the operations of the companies include, among other things:

•	possible inconsistencies in standards, controls, procedures and policies, business cultures and compensation structures between Midwest and AirTran;

•	the consolidation of sales and marketing operations;

•	the retention of existing customers and attraction of new customers;

•	the retention of key employees;

•	employee strikes and other labor-related disruptions in connection with disputes over union and collective bargaining representation in the combined company;

•	employee strikes and other labor-related disruptions in connection with seniority questions with respect to both union and non-union employees of the combined company;

•	the consolidation of corporate and administrative infrastructures;

•	the integration and management of the technologies and products of the two companies, including the consolidation and integration of computer information systems;

•	the identification and elimination of redundant and underperforming operations and assets;

•	costs associated with the termination of the leases for Midwest’s MD80 aircraft and the timing thereof;

•	costs associated with Midwest’s agreement with Skywest, Inc. for the operation of 50-seat regional jet service beginning in April 2007, or the termination of such agreement and the timing thereof;

•	the efficient use of capital assets to develop the business of the combined company;

•	the minimization of the diversion of management’s attention from ongoing business concerns;

•	the coordination of geographically separate operations;

•	the possibility of tax costs or inefficiencies associated with the integration of the operations of the combined company; and

•	the possible need to modify internal controls over financial reporting standards in order to comply with the Foreign Corrupt Practices Act, the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder.

For these reasons, AirTran may fail to successfully complete the integration of Midwest and AirTran as contemplated, or to realize the anticipated benefits of the integration of the two companies. Actual cost savings and synergies may be lower than AirTran currently expects and may take a longer time to achieve than AirTran currently anticipates.

Even if the offer is completed, full integration of Midwest’s operations with AirTran’s may be delayed if AirTran cannot acquire 90 percent of the issued and outstanding shares of Midwest common stock pursuant to the offer.

The offer is subject to a condition that, before the end of the expiration date, there shall have been validly tendered and not properly withdrawn at least a majority of the Midwest Shares on a fully diluted basis. If Galena or another subsidiary of AirTran acquires at least 90 percent of the issued and outstanding shares of Midwest common stock, AirTran will be able to cause such subsidiary and Midwest to effect a “short-form” merger under Wisconsin law. A short-form merger would enable AirTran to merge Midwest with and into Galena or another wholly-owned subsidiary of AirTran without any action on the part of the other holders of Midwest common stock, and thereby acquire any remaining issued and outstanding shares of Midwest common stock. In such event, AirTran will be required, pursuant to Wisconsin law, to provide a ten-day notice period before a short-form merger can be completed. If, however, at the end of the offer period, Galena or another subsidiary of AirTran does not hold 90 percent of the issued and outstanding shares of Midwest common stock, AirTran and Galena may solicit proxies or take other action in connection with a “long-form” merger to purchase the remainder of the Midwest Shares. This could prevent or delay AirTran from realizing some or all of the anticipated benefits from the integration of Midwest’s operations with AirTran’s operations.

AirTran may not perform as well financially as it expects following the merger.

In deciding to make its offer, AirTran considered the benefits of operating the airline operations of AirTran and Midwest as a combined company, including, among others, an enhanced ability to compete in the airline industry and cost savings from combining the businesses of AirTran and Midwest. AirTran has estimated that, beginning after the first full year of combined operations, the combined company will realize approximately $60 million in incremental operating cost and revenue synergies before the additional benefits of greater city presences. AirTran cannot assure you, however, that these synergies will be realized.

To realize the anticipated benefits from the merger, AirTran must successfully combine the businesses of AirTran and Midwest in a manner that permits those costs savings and other synergies to be realized in a timely fashion. In addition, AirTran must achieve these savings without adversely affecting revenues or suffering a business interruption. If AirTran is not able to successfully achieve these objectives, the anticipated benefits of the merger may not be fully realized, or may take longer to realize than expected.

Midwest experienced significant operating losses and net losses in each of the last five fiscal years (2001-2005). AirTran expects that the acquisition of Midwest will result in certain synergies, business opportunities and growth prospects. AirTran, however, may never realize these expected synergies, business opportunities and growth prospects. The combined company may experience increased competition that limits its ability to expand its business. AirTran may not be able to capitalize on expected business opportunities, including retaining current Midwest customers. In addition, assumptions underlying estimates of expected cost savings and expected revenue synergies may be inaccurate, or general industry and business conditions may deteriorate. Furthermore, integrating operations may require significant efforts and expenses beyond those currently contemplated. AirTran’s management may have its attention diverted from ongoing operations while trying to integrate the operations of AirTran and Midwest. AirTran cannot assure you that the acquisition of Midwest will result in combined results of operations and financial condition better than or even consistent with the pro forma condensed combined financial data or superior to what AirTran and Midwest could have achieved independently.

The market price of AirTran common stock may decline as a result of the offer and/or the acquisition of Midwest.

The market price of AirTran’s common stock may decline as a result of the offer if:

•	the integration of Midwest’s business is unsuccessful;

•	after completion of the acquisition of Midwest, AirTran learns of information with respect to Midwest that prevents AirTran from making the certifications required by the Sarbanes-Oxley Act of 2002, which would reduce investors’ confidence in AirTran’s reporting capabilities with respect to Midwest’s business;

•	AirTran does not achieve the expected benefits of the acquisition of Midwest as rapidly or to the extent anticipated by financial analysts or investors;

•	the effect of AirTran’s acquisition of Midwest on AirTran’s financial results is not consistent with the expectations of financial analysts or investors; or

•	a downgrade in the rating of AirTran’s indebtedness occurs as a result of AirTran’s increased indebtedness incurred to finance the offer.

In connection with the offer, AirTran estimates that AirTran could issue approximately 16,670,957 shares or options to acquire shares of AirTran common stock. The increase in the number of issued shares of AirTran’s common stock and options to acquire AirTran common stock may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, AirTran common stock.

AirTran has, and the combined company will have, a significant amount of fixed obligations that could impair its ability to make principal and interest payments on its debt obligations and lease payments on its lease obligations, and AirTran’s indebtedness following the offer and the second-step merger will be higher than AirTran’s existing indebtedness.

AirTran has, and the combined company will have, significant obligations including debt and lease obligations related to aircraft purchase commitments, aircraft delivery obligations and aircraft leases, debt and lease obligations for operating facilities, including existing facilities and planned new facilities, and other cash obligations including future funding obligations for other potential acquisitions. AirTran’s total indebtedness as of September 30, 2006 was approximately $687.9 million.

During 2005, AirTran paid $93.5 million in aircraft predelivery deposits and was refunded $29.8 million in previously paid aircraft predelivery deposits. During the nine months ended September 30, 2006, AirTran paid $77.5 million in aircraft predelivery deposits and was refunded $46.9 million in previously paid aircraft predelivery deposits. AirTran’s total indebtedness had increased by $123.2 million to approximately $811.1 million as of December 31, 2006. The net increase in indebtedness was attributable to $191.8 million borrowed primarily to finance B737 aircraft deliveries less $68.6 million of debt repayments.

AirTran’s pro forma total indebtedness as of September 30, 2006, after giving effect to the acquisition of 100 percent of the outstanding shares of Midwest common stock, as described in the section captioned “Unaudited Pro Forma Condensed Combined Financial Statements,” is approximately $884.2 million. AirTran’s debt service obligations with respect to this increased indebtedness could have an adverse impact on its earnings and cash flows for as long as the indebtedness is outstanding.

The ability of each of AirTran and the combined company to make scheduled payments of principal or interest for its financing obligations depends on its future performance and financial results. These results are subject to general economic, financial, competitive, legislative, regulatory and other factors that are, to some extent, beyond the control of AirTran or the combined company.

The amount of AirTran’s existing debt and the increased indebtedness of the combined company, including the high level of fixed obligations, could have important consequences to investors and could:

•	require a substantial portion of cash flows from operations for debt service payments, thereby reducing the availability of its cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes;

•	limit the ability of each of AirTran and the combined company to obtain additional financing for aircraft purchases, capital expenditures, working capital or general corporate purposes;

•	make it more difficult for each of AirTran and the combined company to pay its debts as they become due during general adverse economic and market industry conditions because any related decrease in revenues could cause AirTran or the combined company to not have sufficient cash flows from operations to make its scheduled debt payments;

•	limit the flexibility of each of AirTran and the combined company in planning for, or reacting to, changes in its business and the industry in which it operates and, consequently, place AirTran or the combined company at a competitive disadvantage to its competitors with less debt;

•	result in a downgrade in the rating of either AirTran’s existing indebtedness or the indebtedness of the combined company, which could limit the ability of either AirTran or the combined company to borrow additional funds or increase the interest rates applicable to the indebtedness; and

•	result in higher interest expense in the event of increases in interest rates since some of AirTran’s existing borrowings are, and some of the assumed obligations may be, at variable rates of interest.

As a result of the substantial fixed costs associated with the existing obligations of AirTran and the inherited obligations of Midwest in a combined company:

•	a decrease in revenues would result in a disproportionately greater percentage decrease in earnings;

•	each of AirTran and the combined company may not have sufficient liquidity to fund all of these fixed costs if its revenues decline or costs increase;

•	each of AirTran and the combined company may have to use its working capital to fund these fixed costs instead of funding general corporate requirements, including capital expenditures; and

•	each of AirTran and the combined company may not have sufficient liquidity to respond to competitive developments and adverse economic conditions.

Existing Midwest indebtedness is secured by certain of its assets, which may limit the utility of such assets in the combined company for additional financing.

Based upon current levels of operations and anticipated growth, AirTran expects to be able to generate sufficient cash flow to make all of the principal and interest payments when such payments are due under AirTran’s proposed credit facility, existing indebtedness, including the indenture governing AirTran’s existing notes, and the assumed Midwest indebtedness, including the Midwest notes, but there can be no assurance that AirTran will be able to repay such borrowings. See also the sections captioned “Risk Factors —Risk Factors Relating to AirTran’s Business” and “The Offer —Source and Amount of Funds.” However, the ability of AirTran and the combined company to pay the fixed costs associated with its contractual obligations will depend on its operating performance and cash flow, which will in turn depend on general economic and political conditions. A failure to pay its fixed costs or a breach of its contractual obligations could result in a variety of adverse consequences, including the acceleration of its indebtedness, the withholding of credit card proceeds by one or more credit card processors, and the exercise of remedies of its creditors and lessors. In such a situation, it is unlikely that AirTran or the combined company would be able to fulfill its obligations under or repay the accelerated indebtedness, make required lease payments or otherwise cover its fixed costs.

Covenants in AirTran’s existing debt instruments, the proposed credit facility or in assumed Midwest obligations could limit how AirTran conducts its business, which could affect its long-term growth potential. A failure by AirTran to comply with any of its existing or prospective restrictions could result in acceleration of AirTran’s existing or assumed debt. Were this to occur, AirTran might not have, or be able to obtain, sufficient cash to pay its accelerated indebtedness.

AirTran’s existing debt instruments and financing agreements contain covenants that, among other things, limit its ability to:

•	pay dividends and/or other distributions;

•	enter into mergers, consolidations or other business combinations; and

•	acquire new aircraft.

The operating and financial restrictions and covenants in AirTran’s proposed credit facility and assumed Midwest indebtedness, including the Midwest notes, may adversely affect AirTran’s ability to finance future operations or capital needs or to engage in new business activities. The proposed credit agreement and assumed Midwest indebtedness will limit AirTran’s ability to, among other things:

•	declare dividends or redeem or repurchase capital stock;

•	prepay, redeem or repurchase other debt;

•	incur liens;

•	make loans, guarantees, acquisitions and investments;

•	incur additional indebtedness;

•	engage in sale and leaseback transactions;

•	amend or otherwise alter debt and other material agreements; and

•	engage in mergers, acquisitions or asset sales.

AirTran’s proposed credit facility will require AirTran to:

•	maintain certain financial ratios; and

•	maintain certain minimum cash levels.

Further, unless amended, the Midwest notes will, and other Midwest debt agreements may, require AirTran to maintain certain cash levels.

The failure of AirTran or the combined company to comply with the covenants and restrictions contained in its indentures and other financing agreements could lead to a default under the terms of those agreements. AirTran cannot assure you that its future operating results will be sufficient to ensure compliance by the combined company with the covenants in its proposed credit facility and assumed Midwest indebtedness or to remedy any such default. In addition, in the event of an acceleration, AirTran may not have or be able to obtain sufficient funds to make any accelerated payments. See the section captioned “The Offer—Source and Amount of Funds.” If such a default occurs, all amounts borrowed and all amounts due under other instruments that contain provisions for cross-acceleration or cross-default due and payable could be triggered. If that occurs, AirTran may not be able to make payments on its debt, meet its working capital and capital expenditure requirements, or be able to find additional alternative financing on favorable or acceptable terms.

The cash reserves of AirTran and the combined company could be adversely impacted in the event one or more of its credit card processors were to impose holdbacks on payments due to the company from credit card transactions.

AirTran currently has agreements with organizations that process credit card transactions arising from purchases of air travel tickets by its customers utilizing American Express, Discover and MasterCard/Visa. Credit card processors have financial risk associated with tickets purchased for travel because, although the processor generally forwards the cash related to the purchase to AirTran soon after the purchase is completed, the air travel generally occurs after that time, and the processor would have liability if AirTran does not ultimately provide the air travel. Each of our agreements with the organizations that process American Express, Discover, and MasterCard/Visa transactions allows, under specified conditions, the credit card processor to retain cash that such processor otherwise would deliver to AirTran, i.e., a “holdback”. Generally, in all of AirTran’s agreements, the holdbacks can be imposed at the discretion of the processor upon the occurrence of specified events, including material adverse changes in its financial condition, or if the processor reasonably believes AirTran will be unable to perform its obligations. AirTran believes it currently has adequate levels of unrestricted cash and short term investments that are sufficient to prevent the imposition of holdbacks under ordinary circumstances. Extraordinary events, such as the September 11, 2001 terrorist attacks, have, and in the future may, result in the temporary imposition of holdbacks. A processor may also institute holdbacks if the processor deems itself insecure. As of December 31, 2006, AirTran was in compliance with its credit card agreements and it had holdbacks with only one processor, which holdbacks were in amounts that were not material to AirTran’s cash balances.

A majority of AirTran’s revenues relate to credit card transactions processed by the MasterCard/Visa processor. AirTran’s agreement with the MasterCard/Visa credit card processor contains covenants that permit the processor to holdback cash remittances to AirTran, if AirTran does not maintain aggregate prescribed levels of unrestricted cash and short-term investments; the processor determines that there has been a material adverse occurrence; in the event of a change in control or sale of all, or substantially all, of the assets of AirTran; or certain other events occur. The amount which the processor may be entitled to withhold varies over time and is equal to the estimated liability for future air travel purchased with Visa and MasterCard cards. As of December 31, 2006, AirTran was in compliance with the agreement, no remittances had been withheld by such processor and such processor was not entitled to withhold future remittances. As of December 31, 2006, had such processor been entitled to withhold future remittances, the amount of such withholding entitlement would have been up to $95 million. AirTran has the right to reduce the amount withheld to the extent that AirTran provides such processor with a letter of credit, a cash deposit, or a combination thereof.

Midwest likewise has agreements with organizations that process credit card transactions arising from purchases of air travel tickets by customers of Midwest. Midwest has one such agreement with an organization that processes MasterCard/Visa transactions. Such processing agreement was amended in January 2002 to allow the credit card processor to create and maintain a reserve account that is funded by retaining cash that such processor otherwise would deliver to Midwest, i.e., “restricted cash”. In the first quarter of 2006, Midwest and such credit card processor agreed to an extension of the agreement until March 31, 2007. This extension included a provision that allows the credit card processor to change the holdback percentage at any time up to 100 percent. As of September 30, 2006, the restricted cash amount represented 85 percent of the credit card processor’s risk, or approximately $51.2 million.

Midwest also has agreements with American Express, Diners Club and Discover. As of September 30, 2006, American Express had retained cash related to Midwest credit card processing totaling $1.0 million, resulting in an aggregate of $52.2 million in restricted cash for MasterCard/Visa and American Express. Other existing Midwest credit card processors may require holdbacks in the future as well. The aggregate amount of additional holdback, if all Midwest processors required 100 percent as of September 30, 2006, would have been approximately $23.8 million.

Based on informal discussions with its existing credit card processors, AirTran believes that the acquisition of Midwest will not result in any actual new holdbacks being imposed following the offer and/or the merger; however, AirTran can not assure you that such situation will actually prevail in the future nor can AirTran assure you that any existing Midwest processor will release any existing restrictions as to tickets sold by Midwest prior to consummation of a second-step merger or at all. Accordingly, AirTran’s restricted cash and/or accounts receivable could temporarily increase until travel related to such existing Midwest holdbacks as are in existence prior to the consummation of the offer and/or the second-step merger has occurred.

In the event material holdbacks are imposed or extend for material periods, the liquidity of AirTran or the combined company in the form of unrestricted cash and short-term investment assets may be adversely affected. A holdback of credit card remittances by one or more of AirTran’s existing processors or a requirement that AirTran or the combined company deposit a cash reserve with one or more of AirTran’s existing processors would reduce each of their cash and cash equivalents and short-term investments by the amount of any such holdback or cash deposits. AirTran believes it has, and that the combined company will have, alternatives to address any requirement for holdbacks by, or the deposit of cash reserves with, such processors, including seeking to obtain letters of credit or other instruments from one or more third parties in lieu of accepting a holdback or providing a cash deposit or, in certain instances terminating use of a particular credit card as an acceptable method of payment.

AirTran’s agreement with its MasterCard/Visa processor expires March 31, 2008. AirTran’s other credit card processing agreements generally have no fixed term but are terminable without cause after 30 days’ notice and immediately upon the occurrence of various specified adverse events. The inability to enter into credit card processing agreements would have a material adverse effect on the business of AirTran and on the business of the combined company. AirTran believes that it will be able to continue to renew its existing credit card processing agreements or will be able to enter into new credit card processing agreements with other processors, although it can not assure you that it will always have these options in the future should it seek to exercise them.

Increased labor cost, union disputes, employee strikes and other labor-related disruption may adversely affect operations of the combined company.

Labor costs constitute a significant percentage of AirTran’s total operating costs and will continue to represent a significant percentage of the combined company’s total operating costs. A substantial portion of AirTran’s workforce is, and a substantial portion of the labor force of the combined company would be, represented by labor unions and covered by collective bargaining agreements.

AirTran’s post-acquisition business plan includes assumptions about labor costs going forward. Currently, the labor costs of both AirTran and Midwest are very competitive; however, we cannot assure you that labor costs going forward will remain competitive, because labor costs with respect to the former Midwest operations may be expected to increase over time to rates comparable to AirTran’s costs, because the labor agreements of the combined company may become amendable or because competitors may significantly reduce their labor costs.

Relations between air carriers and labor unions in the United States are governed by the Railway Labor Act, or the RLA. Under the RLA, collective bargaining agreements generally contain “amendable dates” rather than expiration dates, and the RLA requires that a carrier maintain the existing terms and conditions of employment following the amendable date through a multi-stage and usually lengthy series of bargaining processes overseen by the National Mediation Board, or NMB. This process continues until either the parties have reached agreement on a new collective bargaining agreement, or the parties have been released to “self-help” by the NMB. Although in most circumstances the RLA prohibits strikes, after release by the NMB, carriers and unions are free to engage in self-help measures such as strikes and lock-outs.

According to Midwest’s most recent annual report on Form 10-K, pilots of Midwest Airlines and Midwest Connect are represented by the Air Line Pilots Association, or “ALPA,” while Midwest Airlines’ flight attendants are represented by the Association of Flight Attendants—CWA, AFL-CIO. Each of Midwest’s labor agreements become amendable in 2009.

AirTran’s pilots are represented by the National Pilots Association, or NPA. AirTran’s agreement with its pilots became amendable in 2005 and is currently in mediation under the auspices of the National Mediation Board. AirTran’s flight attendants are represented by the Association of Flight Attendants, or AFA. AirTran’s agreement with the flight attendants becomes amendable in December 2008. AirTran’s dispatchers are represented by the Transport Workers Union, or TWU and its agreement with its dispatchers becomes amendable in January 2009. AirTran has four separate agreements with employee groups represented by the International Brotherhood of Teamsters, or IBT. AirTran’s agreement with its maintenance technicians and inspectors becomes amendable in October 2009. Its agreement with its technical training instructors becomes amendable in March 2010. Its agreement with its stores clerks becomes amendable in June 2010. AirTran’s agreement with its ground service equipment employees becomes amendable in September 2011.

Whether the applicable employee groups at Midwest and AirTran are represented by the same or different unions or whether only the employees of one particular employee group at one of the companies is represented, the NMB has established rules for merger procedures to guide the determination process for representation of the applicable employee group for the combined work force. Generally, the NMB can either declare which union will represent the work force or hold a secret ballot election. Following such determination, AirTran would bargain with the union designated by the NMB.

Of AirTran’s unions and employee organizations, the National Pilots Association, the International Brotherhood of Teamsters, Local 528 and the Transport Workers Union Local 540, as well as AirTran’s internal employee organizations, the Reservations Agent and Airport Agent Councils, signed a letter in December 2006 stating their support for the proposed acquisition of Midwest. AirTran believes its remaining labor union is supportive of a potential acquisition of Midwest, even though such union has made no public statement with respect to a potential transaction. To AirTran’s knowledge, Midwest’s unions have not taken a public position on the proposed transaction. Despite the foregoing, there is always the potential for labor-related litigation to arise in the context of an airline merger. Unions may seek to delay or halt a transaction, may seek monetary damages, either in court or in grievance arbitration, may seek to compel airlines to engage in the bargaining processes where the airline believes it has no such obligation, or may seek to assert rights to participate in corporate governance, including through board representation. There is a risk that one or more unions may pursue such judicial or arbitral avenues in the context of the merger, and if successful, could create additional costs that AirTran does not anticipate.

There is also a risk that disgruntled employees, either with or without union involvement, could engage in illegal slow-downs, work stoppages, partial work stoppages, sick-outs or other action short of a full strike that could individually or collectively harm the operation of the combined company and impair its financial performance.

While AirTran believes that its relations with labor are generally good, any strike or labor dispute with its unionized employees may adversely affect its ability to conduct business. The outcome of its collective bargaining negotiations cannot presently be determined. If AirTran is unable to reach agreement with any of its unionized work groups on future negotiations regarding the terms of their collective bargaining agreements or if additional segments of its workforce become unionized, AirTran may be subject to work interruptions or stoppages.

If the combined company incurs problems with any of its third party services providers, its operations could be adversely affected by a resulting decline in revenue or negative public perception about its services.

AirTran conducts complete ground handling services at 33 airports, including Atlanta, 13 of which airports are also served by Midwest. Ground handling services provided by third parties typically are of two types: under-wing only and complete ground handling. Under-wing ground handling services include, but are not limited to, marshaling the aircraft into and out of the gate, baggage and mail loading and unloading, lavatory and water servicing, de-icing and certain other services. Complete ground handling consists of public contact and under-wing services combined. Operations not conducted by AirTran employees are contracted to other air carriers, ground handling companies or fixed-base operators with such operations overseen by AirTran employees. Of the airports served by AirTran and Midwest, an additional eight airports are served solely by AirTran and an additional 32 airports are served solely by Midwest.

Reliance by AirTran on third party service providers will continue after any business combination and may result in the relative inability to control the efficiency and timeliness of contract services. The combined company will continue to have agreements with contractors to provide various facilities and services required for its operations but AirTran has no information with respect to Midwest’s existing service agreements, including aircraft maintenance, ground facilities and baggage handling. AirTran’s service agreements generally are subject to termination after notice. AirTran intends to combine operations, gates and staffs at the airports served by the combined company to better serve customers, reduce costs and become more efficient. With the exception of certain Milwaukee originating or departing flights, there are limited duplicative flight operations. Each of AirTran and Midwest rely upon others to provide essential services on behalf of their respective operations. Although AirTran anticipates that combining service arrangements should be relatively smooth, any material problems with the efficiency and timeliness of contract services or the integration of service responsibilities could have a material adverse effect on the business, financial condition and results of operations of the combined company.

The use of Midwest’s premerger net operating losses, or NOLs, and certain other tax attributes by the combined company may be limited following the merger.

If the offer, either separately or along with the second-step merger, is completed, Midwest may be expected to under go an “ownership change,” as defined in Internal Revenue Code Section 382. When such an ownership change occurs, Section 382 limits the future ability of the combined company to utilize any net operating losses, or NOLs, generated before the ownership change and certain subsequently recognized “built-in” losses and deductions, if any, existing as of the date of the ownership change. The ability of the combined company to utilize new NOLs arising after the ownership change would not be affected. An ownership change generally occurs if certain persons or groups increase their aggregate ownership percentage in a corporation’s stock by more than 50 percentage points in the shorter of any three-year period or the period since the last ownership change.

AirTran’s business is, and the business of the combined company will be, dependent on the availability and price of aircraft fuel.

Aircraft fuel is a significant expenditure and, as a percentage of AirTran’s operating expenses, accounted for 36.8 percent in the first nine months of 2006 and 32.4 percent, 24.8 percent and 21.5 percent in 2005, 2004 and 2003 respectively. Due to the effect of economic events on the price and availability of oil, the future availability and cost of aircraft fuel cannot be predicted with any degree of certainty. Although AirTran is currently able to obtain adequate supplies of aircraft fuel, it is impossible to predict the future availability or price of aircraft fuel. Political disruptions or wars involving oil-producing countries, changes in government policy concerning the production, transportation or marketing of aircraft fuel, changes in aircraft fuel production capacity, environmental concerns and other unpredictable events may result in fuel supply shortages and additional fuel price increases in the future. For 2007, if jet fuel increased $1 per barrel, AirTran’s fuel expense, net of fuel contract arrangements, would increase approximately $9.2 million based on current and projected operations, before taking into account any acquired Midwest operations.

AirTran’s operations are, and the combined company’s will be, largely dependant upon the availability of fuel in the Gulf Coast area.

AirTran’s operations are largely concentrated in the Southeast United States with Atlanta being the highest volume fueling point in the AirTran system. In addition, over 70 percent of AirTran’s fuel contracts are based on prices of jet fuel produced in the Gulf Coast area. Any disruption to the oil production or refinery in the Gulf Coast, as a result of weather or any other disaster could, among other potential effects, have a material adverse effect on the financial condition and results of operations of each of AirTran and the combined company, not only in East Coast routes but across the network due to disruptions in supply of jet fuel, dramatic escalations in the costs of jet fuel, and/or the failure of fuel providers to perform under fixed-price fuel purchase agreements of each of AirTran and the combined company.

AirTran’s business is dependent on technology. The combined company will continue to rely heavily on automated systems to operate its business. Any failure of these systems, or the failure to integrate them successfully following the merger, among other potential effects, could harm the business of the combined company.

AirTran is increasingly dependent on technology initiatives to reduce costs and to maintain and enhance customer service in order to compete in the current business environment. AirTran and Midwest depend on automated systems to operate their respective businesses, including computerized airline reservation systems, flight operations systems, telecommunication systems and websites. AirTran has made significant investments in its website technology and Bye-Pass ™ check-in kiosks, and related initiatives across the system. The performance and reliability of AirTran’s technology is critical to its ability to attract and retain customers and its ability to effectively compete.

Website and reservation systems must be able to accommodate a high volume of traffic and deliver important flight information. Substantial or repeated website, reservations systems or telecommunication systems failures could reduce the attractiveness of services and could cause customers to purchase tickets from another airline. Furthermore, AirTran may need to utilize the existing automated systems of Midwest from and to the extent AirTran’s existing systems are not immediately scalable.

Any internal technology error or failure, or large scale external interruption in technology infrastructure on which AirTran is dependent, such as power, telecommunications or the Internet, may disrupt its technology network, result in the loss of data or the failure to capture data. Any individual, sustained or repeated failure of the technology of AirTran or the combined company could impact its customer service and result in increased costs and expenses and generally harm the business of AirTran or the combined company. Like all companies, AirTran’s technology systems may be vulnerable to a variety of sources of interruption due to events beyond its control, including natural disasters, terrorist attacks, telecommunications failures, computer viruses, hackers and other security issues. While AirTran has in place and continues to invest in technology security initiatives and disaster recovery plans, these measures may not be adequate or implemented properly to prevent a business disruption and its adverse financial consequences to the business of AirTran or the combined company.

AirTran is, and the combined company would be, subject to various risks as a result of its fleet concentration in B717s.

As of January 1, 2007, AirTran has 87 B717 aircraft, which represents approximately 69 percent of its fleet. Had the acquisition of Midwest occurred as of such date, the combined company would have had approximately 74 percent of its fleet in B717 aircraft (assuming the concurrent retirement of Midwest’s MD80 aircraft). Although AirTran does, and the combined company would, derive certain benefits in terms of reduced maintenance, training and other costs as a result, a concentration of its fleet in primarily one aircraft type may expose AirTran to certain risks in the event of, among other things, FAA action to ground that aircraft generally if actual or suspected defects were discovered in the future unique to that aircraft. Certain other carriers operating with more diversified fleets could be better able to withstand any such future event. In January 2005, the manufacturer of the B717 announced the discontinuance of the production of B717 aircraft in 2006. As a result, AirTran expects to experience increased costs in later years in connection with parts acquisition and/or maintenance for such aircraft.

The airline industry is intensely competitive.

The airline industry in general, and the low-fare sector in particular, is highly competitive. The competitors of AirTran and the combined company include other major domestic airlines as well as foreign, regional and new entrant airlines, some of which will have more financial resources and/or could have lower cost structures than the combined company, and other forms of transportation, including rail and private automobiles. In most of the markets which AirTran serves, and which the combined carrier would serve, it would compete with at least one other low-cost air carrier and one or more major legacy carriers. Its revenues will be sensitive to numerous factors, and the actions of other carriers in the areas of pricing, scheduling and promotions can have a substantial adverse impact on overall industry revenues. These factors may become even more significant in periods when the industry experiences large losses, as airlines under financial stress or in bankruptcy, may institute pricing structures intended to achieve near-term survival rather than long-term viability.

Each of AirTran and the combined carrier may face greater competition in the future. Any increased competition could have a negative impact on each of their business and operating results.

The profitability of the operations of AirTran are, and of the combined company will be, influenced by economic conditions as demand for discretionary travel diminishes during economic downturns.

The profitability of AirTran’s operations is influenced by the condition of the United States economy, which may impact the demand for discretionary travel and AirTran’s competitive pricing position. A substantial portion of its business is discretionary travel, which declines during economic downturns.

Interruption or disruptions in service at AirTran’s existing hub or at one of the hub airports of the combined company could have a material adverse impact on operations.

AirTran’s business strategy has historically focused on adding flights to and from its Atlanta base of operations. AirTran continues to expand the scope and growth of its route network to increase the amount of non-Atlanta flights: going from approximately ten percent of its daily departures outside of Atlanta during 2000 to approximately 34 percent of its daily departures at year-end 2006. While AirTran has reduced its dependence on Atlanta, a non-strategic, external reduction in its share of the Atlanta market or reduced passenger traffic to or from Atlanta could have a material adverse effect on its financial condition and results of operations. AirTran expects that the combined company would operate primarily through primary hubs in Atlanta and Milwaukee, and secondary hubs/focus cities in Kansas City, Baltimore-Washington, Orlando, Boston and Chicago-Midway. A majority of the flights of the combined company would either originate or fly into one of such hubs. A significant interruption or disruption in service at one of such hubs or, to a lesser degree, a secondary hub/focus city could result in the cancellation or delay of a significant portion of flights and, as a result, could have a severe impact on the business, operations and financial performance of the combined company.

The business of the combined company will continue to be subject to weather factors and seasonal variations in airline travel, which cause results to fluctuate.

Operations of the combined company will continue to be vulnerable to weather conditions in parts of the combined network that could disrupt service, create air traffic control problems, decrease revenue, and increase costs, such as during hurricane season in the Caribbean and Southeast United States, and snow and severe winters in the Midwest and Northeast United States. In addition, the air travel business historically fluctuates on a seasonal basis. Due to the greater demand for air and leisure travel during the summer months, revenues in the airline industry in the second and third quarters of the year tend to be greater than revenues in the first and fourth quarters of the year. The results of operations of the combined company will likely reflect weather factors and seasonality, and therefore quarterly results are not necessarily indicative of those for an entire year and the prior results of AirTran and Midwest are not necessarily indicative of the combined company’s future results. In addition, the dependence of AirTran and the combined company on a primary hub and on a route network operating largely on the East Coast make and will make the combined company more susceptible to adverse weather conditions and other traffic delays along the East Coast than some of its competitors that may be better able to spread these traffic risks over larger route networks.

The maintenance costs of AirTran and the combined company are expected to increase.

AirTran’s recent maintenance expenses have been lower than what it expects to incur in the future because of the young age of its B717 and B737 aircraft fleet. AirTran’s maintenance costs are expected to increase as these aircraft age and utilization increases. The acquisition of Midwest may result in an additional temporary increase in maintenance costs associated with the operation of Midwest’s existing MD80 aircraft until such aircraft can be retired from service and replaced with B737 aircraft or other modern aircraft.

AirTran’s reputation and financial results, as well as those of the combined company, could be negatively affected in the event of a major aircraft accident.

An accident involving one of AirTran’s or the combined company’s aircraft could involve not only repair or replacement of the damaged aircraft and its consequent temporary or permanent loss from service, but also significant potential claims of injured passengers and others. Moreover, any aircraft accident, even if fully insured, could cause a public perception that AirTran’s or the combined company’s aircraft are less safe or reliable than other airlines, and that could have a negative effect on AirTran’s or the combined company’s business. The occurrence of one or more incidents or accidents involving AirTran’s or the combined company’s aircraft could have a material adverse effect on the public’s perception of AirTran and its future operations either before or after completion of the offer or a second-step merger.

AirTran and the combined company will be required by the DOT to carry liability insurance on each of its aircraft. AirTran currently maintains liability insurance in amounts and of the type consistent with industry practice. Although AirTran currently believes its insurance coverage is adequate, the amount of such coverage may be changed in the future or AirTran may be forced to bear substantial losses from accidents. Substantial claims resulting from an accident in excess of related insurance coverage could have a material adverse impact on AirTran’s business and financial results.

AirTran and the combined company will continue to be subject to extensive regulation by the FAA, the DOT, and other governmental agencies, compliance with which could cause AirTran to incur increased costs and negatively affect its business and financial results.

AirTran and airlines in general are subject to a wide range of governmental regulation, including regulation by the FAA. A modification, suspension or revocation of any of the FAA authorizations or certificates of AirTran or the combined company could adversely impact its business.

In the last several years, Congress has passed laws and the FAA has issued a number of maintenance directives and other regulations. These requirements impose substantial costs on airlines. Additional laws and regulations have been proposed from time to time that could significantly increase the cost of airline operations or reduce revenues by imposing additional requirements or restrictions on operations. Laws and regulations have also been considered that would prohibit or restrict the ownership and/or transfer of airline routes or takeoff and landing slots. Also, the availability of international routes to United States carriers is regulated by treaties and related agreements between the United States and foreign governments that may be amended from time to time, or because appropriate slots or facilities may not be available. AirTran cannot assure you that laws or regulations enacted in the future will not adversely affect operating costs of a combined carrier, or its ability to conduct operations outside of the United States. AirTran cannot predict what laws and regulations may be adopted or their impact, and AirTran cannot guarantee that laws or regulations currently proposed or enacted in the future will not adversely affect it.

Increases in insurance costs or reduction in insurance coverage may adversely impact the operations and financial results of AirTran or the combined company.

The terrorist attacks of September 11, 2001 led to a significant increase in insurance premiums and a decrease in the insurance coverage available to commercial airline carriers. Accordingly, AirTran’s, and likely Midwest’s, insurance costs increased significantly. Likewise, the ability of AirTran or the combined company to continue to obtain insurance even at current prices will remain uncertain. Pursuant to the Airline Transportation and System Stabilization Act, the federal government stepped in to provide supplemental third-party war-risk insurance coverage to commercial carriers for renewable 60-day periods, at substantially lower premiums than prevailing commercial rates and for levels of coverage not available in the commercial market. In November 2002, Congress passed the Homeland Security Act of 2002, which mandated the federal government to provide third-party, passenger, and hull war-risk insurance coverage to commercial carriers through August 31, 2003, and which permitted such coverage to be extended by the government through December 31, 2003. The Emergency Wartime Supplemental Appropriations Act extended the government’s mandate to provide war-risk insurance until December 31, 2004. Pursuant to the Consolidated Appropriations Act of 2005, Congress further extended the government’s mandate to provide war-risk insurance until August 31, 2005 at the discretion of the Secretary of Transportation. During 2006, the coverage was extended in six month increments. Currently, AirTran has received certification of coverage through August 31, 2007. If the federal insurance program terminates, both AirTran and the combined company would likely face a material increase in the cost of war-risk insurance. Because of the competitive pressures in the industry, the ability of both AirTran and the combined company to pass along additional insurance costs to passengers may be limited. As a result, further increases in insurance costs or reductions in available insurance coverage could harm earnings. Any coverage that might be available to AirTran through commercial aviation insurers also could have substantially less desirable terms, and might not be adequate to protect our risk, which could harm our business.

The travel industry, which was materially adversely affected by the September 11, 2001 terrorist attacks, continues to face on-going security concerns and cost burdens associated with security.

The terrorist attacks of September 11, 2001 materially impacted and continue to impact air travel beyond insurance costs. In November 2001, the President signed into law the Aviation and Transportation Security Act, or the Aviation Security Act. This law federalized substantially all aspects of civil aviation security, creating a new Transportation Security Administration, or TSA. Under the Aviation Security Act, substantially all security screeners at airports are now federal employees and significant other elements of airline and airport security are now overseen and performed by federal employees, including federal security managers, federal law enforcement officers, federal air marshals and federal security screeners. Among other matters, the law mandates improved flight deck security, deployment of federal air marshals onboard flights, improved airport perimeter access security, airline crew security training, enhanced security screening of passengers, baggage, cargo, mail, employees and vendors, enhanced training and qualifications of security screening personnel, additional provisions of passenger data to U.S. Customs and enhanced background checks. These increased security procedures introduced at airports since the attacks have increased costs to airlines.

Future acts of terrorism or escalation of U.S. military involvement overseas could adversely affect the airline industry.

Even if not directed at the airline industry, a future act of terrorism, the threat of such acts or escalation of United States military involvement overseas could have an adverse effect on the airline industry. In the event of a terrorist attack, the airline industry would likely experience significantly reduced demand. AirTran cannot assure you that these actions, or consequences resulting from these actions, will not harm its business or the airline industry generally.

The airline industry has incurred significant losses resulting in airline restructurings and bankruptcies, which could result in changes in the industry.

As a result of slower general economic conditions, the continuing impact of the September 11, 2001 terrorist attacks, attempted terrorist attacks, the high price of fuel and military action in Iraq, the airline industry experienced a decline in demand which resulted in record financial losses. In response to the adverse financial results the airline industry has experienced, most airlines have taken actions in an effort to reduce losses, such as reducing capacity, reducing employee headcount, limiting service offerings, renegotiating labor contracts and reconfiguring flight schedules, as well as other efficiency and cost-cutting measures. Despite these actions, financial losses in the airline industry have continued into 2006 and it is foreseeable that further airline reorganizations, bankruptcies or consolidations may occur, which could serve to reduce AirTran’s cost advantage. AirTran cannot assure you that the occurrence of these events or potential changes resulting from these events will not harm its business or the airline industry generally.

Major airlines are reducing their cost structures through various methods, these changes could reduce AirTran’s cost advantage.

Airline strategic combinations or industry consolidations could have an impact on operations in ways yet to be determined.

The strategic environment in the airline industry changes from time to time as carriers implement varying strategies in pursuit of profitability, including consolidation to expand operations and increase market strength and entering into global alliance arrangements. Similarly, the bankruptcy or reorganization of one or more of AirTran’s competitors may result in rapid changes to the identity of AirTran’s competitors in particular markets, a substantial reduction in the operating costs of AirTran’s competitors or the entry of new competitors into some or all of the markets AirTran serves.

Additionally, AirTran has sought to acquire gates and other assets from other carriers. In the event AirTran completes one or more acquisitions, including or in addition to the acquisition of Midwest, it may be subject to a variety of risks including risks associated with an ability to integrate acquired assets or operations into AirTran’s existing operations, higher costs or unexpected difficulties or problems with acquired assets or entities including different flight equipment, outdated or incompatible technologies, labor difficulties, or an inability to realize anticipated synergies and efficiencies. Whether within anticipated timeframes or at all, one or more of such risks, if realized, could have an adverse impact on its operations. AirTran is unable to predict exactly what effect, if any, changes in the strategic landscape might have on its business, financial condition and results of operations.

If AirTran loses key senior management or is unable to attract and retain the talent required for its business, its operating results could suffer.

AirTran’s performance depends largely on the efforts and abilities of its members of senior management. These executives have substantial experience and expertise in AirTran’s business and have made significant contributions to its growth and success. The unexpected loss of services of one or more of these individuals could have an adverse effect on AirTran’s business. AirTran will need to attract and retain additional qualified personnel and develop, train and manage an increasing number of management-level employees. AirTran cannot assure you that it will be able to attract and retain personnel as needed in the future.

AirTran’s stock price may fluctuate significantly following the acquisition of Midwest, and you could lose all or part of your investment as a result.

The price of AirTran common stock may fluctuate significantly following the acquisition of Midwest as a result of many factors in addition to the factors discussed in the these risk factors. These factors, some or all of which are beyond AirTran’s control, include:

•	actual or anticipated fluctuations in AirTran’s operating results;

•	changes in expectations as to AirTran’s future financial performance or changes in financial estimates of securities analysts;

•	success of AirTran’s operating and growth strategies;

•	investor anticipation of competitive and industry threats, whether or not warranted by actual events;

•	operating and stock price performance of other comparable companies; and

•	realization of any of the risks described in these risk factors.

In addition, the stock market recently has experienced extreme volatility that often has been unrelated or disproportionate to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the trading price of AirTran common stock, regardless of AirTran’s actual operating performance.

AirTran’s anti-takeover provisions may delay or prevent a change of control of AirTran, which could adversely affect the price of AirTran common stock.

The existence of some provisions in AirTran’s corporate documents and Nevada law may delay or prevent a change in control of AirTran, which could adversely affect the price of AirTran common stock. AirTran’s certificate of incorporation and AirTran’s bylaws contain some provisions that may make the acquisition of control of AirTran more difficult, including provisions relating to the nomination, election and removal of directors, the structure of the board of directors, and limitations on actions by AirTran shareholders. In addition, Nevada law also imposes some restrictions on mergers and other business combinations between AirTran and any holder of 10% or more of its outstanding common stock. See the section captioned “Description of AirTran Capital Stock” for a summary of these anti-takeover provisions.

COMPARATIVE MARKET PRICE DATA

Shares of AirTran common stock are listed on the New York Stock Exchange under the symbol “AAI” and shares of Midwest common stock are listed on the American Stock Exchange under the symbol “MEH.”

As reported on their respective exchanges, the following table sets out historical closing prices per share for shares of AirTran common stock and shares of Midwest common stock on October 20, 2006, the last full trading date before AirTran’s initial communication to Midwest of AirTran’s desire to acquire Midwest, and on January 8, 2007, the most recent practicable date before the mailing of this prospectus and offer to exchange. Because the number of shares of AirTran common stock you will receive per share of Midwest common stock is fixed at 0.5884 of a share of AirTran common stock, the value of the AirTran common stock you will receive will fluctuate as the market price of AirTran common stock changes. The table below illustrates the value of the AirTran common stock and cash (exclusive of cash payable from the sale of fractional shares) you would have received based on the market prices on the respective dates, had an offer been concluded on such respective dates.

			IMPLIED VALUE OF AIRTRAN OFFER PER MIDWEST SHARE
DATE	PRICE OF AIRTRAN COMMON STOCK (NYSE)	PRICE OF MIDWEST COMMON STOCK (AMEX)	CASH	STOCK	TOTAL
October 20, 2006	$11.05	$8.95	$6.6250	$6.5018	$13.1268
January 8, 2007	$11.26	$11.45	$6.6250	$6.6250	$13.2500

The market prices of AirTran common stock and Midwest common stock may fluctuate during the offer period and thereafter, and may be different from the prices set forth above on the expiration date and at the time you receive your shares of AirTran common stock. YOU ARE ENCOURAGED TO OBTAIN CURRENT MARKET QUOTATIONS PRIOR TO MAKING ANY DECISION WITH RESPECT TO THE OFFER. See the section captioned “The Offer—Effect of the Offer on the Market for Shares of Midwest Common Stock; American Stock Exchange Listing; Registration Under the Exchange Act; Margin Regulations” for a discussion of the possibility that Midwest’s Shares will cease to be listed on the American Stock Exchange.

COMPARATIVE HISTORICAL AND PRO FORMA PER SHARE DATA

The table set forth below depicts historical information about basic and diluted income (loss) per share, book value per share and the ratio of earnings to fixed charges for both AirTran and Midwest for the nine-month period ended September 30, 2006 and the fiscal year ended December 31, 2005, on a historical basis, and for AirTran and Midwest on an unaudited pro forma combined basis after giving effect to the transaction. The pro forma data of the combined company assumes a 100% acquisition of Midwest Shares and was derived by combining the historical consolidated financial information of AirTran and Midwest as described elsewhere in this prospectus and offer to exchange. The equivalent pro forma per share data for Midwest assumes that 0.5884 of a share of AirTran common stock will be received for each share of Midwest common stock. For a discussion of the assumptions and adjustments made in the preparation of the pro forma financial information presented in this prospectus and offer to exchange, see the section captioned “Unaudited Pro Forma Condensed Combined Financial Statements.”

The following pro forma financial information allocates the entire excess of purchase price over the carrying value of Midwest’s net assets to goodwill as AirTran does not have information related to Midwest’s business necessary to complete a preliminary purchase price allocation in accordance with U.S. generally accepted accounting principles, referred to in this document as “GAAP”. Actual amounts, determined on the basis of more detailed information, will differ from the amounts reflected below.

You should read the information presented in the tables below together with the historical financial statements of AirTran and Midwest and the related notes, which, are incorporated herein by reference, and the “Unaudited Pro Forma Condensed Combined Financial Statements” appearing elsewhere in this prospectus and offer to exchange. The pro forma data is unaudited and for illustrative purposes only. The companies may have performed differently had they always been combined. You should not rely on this information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will achieve after the consummation of the offer. This pro forma information is subject to risks and uncertainties, including those discussed under the section captioned “Risk Factors.”

(dollars in thousands except per share and ratio data)

	Nine Months ended September 30, 2006	Year ended December 31, 2005
AirTran historical data
Income per share
Basic	$0.21	$0.09
Diluted	$0.20	$0.09

Book value per share	$4.39	$4.01
Ratio of earnings to fixed charges:
Income before taxes	30,090	$13,024
Fixed charges	152,918	166,689

Total earnings	$183,008	$179,713

Fixed charges:
Interest expense including amortization of debt costs	$45,082	$37,504
Interest element of rentals	117,122	135,965

Total fixed charges	$162,204	$173,469

Ratio of earnings to fixed charges	1.1	1.0

(dollars in thousands except per share and ratio data)

	Nine Months ended September 30, 2006		Year ended December 31, 2005
AirTran and Midwest pro forma combined data
Pro forma income (loss) per share
Basic		$0.13		$(0.67)
Diluted		$0.13		$(0.67)
Pro forma book value per share		$5.11
Pro forma ratio of earnings to fixed charges
Earnings:
Income (loss) before income taxes		$20,850		$(66,727)
Fixed charges

Total earnings	$		$

Fixed charges:
Interest expense including amortization of debt costs	$		$
Interest element of rentals

Total fixed charges	$		$

Ratio of earnings to fixed charges (Note 1)

Midwest historical data
Income (loss) per share:
Basic		$0.10		$(3.71)
Diluted		$0.09		$(3.71)
Book value per share		$1.00		$0.97
Ratio of earnings to fixed charges
Earnings:
Income (loss) before income taxes		$1,804		$(65,026)
Fixed charges

Total earnings	$		$

Fixed charges:
Interest expense including amortization of debt costs	$		$
Interest element of rentals

Total fixed charges	$		$

Ratio of earnings to fixed charges

Midwest equivalent pro forma per share data
Income (loss)
Basic		$0.08		$(0.39)
Diluted		$0.08		$(0.39)
Book value per common share		$3.01	$

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF AIRTRAN

The following table sets forth a summary of selected historical consolidated financial data of AirTran for each of the nine-month periods ended September 30, 2006 and September 30, 2005, and for each of the years in the five-year period ended December 31, 2005. This information is derived from, and should be read in conjunction with, the audited consolidated financial statements of AirTran and the unaudited interim consolidated financial statements of AirTran, which are incorporated herein by reference. The operating results for the nine-month period ended September 30, 2006 are not necessarily indicative of the results for the remainder of the fiscal year or any future period. AirTran’s management believes that its respective unaudited consolidated interim financial statements reflect all adjustments that are necessary for a fair statement of the results for the interim periods presented. See the section captioned “Where You Can Find More Information.”

	Nine months ended September 30,				Year ended December 31,
	2006		2005		2005		2004		2003		2002		2001

Statement of Operations Data:
(in thousands, except per share data)
Operating revenues	$1,431,474		$1,040,674		$1,450,544		$1,041,422		$918,040		$733,370		$665,164
Net income (loss)	$18,839		$7,707		$8,076		$10,103	(1)	$100,517	(2)	$10,745	(3)	$(2,757	)(4)
Earnings (loss) per common share:
Basic	$0.21		$0.09		$0.09		$0.12		$1.33		$0.15		$(0.04)
Diluted	$0.20		$0.09		$0.09		$0.11		$1.21		$0.15		$(0.04)

Balance Sheet Data:
(in thousands)
Total assets	$1,502,322		$1,138,758		$1,160,017		$903,579		$808,364		$473,450		$497,816

Long-term debt obligations including current maturities at period-end	$687,899		$455,566		$472,599		$313,970		$246,836		$210,173		$268,211

Selected Operating and Other Data:
Revenue passengers	15,033,987		12,250,016		16,638,214		13,170,230		11,651,340		9,653,777		8,302,732
Revenue passenger miles (RPM) (000s)(5)	10,398,268		8,339,845		11,301,534		8,479,262		7,143,125		5,581,263		4,506,007
Available seat miles (ASM) (000s)(6)	14,026,038		11,224,686		15,369,505		11,977,443		10,046,385		8,255,809		6,537,756
Passenger load factor(7)	74.1%		74.3%		73.5%		70.8%		71.1%		67.6%		68.9%
Break-even load factor(8)	72.5%		73.5%		72.9%		69.6%		64.1%		66.7%		66.3%
Average fare	$91.52		$81.89		$83.98		$76.33		$76.38		$73.93		$78.11
Average yield per RPM(9)	13.23	¢	12.03	¢	12.36	¢	11.86	¢	12.46	¢	12.79	¢	14.39	¢
Passenger revenue per ASM(10)	9.81	¢	8.94	¢	9.09	¢	8.39	¢	8.86	¢	8.64	¢	9.92	¢
Operating cost per ASM (CASM)(11)	9.92	¢	9.10	¢	9.28	¢	8.45	¢	8.28	¢	8.51	¢	9.33	¢
Average stage length (miles)	653		651		651		628		599		567		541
Average cost of aircraft fuel per gallon, including fuel taxes	$2.23		$1.67		$1.81		$1.22		$0.98		$0.90		$0.94
Average daily utilization (hours: minutes)(12)	11:20		11:00		11:00		10:54		10:56		10:36		9:54
Number of operating aircraft in fleet at end of period	121		99		105		87		74		65		59

(1)	Includes a $1.3 million credit related to AirTran’s unsuccessful bid for certain leased gates and other assets of another airline at Chicago’s Midway airport, and $1.5 million of additional expense relating to prior periods’ fuel expense adjustment.
(2)	Includes a $38.1 million payment under the Wartime Act, deferred debt discount/issuance cost-write-off of $12.3 million and reversal of a tax valuation allowance of $15.9 million.
(3)	Includes a $0.6 million grant from the U.S. government pursuant to the Air Transportation Safety and System Stabilization Act.
(4)	Includes a $28.0 million impairment loss related to AirTran’s then existing DC-9 fleet, an $18.1 million impairment loss/lease termination charge related to AirTran’s retired B737-200 fleet, special charges of $2.5 million incurred during the federal ground stop order, a $29.0 million grant from the U.S. government pursuant to the Airline Transportation and System Stabilization Act, and the cumulative effect of a change in accounting principle of $0.7 million.
(5)	The number of scheduled revenue miles flown by passengers.
(6)	The number of seats available for passengers multiplied by the number of schedule miles each seat is flown.
(7)	The percentage of aircraft seating capacity that is actually utilized (RPMs divided by ASMs).
(8)	The percentage of seats that must be occupied by revenue passengers in order for us to break even on a pre-tax income basis.
(9)	The average amount one passenger pays to fly one mile.
(10)	Passenger revenue divided by ASMs.
(11)	Operating expenses divided by ASMs.
(12)	The average amount of time per day that an aircraft flown is operated in revenue service.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF MIDWEST

The following table sets forth a summary of selected historical consolidated financial data of Midwest for each of the nine-month periods ended September 30, 2006 and September 30, 2005, and for each of the years in the five-year period ended December 31, 2005. This information is derived from, and should be read in conjunction with, the audited consolidated financial statements of Midwest and the unaudited interim consolidated financial statements of Midwest, which are incorporated herein by reference. The operating results for the nine-month period ended September 30, 2006 are not necessarily indicative of the results for the remainder of the fiscal year or any future period. See the section captioned “Where You Can Find More Information.”

	Nine months ended September 30,		Year ended or at December 31,
	2006	2005	2005	2004	2003	2002	2001
Statement of Operations Data:
Total operating revenues	$496,179	$380,223	$522,989	$415,246	$383,948	$426,974	$457,442
Total operating expenses (1)	497,494	431,435	588,157	460,498	414,412	481,232	495,486

Operating loss	(1,315)	(51,212)	(65,168)	(45,252)	(30,464)	(54,258)	(38,044)
Other income (expense), net (2)	3,119	33	142	(1,933)	10,038	38,023	14,364
Net income (loss)	1,804	(51,039)	(64,886)	(43,132)	(13,278)	(10,552)	(14,918)
Income (loss) per common share—basic:
Net income (loss)	0.10	(2.92)	(3.71)	(2.47)	(0.85)	(0.72)	(1.08)
Income (loss) per common share—diluted:
Net income (loss)	0.09	(2.92)	(3.71)	(2.47)	(0.85)	(0.72)	(1.08)
Balance Sheet Data:
Property and equipment, net	151,115	161,931	158,822	181,863	192,805	224,564	256,506
Total assets	345,796	362,441	351,344	360,729	396,239	376,606	357,371
Long-term debt (3)	43,638	47,866	46,880	50,478	53,642	16,903	35,097
Shareholders’ equity	$18,359	$37,868	$17,256	$81,379	$124,317	$125,127	$114,736

(1)	Total operating expenses for 2005 include a $15.6 million impairment charge related to early retirement of two MD-81 aircraft. Total operating expenses for 2003 include $5.0 million associated with the early recognition of lease expense on seven DC9 aircraft removed from service during the year, and a $4.0 million loss recorded on the sale/leaseback of one MD80 aircraft. Total operating expenses for 2002 include a $29.9 million impairment charge related to the early retirement of the Company’s DC9 fleet. Total operating expenses for 2001 include an impairment loss of $8.8 million related to the accelerated retirement of eight Midwest Airlines DC9 aircraft.
(2)	Other income (expense), net for 2003 includes $11.4 million associated with the federal reimbursement of security costs. Other income (expense), net for 2002 includes $39.5 million associated with the Fairchild arbitration settlement over the cancellation of the 428JET program. Other income (expense), net for 2001 includes recognition of $16.3 million related to amounts claimed under the Air Transportation Safety and System Stabilization Act for federal grant money received for losses related to the September 11, 2001 terrorist events.
(3)	Long-term debt for the nine months ended September 30, 2006 and 2005, and for the years ended December 31, 2005, 2004, 2003 and 2002 does not include current maturities and does not include amounts due for progress payments on the Boeing B717 aircraft program, as these obligations are offset by purchase deposits.

	Nine months ended September 30,				Year ended or at December 31,
	2006		2005		2005		2004		2003		2002		2001
Selected Operating and Other Data (1):
Midwest Airlines, Inc.
Revenue passenger miles (“RPMs”) (000s)	2,884,271		2,319,666		3,121,785		2,296,252		1,968,753		1,966,186		1,973,606
Available seat miles (“ASMs”) (000s)	3,761,370		3,214,216		4,417,682		3,685,372		3,036,287		3,255,348		3,270,148
Scheduled service available seat miles (000s)(2)	3,713,988		3,173,310		4,358,678		3,554,656		2,967,844		3,190,943		3,231,872
Passenger load factor	77.7%		73.1%		71.6%		64.6%		66.3%		61.6%		61.1%
Revenue yield (cents per RPM)	12.8	¢	11.6	¢	11.9	¢	12.2	¢	13.2	¢	15.5	¢	17.6	¢
Revenue per scheduled service ASM (cents per ASM)(2)	9.9	¢	8.5	¢	9.0	¢	8.2	¢	9.2	¢	10.0	¢	11.2	¢
Cost per total ASM (cents per mile)	11.3	¢	11.3	¢	11.2	¢	10.4	¢	11.3	¢	12.5	¢	13.1	¢
Aircraft in service at period-end(3)	36		33		34		30		28		32		35
Number of FTE employees at period-end	2,045		1,893		1,905		2,057		1,904		2,410		2,348
Skyway Airlines, Inc. d/b/a Midwest Connect
(RPM) Revenue passenger miles (000s)	197,602		180,892		242,210		203,895		203,808		193,350		150,819
(ASM) Available seat miles (000s)	288,442		286,427		382,251		362,785		382,265		395,839		312,258
Scheduled service available seat miles (000s)(2)	288,075		286,160		381,983		362,505		382,200		395,591		312,209
Passenger load factor	68.6%		63.2%		63.4%		56.2%		53.3%		48.9%		48.3%
Revenue yield (cents per RPM)	37.2	¢	35.7	¢	36.1	¢	36.8	¢	33.3	¢	37.5	¢	44.5	¢
Revenue per scheduled service ASM (cents per ASM)(2)	25.5	¢	22.6	¢	23.5	¢	21.3	¢	18.2	¢	18.4	¢	21.5	¢
Cost per total ASM (cents per mile)	29.4	¢	25.8	¢	27.3	¢	23.0	¢	20.3	¢	20.2	¢	23.2	¢
Aircraft in service at year-end(3)	19		22		21		22		24		25		23
Number of FTE employees at period-end	929		992		1,001		774		603		593		512

(1)	Revenue passenger miles, revenue per ASM, available seat miles, passenger load factor and revenue yield are for scheduled service operations. The other statistics include charter operations.
(2)	Passenger, cargo and other transport-related revenue divided by scheduled service ASM (expressed in cents). Charter revenue is excluded from the calculation.
(3)	Aircraft acquired, but not yet placed in service, are excluded from the aircraft in service statistics.

SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

The following table sets forth selected pro forma combined financial data derived from (i) the unaudited consolidated interim financial statements of AirTran for the nine-month period ended September 30, 2006, and the audited consolidated financial statements of AirTran for the fiscal year ended December 31, 2005 and (ii) the unaudited consolidated interim financial statements of Midwest for the nine-month period ended September 30, 2006, and the audited consolidated financial statements of Midwest for the fiscal year ended December 31, 2005, all of which are incorporated by reference into this prospectus.

The following pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of (i) results of operations and financial position that would have been achieved had the consummation of the offer taken place on the dates indicated or (ii) the future operations of the combined company. The following information is only for the limited purpose of presenting what the results of operations and financial position of the combined businesses of AirTran and Midwest might have looked like had the offer taken place at an earlier date and should not be relied on for any other purpose. The following pro forma financial information allocates the entire excess of purchase price over the carrying value of Midwest’s net assets to goodwill as AirTran does not have information related to Midwest’s business necessary to complete a preliminary purchase price allocation in accordance with U.S. GAAP. Actual amounts, determined on the basis of more detailed information, will differ from the amounts reflected below. The allocation of the entire excess purchase price over the carrying value of Midwest’s net assets to goodwill will have the effect of understating depreciation and amortization expense to the extent the fair values of depreciable and amortizable assets exceed their carrying values. For a discussion of the assumptions and adjustments made in the preparation of the pro forma financial information presented in this prospectus, see the section captioned “Unaudited Pro Forma Condensed Combined Financial Statements.” You can find more information about the offer in the section captioned “The Offer.”

The following pro forma financial information should be read in conjunction with:

•	the Unaudited Pro Forma Condensed Combined Financial Statements and the accompanying notes in the section captioned “Unaudited Pro Forma Condensed Combined Financial Statements;”

•	financial statements of AirTran for the fiscal year ended December 31, 2005 and for the nine-month period ended September 30, 2006 and the notes relating thereto, which are incorporated by reference into this prospectus; and

•	financial statements of Midwest for the fiscal year ended December 31, 2005 and for the nine-month period ended September 30, 2006 and the notes relating thereto, which are incorporated by reference into this prospectus.

	Nine months ended September 30, 2006	Year ended December 31, 2005
	(in thousands, except per share amounts)
Statement of Earnings Data
Revenues	$1,927,653	$1,973,533
Income (loss)	$13,696	$(66,072)
Income (loss) per share
Basic	$0.13	$(0.67)
Diluted	$0.13	$(0.67)
Weighted-average shares outstanding
Basic	102,002	99,034
Diluted	104,074	99,034

September 30, 2006
(in thousands)
Balance Sheet Data
Total assets	$2,110,967
Long-term debt including current maturities and capital lease obligations	884,182
Shareholders’ equity	520,939

THE COMPANIES

AirTran

AirTran is the parent company of AirTran Airways, Inc., one of the largest low fare scheduled airlines in the United States in terms of departures and seats offered. AirTran operates scheduled airline service primarily in short-haul markets, principally in the eastern United States, with a majority of its flights originating and terminating at its hub in Atlanta, Georgia. As of January 1, 2007, AirTran operated 87 Boeing 717 (B717) and 40 Boeing 737 (B737) aircraft, making approximately 700 scheduled flights per day to 50 airports across the United States and serving more than 60 communities in 23 states, the District of Columbia, and the Bahamas.

AirTran anticipates it will report profitable operations for the year ended December 31, 2006 and was one of only a few domestic airlines to report profitable operations for the year ended December 31, 2005. AirTran has created what it believes to be a successful business model by targeting value-oriented business and leisure travelers with high quality service at affordable fares. AirTran’s service is designed not only to satisfy the transportation needs of its target customers, but also to provide customers with a travel experience worth repeating. The success of this strategy is evidenced by the 20.1 million revenue passengers who flew AirTran during 2006, a 20.5 percent increase from 2005, and the 16.6 million revenue passengers who flew AirTran during 2005, a 26.3 percent increase from the 13.2 million revenue passengers AirTran served in the prior year. AirTran achieved these results with a cost structure that ranks among the lowest in the airline industry.

In 2005, AirTran undertook a number of key initiatives to strengthen its competitive position, including expanded distribution agreements, improvements to its website, including its online ticketing software, improvements in its self-service ticketing and check-in kiosks, and the installation of XM Satellite Radio on its fleet. With the addition, as of January 1, 2007, of 40 new B737 aircraft, AirTran Airways, Inc. operates one of the youngest all Boeing fleets of any major carrier in the aviation industry today.

Business Strategy

Quality Low Fare Service. AirTran established its competitive position by providing affordable fares that appeal to price conscious travelers. AirTran has grown its business through innovative product offerings designed to enhance the entire airline travel experience of its customers while maintaining affordable fares. The AirTran experience features:

•	competitive fares offered in an easy to understand fare structure;

•	user-friendly automated services for reservations, ticketing and check-in through its award winning website, airtran.com, and ByePass™ airport self-service kiosks;

•	customer friendly services, including

•	a highly affordable business class on every flight,

•	large “Easy Fit”© bins,

•	advance seat assignments, and

•	special amenities throughout the AirTran fleet, including XM Satellite Radio, which AirTran introduced to the air travel industry and deploys across its entire fleet; and

•	some of the industry’s fastest growing customer loyalty programs, including its

•	A-Plus Rewards™ program, and

•	A2B™ corporate travel program.

Through the AirTran experience, AirTran has created an air travel product with broad appeal that generates a growing number of repeat customers.

AirTran believes its comparatively low-cost structure will enable it to continue its existing successful strategies and expand its network, as well as provide it with opportunities to further enhance the AirTran experience in innovative ways and stimulate increased demand for air travel from existing and new customers.

New and Modern Fleet. AirTran’s entire fleet is comprised of B717 and B737 aircraft. AirTran had a combined total of 127 aircraft, as of January 1, 2007, giving it a fuel-efficient fleet with an average fleet age among the lowest in the industry at approximately three years.

AirTran was the launch customer for the B717, which was designed specifically for efficient short-haul service. As part of a comprehensive plan to replace, upgrade and expand its fleet of aircraft, AirTran took delivery of its first B717 in September 1999 and took delivery of its last new B717 in May 2006. As of January 1, 2007, AirTran’s fleet included 87 B717 aircraft. Although production of the B717 was discontinued by Boeing in 2006, AirTran believes the B717 remains ideally suited for the short-haul, high-frequency service that AirTran primarily operates and provides operating efficiencies which support its low cost structure.

In July 2003, AirTran announced an aircraft order of up to 100 new Boeing 737-700/800 aircraft, as well as eight additional B717 aircraft. AirTran took delivery of the first of such new B737-700 aircraft in June 2004. As of January 1, 2007, its fleet included 40 B737 aircraft. As of January 1, 2007, AirTran holds firm orders for 60 B737 aircraft to be delivered through 2012. AirTran believes the B737 is an ideal complement to its B717 aircraft, offering it a larger aircraft, increased range and even lower unit operating costs. The B737 allows AirTran to extend its network to selected cities in the western United States and offers it the ability to expand its international operations to locations in Canada, Mexico, Central America and the Caribbean should it choose to do so. AirTran believes the B737 will continue to enhance the AirTran brand while offering improvements in its operating performance.

Growing Atlanta Hub and Expanding Network System. As the second largest carrier at Hartsfield—Jackson Atlanta International Airport, the world’s busiest airport, AirTran has a strong presence in Atlanta. The city’s large population base represents one of the largest travel markets in the United States, and its geographic position provides a strong hub from which AirTran continues to expand its route network.

AirTran believes that there are a number of markets in the United States that are underserved or overpriced, which present opportunities for expanding our low fare network. As a result, AirTran intends to grow its network by increasing the number of flights in markets it currently serves, by adding new routes between cities already in its system and service to new cities as opportunities arise. Expansion of AirTran’s network allows it to build upon its existing infrastructure, which should reduce unit costs and improve productivity and aircraft utilization.

Diversification of Route Network. Since 2000, AirTran has expanded the scope of its route structure to include coast to coast flying and has increased the number of flights both from its Atlanta hub as well as other airports. AirTran has diversified its route structure by increasing the amount of non-Atlanta departures from approximately ten percent of its daily departures as of December 31, 2001 to approximately 34 percent percent of daily operations as of December 31, 2006 (see table below). For example, AirTran’s expansion at Baltimore/Washington International Airport enabled it to initiate many new non-stop routes. In the future, AirTran may selectively add new “point-to-point” routes between cities other than Atlanta that it currently serves, as well as create additional “hub” cities similar to its operations in Atlanta and additional “focus” cities similar to our operations at Baltimore/Washington and Orlando.

Airport	Daily Operations*	Nonstop Markets Served	% of System Operations*
Atlanta (ATL)	466	47	66%
Orlando (MCO)	90	23	13%
Baltimore-Washington (BWI)	64	10	9%
Chicago (MDW)	60	9	8%
Boston (BOS)	60	10	8%
Philadelphia (PHL)	36	5	5%
Tampa (TPA)	46	12	6%
New York (LGA)	26	3	4%
Dallas/Fort Worth (DFW)	22	3	3%
Fort Lauderdale (FLL)	42	10	6%
Indianapolis (IND)	30	8	4%

*	Operations is defined as a take-off and landing at each city; percentage of system operations will be greater than 100%.

Increased Sales Through AirTran’s Website. Through its website, AirTran utilizes the Internet as an integral portion of its marketing strategy. Sales booked directly on airtran.com represent its most cost-effective form of distribution. In addition to being user-friendly and simple, AirTran’s website is designed to sell tickets efficiently. AirTran continues to add functionality to airtran.com which allows customers to easily book and manage their travel, including a new fare matrix and the ability to retrieve and change future flight reservations. In the fall of 2005, AirTran unveiled a new and updated website and made additional enhancements in 2006. The airtran.com website is an important distribution channel, producing 57 percent of AirTran’s sales for the first nine months of 2006 and 58 percent for the year ended December 31, 2005, in comparison to 52 percent for the year ended December 31, 2004.

Competitive Strengths

Low-Cost Structure. AirTran’s cost structure ranks among the lowest in the domestic airline industry in terms of cost per available seat mile, providing a competitive advantage against higher cost carriers. AirTran’s low operating costs are made possible through a company-wide focus on cost controls with emphasis on lower labor costs, lower distribution costs and higher productivity. In addition, AirTran realizes operating efficiencies from the operation of only two aircraft types from a single manufacturer as well as enhanced efficiencies from the introduction of new modern B737 aircraft to its fleet. Even with many of the legacy carriers restructuring in bankruptcy, AirTran continues to retain and improve its cost advantage.

Attractive Atlanta Hub and Route Network. AirTran operates 22 gates from a single concourse under long-term leases at Hartsfield-Jackson Atlanta International Airport, the world’s busiest airport, and has use agreements for four additional gates on an adjacent concourse with potential for expansion. With its expansion to Charlotte, Detroit, Indianapolis, Richmond, Seattle and White Plains in 2006, AirTran now offers low-fare quality service to 47 destinations from Atlanta, including most of the largest travel markets within the United States.

Diversified Traffic Base. AirTran serves both the leisure and business traveler and continues to see strong demand for its product. Its revenue base grew by more than 39 percent in 2005 and more than 37 percent in the first nine months of 2006. Business travelers accounted for approximately 40 percent of the Company’s total revenue. Over the past five years, AirTran has also diversified its network, increasing operations in key business markets like Baltimore/Washington International Airport (BWI), Chicago-Midway (MDW) and Boston (BOS), as well as adding a number of new direct routes from Florida. As a percentage of total operations, Atlanta represents approximately 66 percent of AirTran’s network, down from approximately 90 percent at the end of 2001. This market diversification provides a number of marketing and cost synergies, and adds stability to AirTran’s revenues by protecting against risks that may impact individual segments of its business.

Flexibility. AirTran has consistently demonstrated its ability to adjust to changes in the economy, market conditions and a competitive industry environment. AirTran has responded rapidly to the effects on its business from the September 11, 2001 terrorist attacks by reducing capacity approximately 20 percent. Working with its labor groups, AirTran quickly reached agreement on a variety of temporary cost reduction measures, including both pay and work rule changes, which reduced its costs consistent with capacity and avoided significant furloughs. By retaining its workforce AirTran was able to quickly respond to market opportunities and expand service to a number of new markets, including from Florida to points throughout its network. The ability to move quickly to meet the changing market was demonstrated with its 2001 expansion into BWI and more recently with its announcement of expanded service to/from Chicago-Midway and Indianapolis following the filing for bankruptcy protection by ATA Holdings Corp., the parent of ATA Airlines.

Innovative Marketing. AirTran’s marketing efforts target both business and leisure travelers. It has developed a number of unique and innovative programs designed to stimulate demand for travel, create customer loyalty, highlight its unique product attributes, like affordable business class, and target both business and leisure travelers. Its popular leisure programs include Net Escapes Internet specials and the X-fares student program. AirTran’s A2B Corporate Program and Event Savers Meeting & Convention Program effectively attract business customers.

A-Plus Rewards. In 2003, AirTran automated its popular frequent traveler program, A-Plus Rewards, making the program accessible online. The A-Plus Rewards program offers a number of ways to earn free travel including the use of the AirTran Visa card, Hertz car rentals and bonus earnings for business class travel. AirTran believes this program creates strong brand loyalty and provides opportunities for incremental revenue through credit sales and partnerships.

The name, business address, principal occupation or employment, five-year employment history and citizenship of each director and executive officer of AirTran and Galena and certain other information are set forth on Schedule I and Schedule II to this prospectus. During the last five years, neither AirTran, Galena nor, to AirTran’s best knowledge, any of the persons listed on Schedule I and Schedule II of this prospectus (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Midwest

Midwest is a Wisconsin corporation, with principal executive offices located at 6744 South Howell Avenue, Oak Creek, Wisconsin 53154. The telephone number of Midwest’s executive offices is (414) 570-4000. Midwest operates a passenger jet airline that serves major destinations throughout the United States from Milwaukee, Wisconsin and Kansas City, Missouri. Skyway Airlines, Inc., a wholly-owned subsidiary of Midwest, operates as Midwest Connect, which offers connections to Midwest Airlines as well as point-to-point service between select markets on regional jet and turboprop aircraft. Together, Midwest and Midwest Connect offer service to 47 cities.

BACKGROUND AND REASONS FOR THE OFFER

Background of the Offer

As part of the continuous evaluation of its businesses and plans, AirTran regularly considers a variety of strategic options and transactions. In recent years, as part of this process, AirTran has evaluated various alternatives for expanding its business, including the advisability of an acquisition, and has, from time to time, analyzed opportunities for expansion and consolidation in the airline industry and discussed such matters with its board of directors.

On June 30, 2005, AirTran sent a letter to Midwest stating its interest in acquiring Midwest. On July 20, 2005, Midwest sent AirTran a letter that Midwest was not interested in pursuing AirTran’s proposal. Thereafter, communications with respect to a business combination between AirTran and Midwest ceased until October 2006.

On October 11, 2006, Joseph Leonard, Chairman and Chief Executive Officer of AirTran, called Mr. Timothy E. Hoeksema, Chairman, CEO and President of Midwest, for the purpose of arranging a meeting with Mr. Hoeksema to let him know that AirTran continued to have an interest in acquiring Midwest.

Mr. Leonard met with Mr. Hoeksema on October 20, 2006 to discuss the benefits of a potential AirTran and Midwest merger. Mr. Leonard delivered the following letter to Mr. Hoeksema along with a supporting presentation showing an analysis of the merger benefits, a copy of which was filed by AirTran as Exhibit 99.3 to AirTran’s current report on Form 8-K filed with the SEC on December 13, 2006.

October 20, 2006

Board of Directors

c/o Mr. Timothy E. Hoeksema

Chairman, CEO and President

Midwest Air Group Inc

6744 South Howell Avenue

Oak Creek, WI 53154

Dear Sirs:

AirTran Holdings, Inc. (“AirTran”) is interested in acquiring all of the outstanding shares of Midwest Air Group, Inc. (“Midwest” or the “Company”) for a consideration, consisting of cash and AirTran common stock, valued at $11.25 per share of Midwest Common Stock. This represents a 37% premium over the average closing price over the last thirty days of Midwest Common Stock. AirTran has reviewed Midwest’s publicly available documents and is prepared to immediately negotiate and enter into a merger agreement providing for a merger with Midwest subject to minimal confirmatory due diligence. We are confident there will not be any regulatory, financing or other obstacles to the consummation of this transaction.

We believe that our proposal is both fair and generous to Midwest shareholders and offers them an opportunity to realize extraordinary value for their shares. Additionally, we believe such a merger would be beneficial to and in the interest, both near and long term, of Midwest’s other stakeholders as well, including the Company, its employees, and the City of Milwaukee. Midwest will benefit from the creation of a larger and more modern fleet with enhanced prospects of long-term revenue and profit growth. We believe that a combined carrier, with greater scale and substantial fleet commonality, will be better prepared to face the pressures of an increasingly competitive domestic airline environment, including the near certainty of industry consolidation. The creation of a stronger carrier will also offer Midwest’s employees a more secure future with new opportunities for advancement and training on modern equipment. Milwaukee will continue to serve as a key hub for the combined company, and region as a whole will benefit from the increased level of connecting service to smaller cities around the state. With this increased level of traffic in and out of Milwaukee, jobs should be created and tax revenues to the City and state are likely to increase.

Accordingly, we believe that we would well serve our respective shareholders by exploring a potential merger between our companies. We also believe that this can be done in an expeditious fashion so as to avoid unnecessary disruption to Midwest’s employees, customers and businesses.

It is our strong desire to enter into a friendly, negotiated merger agreement. We are, therefore, prepared to meet with you or your representatives to discuss these considerations further and to answer any questions concerning AirTran and this proposal. While this matter is under discussion, we would ask that the Company not take any action that may diminish the value of a combined company, such as entering into a purchase agreement to acquire new or additional aircraft. At this time, we do not intend to make this letter public to your shareholders.

AirTran is working with Morgan Stanley and Credit Suisse as its financial advisors for this transaction. As you can appreciate, with a proposal of this kind, time is of the essence. We hope that you will give our proposal prompt consideration.

Very truly yours,
/s/ Joe Leonard
Joseph B. Leonard Chairman and
Chief Executive Officer

On October 23, 2006 Mr. Leonard followed up with a letter to Mr. Hoeksema. In such letter, Mr. Leonard thanked Mr. Hoeksema for meeting with him on October 20, 2006 and stated that he looked forward to continuing a dialogue with Midwest. In the October 23, 2006 letter, Mr. Leonard stated that he wanted to make it clear that AirTran’s offer was based on publicly available information and that, as he and Mr. Hoeksema had discussed, AirTran was fully prepared to assign staff to meet with Midwest representatives to identify additional value that could be recognized in an enhanced offer. Mr. Leonard reiterated his belief that a merger would create long term security for the employees of AirTran and Midwest, and substantial value for the shareholders of the companies and the communities that each airline serves.

On October 25, 2006, Mr. Hoeksema sent a letter to Mr. Leonard. In such letter Mr. Hoeksema acknowledged receipt of AirTran’s letters of October 20, 2006 and October 23, 2006. Mr. Hoeksema stated his appreciation for AirTran’s interest in Midwest. Mr. Hoeksema wrote that AirTran’s indication of interest had been provided to the Midwest board of directors for its review and consideration, and stated that Mr. Hoeksema expected that Midwest would respond in due course. After acknowledging AirTran’s interest in proceeding in an expeditious manner, Mr. Hoeksema stated that Midwest currently was not in a position to commit to timing. He concluded by stating that until Midwest’s board of directors had an adequate opportunity to consider AirTran’s indication of interest, he did not think that it was advisable to schedule any meetings as suggested in Mr. Leonard’s October 23rd letter.

On October 31, 2006, Mr. Leonard sent the following letter to Mr. Hoeksema.

Mr. Timothy Hoeksema

Chairman, CEO & President

Midwest Airlines, Inc

6744 South Howell Avenue

Oak Creek, WI 53154

Dear Tim:

I’ve spent a lot of time contemplating our recent discussion, particularly your thoughts on the differences in our corporate cultures. As I may have mentioned to you, the challenge of establishing a strong and productive culture within the airline industry was part of my motivation in leaving Allied Signal and joining AirTran Airways.

To the extent that corporate culture is defined as the attitudes, experiences, beliefs and values of an organization, we do have some differences, but I strongly believe that while there are differences, out cultures are converging—both out of necessity and by design. Our products may differ slightly, I do believe however our cultures are close.

When I joined AirTran in 1999, the company was nearly bankrupt, operationally weak, with a product that was best described as tired. At that point our focus had to be on cost control and establishing good business and operational practices, though I also placed an emphasis on open and honest communication. To that end I believe we began to develop an entrepreneurial mindset that goes a long way towards defining our culture today. It was this entrepreneurial spirit that has guided our growth and development.

Throughout the rebuilding of AirTran, we have had an eye towards continuous improvement. This is demonstrated in many ways: from investment in IT infrastructure, improved facilities and most certainly with our new aircraft, which put an emphasis on fuel efficiency and customer comfort with large overhead bins, new technology seats and XM Satellite Radio.

I think this focus on improvement is reflected in several recent surveys. In the 2006 JD Power business travel survey AirTran Airways received an overall customer satisfaction rating of 722, up 50 points from 2005, a 7.5% improvement and a survey ranking of 3rd among major airlines, up from 8th in the previous year. (Survey summary below.)

In a series of custom surveys conducted by PK Data in 1999, 2004 and 2006, AirTran Crew Members received increasingly improved scores, including 4.8 out of a possible 5.0 in the 2006 study. Again, I think this reflects a cultural shift driven by communication, teamwork and pride in accomplishment.

Tim, I truly believe we have a tremendous opportunity before us to build an even greater airline by joining forces and uniting the renowned Midwest product and service culture with the AirTran Airways core financial strength, low cost fleet and route network. While our cultures have developed on different paths, it is these cultural differences, in complement to each other, that will help us build the strongest, highest quality low cost airline in the industry. We both share a vision for success that provides for the long term profitability of our companies to the benefit of our shareholders and crew members. As we’ve discussed, this vision is best achieved together.

I look forward to working with you to build the nation’s most respected low-cost, high service airline.

Sincerely,

/s/ JOE LEONARD
Joe Leonard

Mr. Leonard’s letter enclosed a survey summary, which survey was included in the copy of the letter filed by AirTran as Exhibit 99.6 to its current report on Form 8-K filed with the SEC on December 13, 2006.

On November 21, 2006, Mr. Leonard received a one paragraph letter from Mr. Hoeksema in which Mr. Hoeksema stated he wanted to provide AirTran with an update on Midwest’s consideration of AirTran’s indication of interest. Mr. Hoeksema wrote that Midwest was mindful of AirTran’s desire to proceed in an expeditious manner, and asserted that Midwest was working diligently on its analysis. Mr. Hoeksema wrote that Midwest expected to review AirTran’s indication of interest with the board of directors of Midwest at its upcoming regularly scheduled meeting on December 6, 2006. He concluded by stating that he planned to be in touch with AirTran shortly thereafter with the Midwest board of director response.

On November 22, 2006, Mr. Leonard sent the following letter to Mr. Hoeksema:

Mr. Timothy Hoeksema

Chairman, CEO & President

Midwest Airlines, Inc.

6744 South Howell Avenue

Oak Creek, WI 53154

Dear Tim:

I am disappointed by your November 21, 2006 letter. Frankly, given the events over the very recent past, and the impact that another round of industry consolidations may have on your company, it seems to us that entering into negotiations to merge our two companies makes it imperative that we move on an expeditious manner.

AirTran Holdings has made a compelling cash and stock proposal that is at a substantial premium to the market price of your stock with an expressed willingness to further enhance our offer subject to due diligence to explore value that you identify to us. More than a year ago you rejected our first proposal to acquire Midwest Air Group and you have now had our most recent proposal under review for more than a month. It is unacceptable for us to hear from you today that your Board is simply scheduling our proposal for an item at its next regular meeting. Quite apart from the corporate governance issues that this raises, we want to be clear that our passive response to your rejection of our original offer is not the pattern that you can continue to expect from us.

Let us be clear on what our proposal offers to your shareholders, employees and the Milwaukee and Kansas City communities: Our offer provides your shareholders with significant value now against a hope that that value will appear sometime in the future as Midwest Air Group moves ahead as an independent company in an increasingly competitive environment. In a merged company along the lines that we have previously detailed, we not only will protect the jobs of all of your present employees but we will significantly increase jobs in a way that Midwest could never do under any possible scenario. As you know full well from our proposal, we plan to materially improve the scope and frequency of air service in Milwaukee and Kansas City to the benefit of those communities far beyond anything Midwest can offer as an independent company.

We are prepared to enter into exclusive negotiations with you now and move to a definitive agreement promptly. The circumstances call for a prompt response.

Yours truly,

/s/ JOSEPH B. LEONARD
Joseph B. Leonard

On November 27, 2006, Mr. Hoeksema wrote a letter to AirTran stating he had received Mr. Leonard’s letter dated November 22, 2006. Mr. Hoeksema stated that since Midwest first received AirTran’s October 20, 2006 letter it had been moving with “all deliberate speed” to provide AirTran with a response.

Mr. Hoeksema reiterated that Midwest had communicated AirTran’s indication of interest to the Midwest board of directors for its review and consideration. He wrote that, since that time, the Midwest board of directors had taken many steps to fully understand the ramifications of AirTran’s indication of interest. Mr. Hoeksema wrote that Midwest’s board affairs and governance committee had discussed this matter at several special meetings. He asserted that the Midwest board of directors had engaged several advisors who were working to assist the board of directors, and that extensive analysis was being conducted by senior executives of Midwest. He repeated that the Midwest board of directors would take up the matter on December 6th, which he stated Midwest believed was the earliest point at which Midwest and its advisors would be able to present to the Midwest board of directors the results of a complete and thorough analysis. Mr. Hoeksema disclaimed any intent that the delay in consideration until such date was in any way intended to be a delaying tactic and denied that such delay raised corporate governance issues.

Mr. Hoeksema further wrote that Midwest took AirTran’s indication of interest seriously and was working diligently to ensure that it was properly discharging its fiduciary duties to its shareholders and giving due consideration to the interests of its other stakeholders.

Mr. Hoeksema concluded by again stating that Midwest was mindful of AirTran’s desire to proceed in an expeditious manner, and that Midwest was of course aware of the significant changes occurring in the airline industry but that it was Midwest’s legal obligation to take the time necessary to respond to AirTran’s indication of interest in an appropriate and well-considered manner. He closed by writing that Midwest appreciated the value AirTran saw in it and hoped that AirTran appreciated that Midwest was striving to do what was in the company’s best interests.

On December 7, 2006, Mr. Hoeksema sent the following letter to Mr. Leonard.

December 6, 2006

Mr. Joseph B. Leonard

Chairman and Chief Executive Officer

AirTran Holdings, Inc.

9955 AirTran Boulevard

Orlando, FL 32827

Dear Joe:

Our Board of Directors met today and had an extensive discussion of your expression of interest in a transaction with our Company. As you know, we have taken your letter very seriously, and since October 20, 2006, the Board and the Board Affairs and Governance Committee have spent considerable time and effort in a process with their advisors to understand and evaluate your expression of interest.

The Board completed this process today. While the Board has a great deal of respect for AirTran and for your leadership, it has concluded that it would not be in the best interests of the Company, our shareholders and other stakeholders, including customers, employees and the communities we serve, to pursue a transaction with AirTran under the current circumstances. The Board feels that the Company’s strategic plan and remaining independent hold the best promise for continued growth and increased shareholder value going forward.

Thank you very much for your interest in our Company and your efforts in submitting your letter.

Best regards for a good holiday season.

Very truly yours,
/s/ Tim Hoeksema
Timothy E. Hoeksema Chairman, CEO and President

On December 13, 2006, Mr. Leonard sent the following letter to the Midwest board of directors in care of Mr. Hoeksema:

Board of Directors

c/o Mr. Timothy E. Hoeksema

Chairman, CEO and President

Midwest Air Group Inc

6744 South Howell Avenue

Oak Creek, WI 53154

Dear Members of the Board:

As you know from prior conversations and written communications between our companies, we believe that a strategic merger between Midwest Air Group, Inc. and AirTran Holdings, Inc. would serve the best interests of our respective shareholders, customers, employees and communities and better position the combined company to compete against our larger rivals.

We have been trying to privately negotiate a merger between our separate companies for some time. More than a year ago, you declined our initial proposal to acquire Midwest Air Group and you have had our proposal of October 20, 2006 for more than seven weeks. Yet, despite our efforts, and without the benefit of directly discussing with us or our advisors the proposal in detail, our offer was declined on December 7, 2006. Because we believe that the proposal is such a compelling opportunity and offers such significant benefits to your constituents, we feel obligated to make this proposal known and are therefore making public this letter and the supporting financial analysis.

Let me recap the benefits our proposal provides. First, we are proposing to acquire all of the outstanding shares of Midwest Common Stock for $11.25 per share in cash and AirTran stock. This offer is a full and generous price based upon publicly available information. It represents a 37% premium to the thirty day average closing price and an 89% premium to the six months average closing price for Midwest’s common stock, prior to October 20, 2006, the date the offer was made to you. Our proposed transaction not only provides Midwest shareholders an immediate premium on their investment, but the opportunity to participate in the future growth of an airline that will possess extraordinary attributes, including an outstanding product for travelers and a highly motivated employee base.

As I said above, despite the fact that we believe that our offer is very attractive from a financial point of view, we would welcome the opportunity to consider non-public information concerning Midwest and are prepared to sit down and enter into serious discussions and, following that, consider in our offer any enhanced values that may be demonstrated. We are also willing to afford representatives of Midwest the opportunity to review non-public information about AirTran Airways and are prepared to enter into an appropriate confidentiality agreement to that end.

Aside from the financial aspects of our offer there are other benefits that a merger of our two companies will provide. Specifically, a combined AirTran Airways and Midwest Airlines:

•	Creates a low fare carrier with greater scale and substantial fleet commonality that is better positioned to face the pressures of an increasingly competitive domestic airline environment, including the near certainty of industry consolidation.

•	Generates greater efficiencies for both companies, with unit cost for the combined carrier, on a non-fuel basis and stage length adjust basis, 12% lower than current Midwest levels.

•	Offers Midwest a larger, more modern fleet with enhanced prospects of long-term revenue and profit growth.

•	Combines complementary route networks with limited overlap to form a stronger, more efficient airline with 1,036 daily departures with 173 unique nonstop markets between 74 cities across the U.S.

•	Increases the growth potential of both companies through the expansion of the Milwaukee hub, building Kansas City into a focus city and continued expansion of the Atlanta hub both into markets served by Midwest and with the addition of new cities.

•	Generates synergies of more than $60 million per year.

•	Improves job security for both companies’ employees, offering a merger partner with a strong commitment to continuing the employment of employees of both companies with increased employment, traffic and taxable revenue expected in key cities like Milwaukee, Kansas City, Atlanta and Orlando.

•	Brings together compatible, entrepreneurial cultures rooted in consumer value, efficiency and cost consciousness.

We have the utmost respect for Midwest Airlines, its talented employees and the strong loyalty they have built among travelers, and, certainly, the excellent relationship the company has within the communities it serves. We, at AirTran, have a similar affinity with our constituents, and, in that spirit, we believe that once combined, we can maintain and foster the values and culture that have driven the success of both our airlines. We have full confidence that our commonality will enable us to successfully integrate our two airlines to form a stronger, truly national low-cost airline that will offer Midwest’s constituencies growth opportunities that far exceed what could be achieved independently.

We are confident that there will not be any regulatory, financing or other obstacles to the timely consummation of this transaction and that the natural synergies will allow us to execute the transaction efficiently putting us in a strong competitive position from day one. While this matter is under discussion, we would ask that the Company not take any action that may diminish the value of a combined company, such as entering into a purchase agreement to acquire new or additional aircraft.

In conclusion, we believe AirTran Airways and Midwest Airlines will be much stronger as a combined force than either are as independent entities and that together we can provide substantial value to our respective shareholders, employees, customers and the communities in which we operate. We hope that you will reconsider our offer and enter into negotiations with us to effect a definitive merger agreement.

Very truly yours,

/s/ JOSEPH B. LEONARD
Joseph B. Leonard

On December 13, 2006, AirTran issued the following press release:

AIRTRAN HOLDINGS PROPOSES MERGER WITH MIDWEST AIR GROUP

—Transaction Premium of 37% at Time of Offer—

—Plan Would Create National Low-Cost Carrier with a Broad Network, Strong Fleet Commonality and Shared Corporate Culture—

—Combination Will Provide Enhanced Growth and Security for Midwest Shareholders, Employees, Customers and Communities Served—

—More than $60 Million of Estimated Annual Synergies—

ORLANDO, Fla., December 13, 2006—AirTran Holdings, Inc. (NYSE: AAI), the parent of AirTran Airways, announced today it has made a proposal to acquire all of the outstanding common stock of Midwest Air Group, Inc. (AMEX: MEH) for $11.25 per Midwest share in cash and AirTran stock or a total equity value of approximately $290 million. The offer represents a 37% premium to the thirty day average closing price and an 89% premium to the six months average closing price for Midwest’s common stock, prior to October 20, 2006, the date the offer was made.

The proposed merger was initially outlined in a letter from Joe Leonard, Chairman and Chief Executive Officer of AirTran Holdings, to the Midwest Board of Directors on October 20, 2006. After a series of communications between the principals and the companies’ respective advisors, on December 7, 2006, Mr. Leonard was informed that the Midwest board had declined AirTran’s merger offer, determined not to consider AirTran’s proposal further and intended to remain independent. Today, Mr. Leonard sent a letter to the Midwest board advising them that AirTran would continue to pursue a merger with Midwest because it believes the proposed combination offers substantial and compelling benefits to the constituents of both Midwest Airlines and AirTran Airways. (Both letters are attached below.)

The combination of AirTran Airways and Midwest Airlines would create a truly national low cost airline with pro forma revenue of approximately $3.0 billion in 2007. AirTran believes that both companies would benefit from this merger by building greater scale, efficiencies and growth opportunities to better succeed in the face of an increasingly competitive airline environment.

Because the network routes of the two carriers are complementary with limited overlap, the combined company would have a national footprint and result in an airline with approximately 1,036 daily departures with 173 unique markets between 74 cities across the United States. The combination of the companies creates a strong growth platform and allows the addition of new cities—more than 30 new non-stop routes and well over 150 additional departures over the next several years.

AirTran Airways expects that the merger will generate more than $60 million in estimated annual synergies, including $40+ million in network synergies and $20+ million in cost synergies. The Company expects the transaction would be accretive to earnings by the end of the first full year following the close of the transaction and significantly accretive thereafter.

Mr. Leonard stated, “As the airline industry becomes more competitive and consolidations are more commonplace, a combination of our two companies ensures the best opportunity for serving our respective constituencies. With our similar cultures, compatible low-cost business models, complementary networks, and fleet commonality, Midwest Airlines and AirTran Airways are as close to a perfect fit as anyone can imagine.

“By joining together, we can deepen our presence in our hubs, expedite the expansion of our network, and strengthen our long-term growth and profitability potential. This will enhance our ability to provide value to travelers, protect the long-term security of our employees and generate significant economic benefits to Milwaukee, Atlanta and all the communities we serve.

“Finally, but certainly not less important, we have the utmost respect for Midwest, its talented employees and the strong loyalty they have built among travelers and the communities they serve. We, at AirTran Airways, have a similar affinity with our constituents, and, in that spirit, we believe that once combined, we can maintain and foster the values and culture that have driven the success of both our airlines. We have full confidence that our commonality will enable us to successfully integrate our two airlines to form a stronger, truly national low-cost airline that will offer Midwest’s constituencies growth opportunities that far exceed what could be achieved independently,” Mr. Leonard concluded.

The press release, as issued, included copies of AirTran’s letters of December 13 and October 20, 2006.

On December 20, 2006, AirTran announced that it had received the support of various of its labor unions and employee organizations for an acquisition of Midwest.

On December 21, 2006, AirTran released an analysis of service to Milwaukee’s General Mitchell International Airport, concluding that the Milwaukee market was substantially underserved relative to comparably sized cities.

On January 11, 2007, AirTran and Galena commenced the offer to exchange and AirTran issued the following press release:

AirTran Holdings Commences Exchange Offer for Midwest Air Group

—Enhanced Offer of $13.25 per Share Represents 61% Premium at Time of Initial Offer—

ORLANDO, Fla. (January 11, 2007)—AirTran Holdings, Inc. (NYSE: AAI) (“AirTran”), the parent company of AirTran Airways, today announced that it has commenced an exchange offer for all of the outstanding shares of Midwest Air Group (AMEX: MEH) (“Midwest”), for $13.25 per Midwest share based on the closing price of AirTran common stock on January 8, 2007. The offer consists of $6.6250 in cash and 0.5584 shares of AirTran common stock for each Midwest share. The total equity value of the exchange offer is $345 million. The offer, which is being made through Galena Acquisition Corp., a wholly owned subsidiary of AirTran, represents premium of 61 percent over the thirty day average closing price of Midwest common stock at the time of AirTran’s initial proposal on October 20, 2006 to acquire all of Midwest’s common stock at a price of $11.25 per share, and an approximate 46 percent premium over the closing price the day prior to December 13, 2006, the date on which AirTran disclosed its October 20, 2006 offer.

“We are committed to bringing these two great airlines together to form an even better airline based on our conviction that it is in the best interests of Midwest and AirTran shareholders, the employees of both companies and the communities the air carriers serve,” said Joe Leonard, AirTran Airways’ chairman and chief executive officer. “Together, we will be in a stronger position to compete in the changing airline marketplace, to grow underserved cities like Milwaukee and Kansas City, increase employment and advancement opportunities, and to provide our customers with the high quality service they value.”

“While we would have wished to enter into negotiations with Midwest’s Board and management to enter into a definitive merger agreement, it is clear that they had no intention of doing so. Largely due to the overwhelming support we have received for the combination from Midwest shareholders, employees, customers and the communities Midwest serves, after the disclosure of our October 20 proposal, we decided to bring our offer directly to Midwest’s investors,” he added.

“It is clear to most stakeholders that AirTran Airways can grow Midwest Airlines, expand the Milwaukee market and add more destinations and service beyond what Midwest can achieve independently. With our fleet commonality, comparable corporate cultures, commitments to quality service and complementary route networks, we are an ideal partner for Midwest.”

“It is clear to most stakeholders that AirTran Airways can grow Midwest Airlines, expand the Milwaukee market and add more destinations and service beyond what Midwest can achieve independently. With our fleet commonality, comparable corporate cultures, commitments to quality service and complementary route networks, we are an ideal partner for Midwest,” Leonard added.

“We feel so strongly about the merits of this combination that we are enhancing the value in our actual exchange offer despite the already attractive premium and the fact that Midwest has denied our request to review non-public financial and other information. Even with the increase in the price we are offering, we still expect the transaction to be accretive to earnings by the end of the first full year following the close of the transaction and significantly accretive thereafter,” Leonard concluded.

AirTran is offering to acquire all of the outstanding shares of Midwest through its newly formed subsidiary, Galena Acquisition Corp., which was organized in connection with this offer. This exchange offer is the first step in AirTran’s plan to acquire all of the outstanding shares of Midwest common stock. AirTran intends, promptly after completion of the offer, for Midwest to consummate a second-step merger whereby Midwest common stock would be converted into the right to receive the same number of shares of AirTran common stock and the same amount in cash per Midwest share as paid in the exchange offer.

The exchange offer will be subject to customary conditions, including the tender of a majority of Midwest shares, calculated on a fully diluted basis; redemption of the Midwest rights under its Rights Agreement, commonly known as a poison pill, certain actions to ensure that the Wisconsin control share acquisition statute and business combination statute are not applicable to AirTran following the exchange offer; the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act (“HSR”) and certain other regulatory approvals.

The exchange offer is scheduled to expire at 12:00 midnight, New York City time, on February 8, 2007, unless the exchange offer is extended.

Morgan Stanley and Credit Suisse are serving as AirTran’s financial advisors and the dealer managers and Smith, Gambrell & Russell, LLP is serving as AirTran’s legal advisor. Innisfree M&A Incorporated is serving as its information agent.

Shareholder questions regarding the exchange offer or requests for offering materials should be directed to Innisfree M&A Incorporated at (877) 456-3422. (Banks and Brokers may call collect at 212-750-5833) Offering materials are also available on the SEC’s website at http://www.sec.gov. Midwest shareholders are urged to read the offering materials filed by AirTran, which contain important information about the exchange offer.

AirTran executives will be discussing the exchange offer on a Webcast conference call with the investment community at 10:00 a.m. EST/9:00 a.m. CST today, January 11, 2007. To access the Webcast go to http://investor.airtran.com. A replay of the call will be available on the AirTran Airways Web site.

On January 11, 2007, AirTran sent the following letter to the Midwest board of directors in care of Mr. Hoeksema and filed a press release with respect thereto:

January 11, 2007

Board of Directors

c/o Mr. Timothy E. Hoeksema

Chairman, CEO and President

Midwest Air Group Inc

6744 South Howell Avenue

Oak Creek, WI 53154

Dear Members of the Board:

AirTran Holdings, Inc. today is announcing an exchange offer for all of the outstanding shares of Midwest Air Group for $13.25 per share based on the closing price of AirTran common stock on January 8, 2007. The offer consist of $6.625 in cash and $0.5884 shares of AirTran common stock. The total equity value of the exchange offer is $345,000,000.

In our October 20, 2006 proposal to you we indicated that we were prepared to enhance the value then offered $11.25 per share for all of Midwest’s outstanding shares if you were to permit us to do some limited due diligence to better understand your company. We emphasized that same point when on December 13, 2006, we disclosed our proposal to your shareholders with an expectation that you would permit us to go forward on that basis. Since we have heard nothing from you during the ensuing month, you gave us no choice but to bring our offer directly to the owners of the company.

The decision to take this step and initiate a process that is governed by SEC regulations and a fixed timetable was one that was taken after very careful thought. I should add that the decision to unilaterally increase, by nearly $2 per share, or nearly 18%, the consideration we are now willing to pay over the already fair and full offer we first proposed to you on October 20, 2006 (which in itself was a 37 percent premium to the value then being accorded Midwest by the investment community and an 89 percent premium over the six months average price of your company’s stock) was also not an easy decision for us to make. However, we are willing to take this step because we fully believe that a combined AirTran and Midwest, whose shareholder base will consist of holders of both of our companies, will generate the value needed to justify our increased offer.

Aside from the financial benefits that we see emanating from this transaction for our respective shareholders, the combination will also provide value to your other stakeholders as well. Namely, a combined AirTran and Midwest will materially expand service to Milwaukee and other communities that you presently serve and the new company will provide an overall net increase in jobs and bring added job security and growth opportunities to your employees.

Now that we have put into motion a process that has a definite timetable, we hope we can negotiate a definitive merger agreement. We look forward to hearing from you shortly.

Yours truly,

/s/ Joseph B. Leonard
Chairman and Chief Executive Officer

Reasons for the Offer

The competitive landscape of the airline industry has changed significantly over the past few years and is projected to continue to change in the future. The following key industry trends have led to AirTran’s search for ways to better compete and grow its business:

•	competition from larger carriers is expected to increase as many legacy carriers restructure in bankruptcy to lower their nonfuel operating costs;

•	competition from larger carriers is expected to increase as such carriers attempt to leverage advantages of larger route networks and flight frequency with decreased operating costs to gain competitive advantage;

•	competition from other existing and new, low-cost carriers is expected to increase as existing carriers seek to glow their fleets and new, low-cost carriers enter the market utilizing new aircraft, used aircraft or a combination thereof;

•	continued overcapacity in the industry has adversely affected industry profit margins; and

•	intense price competition has adversely affected industry profit margins.

AirTran believes these trends are likely to lead to increased industry consolidation as carriers attempt to gain larger route networks, increase city presence in key markets, and achieve greater economies and efficiencies of scale.

AirTran believes a business combination with Midwest offers a number of potential benefits including:

•	creation of a truly national low-cost carrier with superior service and market leading low costs;

•	complementary route networks with limited overlap that would combine the strength of Midwest’s east-west route focus with AirTran’s north-south route strength;

•	ability to service the increased route network of the combined company due to more rapid fleet expansion made possible by AirTran’s existing B737 delivery positions;

•	greater city presence with a total of 72 destinations served, of which 43 destinations are anticipated to immediately be served with more than five daily flights and 19 cities that are anticipated to offer flights to five or more separate destinations;

•	limited apparent aircraft integration costs and risk due to B717 fleet commonality;

•	increased cost reduction opportunities in the form of fuel and other savings through the replacement of existing Midwest MD80 aircraft with fuel efficient B737 aircraft;

•	better diversification of revenues by market;

•	additional network synergies due to improved fleet and capacity utilization and increased aircraft utilization;

•	potential for expansion of new hub and focus cities in Milwaukee and Kansas City by building on existing Midwest operations;

•	increased utilization of existing Midwest maintenance facilities and reservation centers to support expanded operations of the combined company;

•	enhanced service-based competition through the combination of service amenities;

•	increased advancement opportunities and improved job security for the combined company’s employees; and

•	the potential for improved access to capital.

AirTran believes the combination of Midwest with AirTran on the terms contemplated by the offer should:

•	be accretive to AirTran’s earnings per share after the first full year following the close of the merger and significantly accretive thereafter;

•	generate significant operational efficiencies and cost savings;

•	allow the combined carrier to capture increased traffic in existing markets associated with greater city presence and flight frequency; and

•	drive consumer demand through the introduction of additional price and service competition in existing Midwest markets and in additional new markets.

AirTran believes the offer will significantly benefit both AirTran and Midwest shareholders, and their customers and employees. AirTran believes that a combination of AirTran and Midwest also has significant beneficial long-term growth prospects, which should increase shareholder value. The AirTran common stock to be issued to Midwest shareholders in the offer will allow such shareholders to participate in the growth and shareholder value enhancement opportunities of the combined company.

THE OFFER

Overview

AirTran, through Galena, is offering to exchange for each outstanding share of Midwest common stock and associated Rights which are validly tendered and not properly withdrawn prior to the expiration date:

•	$6.6250 in cash, without interest, and

•	0.5884 of a share of newly issued AirTran common stock,

in each case, subject to the procedures described in this prospectus and offer to exchange and the related letter of transmittal.

Solely for purposes of illustration, the following table reflects the per share amount of cash and the market value of the AirTran common stock that a Midwest shareholder would receive for each Midwest Share tendered pursuant to the offer.

Assumed Market Price (per AirTran Share)	Value of 0.5884 of an AirTran Share	Cash Amount Paid (per Midwest Share)	Implied Value (per Midwest Share exchanged)
$ 9.50	$5.590	$6.625	$12.215
$10.00	$5.884	$6.625	$12.509
$10.50	$6.178	$6.625	$12.803
$11.00	$6.472	$6.625	$13.097
$11.50	$6.767	$6.625	$13.392
$12.00	$7.061	$6.625	$13.686
$12.50	$7.355	$6.625	$13.980
$13.00	$7.649	$6.625	$14.274
$13.50	$7.943	$6.625	$14.568

The market prices of AirTran common stock used in the above table, and the assumptions regarding the exact value of cash and AirTran common stock that a hypothetical Midwest shareholder would receive, are for purposes of illustration only. The price of AirTran common stock fluctuates and may be higher or lower than in these examples at the time the offer is completed.

Midwest shareholders should consider current market quotations for shares of AirTran common stock and Midwest Shares before deciding whether to tender pursuant to the offer.

Midwest shareholders will not receive any fractional shares of AirTran common stock in the offer. Instead of receiving any fractional shares of AirTran common stock to which Midwest shareholders may otherwise be entitled, tendering Midwest shareholders will receive an amount in cash, without interest, equal to such holder’s respective proportionate interest in the proceeds from the sale or sales in the open market by the exchange agent for the offer, on behalf of all such holders, of the aggregate fractional shares of AirTran common stock issued pursuant to the offer, as described in the section captioned “The Offer—Cash Instead of Fractional Shares of AirTran Common Stock.”

The term “expiration date” means 12:00 midnight, New York City time, on February 8, 2007, unless AirTran and Galena extend the period of time for which the offer is open, in which case the term “expiration date” means the latest time and date on which the offer, as so extended, expires.

If you are a registered shareholder and tender your Midwest Shares directly to the exchange agent, you will not be obligated to pay any charges or expenses of the exchange agent or any brokerage commissions. If you hold your Midwest Shares through a broker or bank, you should consult your institution as to whether or not they will charge you any service fees. Except as set forth in the instructions to the letter of transmittal, transfer taxes on the exchange of Midwest Shares pursuant to the offer will be paid by AirTran.

AirTran is making the offer through Galena in order to acquire control of, and ultimately the entire common equity interest in, Midwest. The offer is the first step in AirTran’s acquisition of Midwest and is intended to facilitate the acquisition of all of the outstanding Midwest Shares. AirTran intends, promptly after completion of the offer, to seek to have Midwest consummate a second-step merger of Midwest with and into Galena or another wholly-owned subsidiary of AirTran. The purpose of the second-step merger is to acquire all shares of Midwest common stock not tendered and exchanged in the offer. Pursuant to the terms of the second-step merger, each remaining Midwest Shares (other than Midwest Shares owned by AirTran or Midwest, or held by Midwest shareholders who properly exercise dissenters’ rights under Wisconsin law, to the extent available) would be converted into the right to receive the same number of shares of AirTran common stock and the same amount of cash per Midwest Share as paid in the offer.

AirTran’s obligation to exchange shares of AirTran’s common stock and cash for shares of Midwest common stock pursuant to the offer is subject to several conditions referred to below under “The Offer—Conditions of the Offer,” including the registration statement condition, the minimum tender condition, the control share condition, the business combination and fair price condition, the regulatory condition, the financing condition, the access condition, the impairment condition, the fleet expansion condition, the NYSE condition and the Midwest notes condition, as well as the other conditions that are discussed below.

Pursuant to Exchange Act Rule 14d-5, AirTran and Galena are asking Midwest for its shareholder list and security position listings to communicate with you and to distribute the offer to you. Upon compliance by Midwest with this request, this prospectus and offer to exchange, the related letter of transmittal and other relevant materials will be delivered to record holders of shares of Midwest common stock and to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on Midwest’s shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, so that they can in turn send these materials to beneficial owners of shares of Midwest common stock. AirTran or Galena, or one or more other persons acting at their behest, also intends to make a request to Midwest pursuant to section 1315 of the New York Business Corporation Law to inspect Midwest’s stock ledger and a list of Midwest’s shareholders.

Within ten business days after the filing of this offer to exchange and the commencement of the offer, Midwest is required by Rule 14d-9 under the Exchange Act, to publish, send or give to you, and file with the SEC, a statement as to whether it recommends acceptance or rejection of the offer, that it expresses no opinion and remains neutral toward the offer, or that it is unable to take a position with respect to the offer. Midwest’s statement must also include the reasons for any position it takes.

AirTran and Galena reserve the right to transfer or assign, in whole, or from time to time in part, to one or more of AirTran’s affiliates, the right to purchase all or any portion of the Shares tendered pursuant to the offer, but any such transfer or assignment will not relieve AirTran and Galena of their obligations under the offer and will in no way prejudice the rights of tendering shareholders to receive payment for Midwest Shares validly tendered and accepted for payment pursuant to the offer.

Timing of the Offer

The offer is scheduled to expire at 12:00 midnight, New York City time on February 8, 2007. For more information, you should read the discussion below under the section captioned “The Offer—Extension, Termination and Amendment.”

Extension, Termination and Amendment

AirTran and Galena expressly reserve the right, in their sole discretion, at any time or from time to time, to extend the period of time during which the offer remains open, and AirTran and Galena can do so by giving oral or written notice of such extension to the exchange agent. If AirTran decides to have Galena so extend the offer, AirTran will make an announcement to that effect no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled expiration date. You should not assume that AirTran will exercise its right to extend the offer, although it currently intends to do so, until all conditions have been satisfied or waived. During any such extension, all shares of Midwest common stock previously tendered and not properly withdrawn will remain subject to the offer, subject to your right to withdraw your shares of Midwest common stock. You should read the discussion under the section captioned “The Offer—Withdrawal Rights” for more details.

To the extent legally permissible, AirTran and Galena each also reserves the right, in its sole discretion, at any time or from time to time:

•	to extend, for any reason, the period of time during which the offer is open;

•	to delay acceptance for exchange of, or exchange of, any Midwest Shares pursuant to the offer, or to terminate the offer and not accept or exchange any Midwest Shares not previously accepted or exchanged, upon the failure of any of the conditions of the offer to be satisfied prior to the expiration date;

•	to amend or terminate the offer without accepting for exchange or exchanging any Midwest Shares if Midwest agrees to enter into a negotiated merger agreement with AirTran; and

•	to waive any condition or otherwise amend the offer in any respect.

In addition, even if Galena has accepted, but not paid for, Midwest Shares in the offer, AirTran or Galena may terminate the offer and not exchange Midwest Shares that were previously tendered if completion of the offer is illegal or if a governmental authority has commenced or threatened legal action related to the offer.

AirTran or Galena will effect any extension, termination, amendment or delay by giving oral or written notice to the exchange agent and by making a public announcement as promptly as practicable thereafter. In the case of an extension, any such announcement will be issued no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled expiration date. Subject to applicable law (including Rules 14d-4(c) and 14d-6(d) under the Exchange Act, which require that any material change in the information published, sent or given to shareholders in connection with the offer be promptly disseminated to shareholders in a manner reasonably designed to inform them of such change) and without limiting the manner in which AirTran or Galena may choose to make any public announcement, neither AirTran nor Galena assumes any obligation to publish, advertise or otherwise communicate any such public announcement other than by making a press release in accordance with applicable NYSE requirements.

Each of AirTran and Galena confirms to you that if it makes a material change in the terms of the offer or the information concerning the offer, or if it waives a material condition of the offer, Galena will extend the offer to the extent required under the Exchange Act. If, prior to the expiration date, AirTran changes or causes Galena to change the percentage of Midwest Shares being sought or the consideration offered to you, that change will apply to all holders whose shares of Midwest common stock are accepted for exchange pursuant to the offer. If at the time notice of that change is first published, sent or given to you, the offer is scheduled to expire at any time earlier than the tenth business day from and including the date that such notice is first so published, sent or given, AirTran and Galena will extend the offer until the expiration of that ten business day period. For purposes of the offer, a “business day” means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 A.M. through 12:00 midnight, New York City time.

AirTran may, although it does not currently intend to, elect to cause Galena to provide a subsequent offering period after the expiration date, if the requirements under Exchange Act Rule 14d-11 have been met. A subsequent offering period, if provided, will be a period of three to 20 business days, beginning after AirTran has caused Galena to accept for exchange and Galena has accepted for exchange all shares tendered in the offer, during which Midwest shareholders who did not tender their shares in the offer may tender their shares and receive the same consideration provided in the offer.

Exchange of Midwest Shares; Delivery of AirTran Common Stock and Cash

Upon the terms and subject to the conditions of the offer (including, if the offer is extended or amended, the terms and conditions of any such extension or amendment), AirTran will cause Galena to accept for exchange, and Galena will exchange, Midwest Shares validly tendered and not properly withdrawn as promptly as practicable after the expiration date. In addition, subject to applicable rules of the SEC, AirTran and Galena expressly reserve the right to delay acceptance for exchange of, or the exchange of, Midwest Shares in order to comply with any applicable law. In all cases, exchange of Midwest Shares tendered and accepted for exchange pursuant to the offer will be made only after timely receipt by the exchange agent of certificates for those Midwest Shares and certificates for associated Rights if separately certificated (or a confirmation of a book-entry transfer of those Midwest Shares in the exchange agent’s account at The Depository Trust Company, referred to as DTC, a properly completed and duly executed letter of transmittal and any other required documents.

For purposes of the offer, Galena will be deemed to have accepted for exchange Midwest Shares validly tendered and not withdrawn as, if and when it notifies the exchange agent of its acceptance of the tenders of those Midwest Shares pursuant to the offer. The exchange agent will deliver cash and AirTran common stock in exchange for Midwest Shares pursuant to the offer and cash instead of fractional shares of AirTran common stock as soon as practicable after receipt of such notice. The exchange agent will act as your agent for the purpose of receiving AirTran common stock and cash from Galena, selling the aggregate fractional shares of AirTran common stock issued pursuant to the offer in the open market for cash (as discussed below) and transmitting such stock and cash to you. You will not receive any interest on any cash that Galena pays you, even if there is a delay in making the exchange.

If Galena does not accept any tendered Midwest Shares for exchange pursuant to the terms and conditions of the offer for any reason, or if certificates are submitted for more Midwest Shares than are tendered, Galena will return certificates for such unexchanged Midwest Shares without expense to the tendering holder or, in the case of Midwest Shares tendered by book-entry transfer of such Midwest Shares into the exchange agent’s account at DTC pursuant to the procedures set forth below in the section captioned “The Offer—Procedure for Tendering,” those Midwest Shares will be credited to an account maintained within DTC as soon as practicable following expiration or termination of the offer.

Midwest shareholders should consider current market quotations for shares of AirTran common stock and Midwest Shares before deciding whether to tender pursuant to the offer.

Cash Instead of Fractional Shares of AirTran Common Stock

Midwest shareholders will not receive any fractional shares of AirTran common stock in the offer. Instead of receiving any fractional shares of AirTran common stock to which Midwest shareholders may otherwise be entitled, tendering Midwest shareholders will receive an amount in cash, without interest, equal to such holder’s respective proportionate interest in the proceeds from the sale or sales in the open market by the exchange agent for the offer, on behalf of all such holders, of the aggregate fractional shares of AirTran common stock issued pursuant to the offer.

Withdrawal Rights

You can withdraw tendered Midwest Shares at any time until the offer has expired and, if Galena has not agreed to accept your Midwest Shares for exchange by March 11, 2007, you can withdraw them at any time after such date until it accepts Midwest Shares for exchange. If AirTran decides to have Galena provide a subsequent offering period, Galena will accept Midwest Shares tendered during that period immediately and thus you will not be able to withdraw Midwest Shares tendered during any subsequent offering period.

For your withdrawal to be effective, the exchange agent must receive from you a written notice of withdrawal at one of its addresses set forth on the back cover of this prospectus, or by facsimile at (781) 380-3388 (you may confirm receipt of your facsimile by phoning (781) 843-1833, Ext. 0). Your notice must include your name, address, social security number, the certificate number(s), the number of Midwest Shares to be withdrawn and the name of the registered holder, if it is different from that of the person who tendered those Midwest Shares.

A financial institution must guarantee all signatures on the notice of withdrawal. Most banks, savings and loan associations and brokerage houses are able to effect these signature guarantees for you. The financial institution must be a participant in the Securities Transfer Agents Medallion Program, referred to as an “eligible institution,” unless the Midwest Shares to be withdrawn were tendered for the account of any eligible institution.

If Midwest Shares have been tendered pursuant to the procedures for book-entry tender discussed under the section captioned “The Offer—Procedure for Tendering,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn shares and must otherwise comply with DTC’s procedures. If certificates have been delivered or otherwise identified to the exchange agent, the name of the registered holder and the serial numbers of the particular certificates evidencing the Midwest Shares withdrawn must also be furnished to the exchange agent, as stated above, prior to the physical release of such certificates.

AirTran and Galena will decide all questions as to the form and validity (including time of receipt) of any notice of withdrawal in its sole discretion, and its decision shall be final and binding. None of AirTran, Galena, the exchange agent, the information agent, any dealer manager or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any such notification. Any Midwest Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the offer. However, you may retender withdrawn Midwest Shares by following one of the procedures discussed under the sections captioned “The Offer—Procedure for Tendering” at any time prior to the expiration date.

Procedure for Tendering

For you to validly tender Midwest Shares pursuant to the offer, either (a) a properly completed and duly executed letter of transmittal, along with any required signature guarantees, or an agent’s message in connection with a book-entry transfer, and any other required documents, must be received by the exchange agent at one of its addresses set forth on the back cover of this prospectus, and certificates for tendered Midwest Shares and, if applicable, certificates for associated Rights, must be received by the exchange agent at such address or those Midwest Shares must be tendered pursuant to the procedures for book-entry tender set forth below (and a confirmation of receipt of such tender, referred to as a “book-entry confirmation” must be received), in each case before the expiration date, or (b) you must comply with the guaranteed delivery procedure set forth below.

The term “agent’s message” means a message transmitted by DTC to, and received by, the exchange agent and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from the DTC participant tendering the Midwest Shares that are the subject of such book-entry confirmation, that such participant has received and agrees to be bound by the terms of the letter of transmittal, and that AirTran may enforce that agreement against such participant.

The exchange agent has established accounts with respect to the Midwest Shares at DTC in connection with the offer, and any financial institution that is a participant in DTC may make book-entry delivery of Midwest Shares by causing DTC to transfer such shares into the exchange agent’s account in accordance with DTC’s procedure for such transfer. However, although delivery of Midwest Shares may be effected through book-entry transfer at DTC, the letter of transmittal with any required signature guarantees, or an agent’s message, along with any other required documents, must, in any case, be received by the exchange agent at one or more of its addresses set forth on the back cover of this prospectus prior to the expiration date, or the guaranteed delivery procedures described below must be followed. AirTran cannot assure you that book-entry delivery of Midwest Shares will be available. If book-entry delivery is not available, you must tender Midwest Shares by means of delivery of certificates of Midwest common stock and certificates for the associated Rights if separately certificated or pursuant to the guaranteed delivery procedure set forth below.

Signatures on all letters of transmittal must be guaranteed by an eligible institution, except in cases in which Midwest Shares are tendered either by a registered holder of shares of Midwest common stock and associated Rights who has not completed the box entitled “Special Issuance Instructions” on the letter of transmittal or for the account of an eligible institution.

If the certificates for shares of Midwest common stock and associated Rights are registered in the name of a person other than the person who signs the letter of transmittal, or if certificates for unexchanged shares of Midwest common stock and associated Rights are to be issued to a person other than the registered holder(s), the certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered owner or owners appear on the certificates, with the signature(s) on the certificates or stock powers guaranteed in the manner AirTran and Galena have described above.

The method of delivery of Midwest share certificates and all other required documents, including delivery through DTC, is at your option and risk, and the delivery will be deemed made only when actually received by the exchange agent. If delivery is by mail, Galena recommends registered mail with return receipt requested, properly insured. In all cases, you should allow sufficient time to ensure timely delivery.

To prevent backup federal income tax withholding you must provide the exchange agent with your correct Taxpayer Identification Number and certify whether you are subject to backup withholding of federal income tax by completing the Substitute Form W-9 included in the Letter of Transmittal. Some shareholders (including, among others, all corporations and some foreign individuals) are not subject to these backup withholding and reporting requirements. In order for a foreign individual to qualify as an exempt recipient, the shareholder must submit a Form W-8BEN, signed under penalties of perjury, attesting to that individual’s exempt status.

If you wish to tender Midwest Shares pursuant to the offer and your certificates are not immediately available, or you cannot deliver the certificates and all other required documents to the exchange agent prior to the expiration date or complete the procedure for book-entry transfer on a timely basis, your shares of Midwest common stock may nevertheless be tendered, as long as all of the following conditions are satisfied:

•	you make your tender by or through an eligible institution;

•	a properly completed and duly executed notice of guaranteed delivery, substantially in the form made available by AirTran, is received by the exchange agent as provided below on or prior to the expiration date; and

•	the certificates for all tendered Midwest Shares (or a confirmation of a book-entry transfer of such securities into the exchange agent’s account at DTC as described above), in proper form for transfer, together with a properly completed and duly executed letter of transmittal with any required signature guarantees (or, in the case of a book-entry transfer, an agent’s message) and all other documents required by the letter of transmittal, are received by the exchange agent within three NYSE trading days after the date of execution of such notice of guaranteed delivery.

You may deliver the notice of guaranteed delivery by hand, facsimile transmission or mail to the exchange agent. The notice must include a guarantee by an eligible institution in the form set forth in the notice.

In all cases, AirTran will cause Galena to exchange Midwest Shares tendered and accepted for exchange pursuant to the offer only after timely receipt by the exchange agent of certificates for shares of Midwest common stock and associated Rights, if separately certificated (or timely confirmation of a book-entry transfer of such securities into the exchange agent’s account at DTC as described above), properly completed and duly executed letter(s) of transmittal (or an agent’s message in connection with a book-entry transfer) and any other required documents.

By executing a letter of transmittal as set forth above, you irrevocably appoint AirTran and Galena’s designees as your attorneys-in-fact and proxies, each with full power of substitution, to the full extent of your rights with respect to your Midwest Shares tendered and accepted for exchange by Galena and with respect to any and all other Midwest Shares and other securities issued or issuable in respect of the Midwest Shares on or after the expiration date. That appointment is effective, and voting rights will be affected, when and only to the extent that AirTran or Galena deposit with the exchange agent the shares of AirTran’s common stock and the cash consideration for Midwest Shares that you have tendered. All such proxies shall be considered coupled with an interest in the tendered Midwest Shares and therefore shall not be revocable. Upon the effectiveness of such appointment, all prior proxies that you have given will be revoked, and you may not give any subsequent proxies (and, if given, they will not be deemed effective). AirTran or Galena’s designees will, with respect to the Midwest Shares for which the appointment is effective, be empowered, among other things, to exercise all of your voting and other rights as they, in their sole discretion, deem proper at any annual, special or adjourned meeting of Midwest’s shareholders or otherwise. AirTran and Galena reserve the right to require that, in order for Midwest Shares to be deemed validly tendered, immediately upon the exchange of such Midwest Shares, AirTran must be able to exercise full voting rights with respect to such Midwest Shares.

The tender of Midwest Shares pursuant to any of the procedures described above will constitute a binding agreement between AirTran, Galena and you upon the terms and subject to the conditions of the offer.

Matters Concerning Validity and Eligibility

AirTran and Galena will determine questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of Midwest Shares, in their sole discretion, and their determination shall be final and binding. AirTran reserves the absolute right to reject and to cause Galena to reject any and all tenders of Midwest Shares that it determines are not in proper form or the acceptance of or exchange for which may, in the opinion of its counsel, be unlawful. AirTran also reserves the absolute right to waive and to cause Galena to waive any defect or irregularity in the tender of any Midwest Shares. No tender of Midwest Shares will be deemed to have been validly made until all defects and irregularities in tenders of Midwest Shares have been cured or waived. None of AirTran, Galena, the exchange agent, the information agent, any dealer manager nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any Midwest Shares or will incur any liability for failure to give any such notification. AirTran and Galena’s interpretation of the terms and conditions of the offer (including the letter of transmittal and instructions thereto) will be final and binding.

If the associated Rights have been distributed, Galena will be entitled to accept for exchange certificates for shares of Midwest common stock prior to receipt of the certificate for the associated Rights and, subject to complying with SEC rules and regulations, withhold payment of all or a portion of the offer consideration until receipt of the Rights certificate or a book entry transfer of such Rights.

IF YOU HAVE ANY QUESTIONS ABOUT THE PROCEDURE FOR TENDERING MIDWEST SHARES, PLEASE CONTACT THE INFORMATION AGENT AT ITS ADDRESS AND TELEPHONE NUMBERS SET FORTH ON THE BACK COVER OF THIS PROSPECTUS AND OFFER TO EXCHANGE.

Announcement of Results of the Offer

AirTran will announce the final results of the offer, including whether all of the conditions to the offer have been fulfilled or waived and whether Galena will accept the tendered Midwest Shares for exchange, no later than four NYSE trading days after expiration date. The announcement will be made by a press release in accordance with applicable NYSE requirements.

Ownership of AirTran After the Offer

Assuming that:

•	all outstanding options to purchase shares of Midwest common stock, of which there were reported to be 3,293,516 as of September 30, 2006, are exercised prior to the expiration of the offer or the consummation of the second-step merger;

•	all outstanding warrants to purchase shares of Midwest common stock, of which there were reported to be 1,571,467 as of September 30, 2006, are exercised prior to the expiration of the offer or the consummation of the second-step merger;

•	no holders of the Midwest Notes elect to convert the Midwest notes into shares of Midwest prior to the expiration of the offer or the consummation of the second-step merger;

•	no holders of AirTran’s 7% Convertible Notes elect to convert such notes into shares of AirTran prior to the expiration of the offer or the consummation of the second-step merger;

•	AirTran exchanges pursuant to the offer or the second-step merger all of the shares of Midwest common stock, which number is assumed to be the sum of (i) 18,868,710, the total number of shares reported to be outstanding on October 23, 2006 (including restricted shares), and (ii) 4,864,983 shares assumed to have been issued pursuant to the exercise of Midwest stock options and warrants; and

•	91,052,844 shares of AirTran common stock are outstanding;

former Midwest shareholders would own in the aggregate 13.3 percent of the outstanding shares of AirTran common stock and approximately 13.1 percent of the total shares of AirTran common stock on a fully diluted basis.

Material U.S. Federal Income Tax Consequences

The following discussion is the opinion of Smith, Gambrell & Russell, LLP, tax counsel to AirTran, as to the material U.S. federal income tax consequences of the offer and second-step merger to Midwest shareholders. This discussion is based on the Code, the related Treasury regulations, administrative interpretations and court decisions, all of which are subject to change, possibly with retroactive effect. Any such change could affect the accuracy of the statements and the conclusions discussed below and the tax consequences of the offer and the second-step merger. This discussion applies only to Midwest shareholders that hold their shares of Midwest common stock, and will hold any shares of AirTran common stock received in exchange for their shares of Midwest common stock, as capital assets within the meaning of Section 1221 of the Code. This discussion does not address all federal income tax consequences of the offer and the second-step merger that may be relevant to particular holders, including holders that are subject to special tax rules. Some examples of holders that are subject to special tax rules are: dealers in securities; financial institutions; insurance companies; tax-exempt organizations; holders of shares of Midwest common stock as part of a position in a “straddle” or as part of a “hedging” or “conversion” transaction; holders who have a “functional currency” other than the U.S. dollar; holders who are foreign persons; holders who own their shares indirectly through partnerships, trusts or other entities that may be subject to special treatment; and holders who acquired their shares of Midwest common stock through stock option or stock purchase programs or otherwise as compensation.

In addition, this discussion does not address any consequences arising under the laws of any state, local or foreign jurisdiction. MIDWEST SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX

ADVISORS AS TO SPECIFIC TAX CONSEQUENCES TO THEM OF THE OFFER AND THE SECOND-

STEP MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS AND OF CHANGES IN APPLICABLE TAX LAWS.

Treatment of the offer and the second-step merger as a reorganization

In the opinion of Smith, Gambrell & Russell, LLP, the offer and the second-step merger will be treated as a single integrated transaction that qualifies as a reorganization within the meaning of Section 368(a) of the Code. This opinion of counsel is given in reliance on customary representations and assumptions as to certain factual matters, including the following:

•	the offer and the second-step merger will take place in accordance with all of the terms and conditions of the offer and the second-step merger as described in this prospectus and offer to exchange without the waiver or modification of any of those terms or conditions,

•	none of AirTran, Midwest, or any related party acquires or redeems, in connection with the offer or the second-step merger, shares of AirTran common stock issued to Midwest shareholders pursuant to the offer or the second-step merger (other than pursuant to an open market stock repurchase program),

•	after the offer and the second-step merger, Galena or another wholly-owned subsidiary of AirTran will continue Midwest’s historic business or will use a significant portion of the Midwest’s historic business assets in a business,

•	the description of Midwest’s business operations set forth in its SEC filings is accurate in all material respects and there will be no material changes in such operations prior to the closing of the second-step merger, and

•	holders of Midwest Shares will receive pursuant to the offer and/or the second-step merger AirTran common stock with a value of at least 40 percent of the value of all Midwest Shares, the value of such AirTran common stock to be determined on the last business day preceding (A) the announcement of the offer or (B) the date of any amendment or modification to the terms of the offer.

AirTran does not intend to obtain a ruling from the Internal Revenue Service with respect to the federal income tax consequences of the offer and the second-step merger. The opinion of counsel will not bind the courts or the Internal Revenue Service, nor will it preclude the Internal Revenue Service from adopting a position contrary to those expressed in the opinion. No assurance can be given that contrary positions will not successfully be asserted by the Internal Revenue Service or adopted by a court if the issues are litigated. In addition, the opinion of counsel is being delivered prior to the consummation of the proposed transaction and therefore is prospective and dependent on future events. No assurance can be given that future legislative, judicial or administrative changes, on either a prospective or retroactive basis, or future factual developments, would not adversely affect the accuracy of the conclusion stated herein. AirTran may amend the terms of the offer in a manner which might cause the transaction not to qualify as a Section 368(a) reorganization. AirTran does not currently intend to do so and, in any event, will not do so without revising the prospectus and offer to exchange and extending the expiration date of the offer as and to the extent required.

The following are the material federal income tax consequences to Midwest shareholders who, consistent with the opinion of counsel referred to above, receive their shares of AirTran common stock and/or cash pursuant to a transaction constituting a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

Consequences to Midwest Shareholders

Midwest shareholders who exchange Midwest Shares for a combination of AirTran common stock and cash pursuant to the offer and/or the second-step merger will recognize gain, but not loss, in the exchange. The gain, if any, recognized will equal the lesser of (a) the amount of cash received in the transaction or (b) the amount of gain realized in the transaction. The amount of gain that is realized in the exchange will equal the excess of

(i) the sum of the cash plus the fair market value of the AirTran common stock received in the exchange over (ii) the tax basis of the Midwest Shares surrendered in the transaction. For this purpose, a Midwest shareholder must calculate gain or loss separately for each identifiable block of Midwest Shares that such shareholder surrenders pursuant to the transaction, and a Midwest shareholder cannot offset a loss realized on one block of such shares against a gain recognized on another block of such shares. Any gain recognized generally will be treated as capital gain, except that the shareholder’s gain could be treated as a dividend if the receipt of the cash has the effect of the distribution of a dividend for United States federal income tax purposes (under Sections 302 and 356 of the Code). The aggregate tax basis in the AirTran common stock received pursuant to the offer and/or the second-step merger (including the basis in any fractional share for which cash is received) will be equal to the aggregate tax basis in the Midwest Shares surrendered in the transactions, decreased by the amount of cash received and increased by the amount of gain, if any, recognized or any amount treated as a dividend. The holding period of the AirTran common stock received in the offer and/or the second-step merger by a holder of Midwest Shares will include the holding period of the Midwest Shares that he or she surrendered in exchange therefor. Cash received and gain realized in connection with the receipt of cash in lieu of a fractional share of AirTran common stock are not taken into account in making the computations of gain realized or recognized and basis in the shares received. Rather, such cash and gain are treated as described below. If an Midwest shareholder has differing tax bases and/or holding periods in respect of the shareholder’s Midwest Shares, the shareholder should consult with a tax advisor in order to identify the tax bases and/or holding periods of the particular shares of AirTran common stock that the shareholder receives.

The Receipt of Cash in Lieu of a Fractional Share

A holder of Midwest Shares who receives cash in lieu of a fractional share of AirTran common stock will generally recognize gain or loss equal to the difference between the amount of cash received and his or her tax basis in the AirTran common stock that is allocable to the fractional share. That gain or loss generally will constitute capital gain or loss.

Consequences to AirTran and Midwest

Neither AirTran nor Midwest will recognize gain or loss as a result of the offer and the second-step merger.

Information Reporting and Backup Withholding

Certain U.S. holders may be subject to information reporting with respect to the cash received in exchange for Midwest Shares, including cash received instead of a fractional share interest in shares of AirTran common stock. U.S. holders who are subject to information reporting and who do not provide appropriate information when requested may also be subject to backup withholding. Any amount withheld under such rules is not an additional tax and may be refunded or credited against such U.S. holders’ federal income tax liability, provided that the required information is properly furnished in a timely manner to the Internal Revenue Service.

Purpose of the Offer; Dissenters’ Rights

Purpose and Structure of the Offer

The purpose of the offer is to acquire control of, and ultimately the entire equity interest in, Midwest. The offer, as the first step in the acquisition of Midwest, is intended to facilitate the acquisition of Midwest. The purpose of the second-step merger of Midwest with and into Galena or another wholly-owned subsidiary of AirTran is for AirTran to acquire all outstanding Midwest Shares not tendered and purchased pursuant to the offer. If the offer is successful, AirTran intends to consummate the second-step merger as promptly as practicable.

If Galena or another wholly owned subsidiary of AirTran owns 90 percent or more of the outstanding shares of Midwest common stock following consummation of the offer, AirTran intends to consummate the second-step merger as a “short-form” merger pursuant to Section 180.1104 of the Wisconsin Business Corporation Law. In

this case, neither the approval of any holder of shares of Midwest common stock (other than AirTran) nor the approval of Midwest’s board of directors would be required. Upon consummation of the second-step merger, the surviving corporation would be a wholly-owned subsidiary of AirTran.

If Galena or another wholly owned subsidiary of AirTran owns less than 90 percent of the outstanding shares of Midwest common stock following the consummation of the offer, AirTran intends to cause Midwest’s board of directors to submit the second-step merger to Midwest’s shareholders for approval at a shareholders’ meeting convened for that purpose in accordance with the Wisconsin Business Corporation Law. If the minimum tender condition, the control share condition, the business combination and fair price condition, the rights redemption condition, and the impairment condition are satisfied, AirTran will, upon consummation of the offer, have sufficient voting power to ensure approval of the second-step merger at the shareholders’ meeting without the affirmative vote of any other shareholder.

In the second-step merger, Midwest shareholders will receive the same consideration available as in the offer, such that, in the aggregate, in the second-step merger, 50 percent of the aggregate Midwest Shares canceled in the merger will be converted into cash and 50 percent of the aggregate Midwest Shares canceled in the second-step merger will be converted into shares of AirTran common stock, subject to adjustments necessary to preserve the status of the offer and the second-step merger as a reorganization under Section 368(a) of the Code. If a holder of Midwest Shares has effectively demanded an appraisal of such shareholder’s Midwest Shares prior to the second-step merger and not withdrawn such demand, such shareholder’s Midwest Shares will be treated as receiving cash in the second-step merger, even if the holder thereof does not subsequently perfect its rights of appraisal.

Dissenters’ Rights

Dissenters’ rights are not available in the offer. Dissenters’ rights are also not available in the second-step merger if the shares of Midwest common stock continue to be traded on the American Stock Exchange or another national securities exchange, referred to as the “listing exclusion.” The listing exclusion may not be available for one or more of the reasons described in “The Offer—Effect of the Offer on the Market for Shares of Midwest Common Stock; American Stock Exchange Listing; Registration Under the Exchange Act; Margin Regulations.” The availability of the listing exclusion will be determined, if the second-step merger requires shareholder approval, on the date fixed to determine the shareholders entitled to notice of and to vote on the second-step merger, or, if the second-step merger takes the form of a short-form merger, on the date AirTran mails a copy or summary of the plan of merger setting forth the terms of the short-form merger to the shareholders of Midwest. If shareholder approval of the second-step merger is required and the listing exclusion is not available, holders of shares of Midwest common stock who do not vote in favor of the second-step merger and who comply with applicable statutory procedures under the Wisconsin Business Corporation Law will be entitled to receive a judicial determination and payment in cash of the “fair value” of their shares of Midwest common stock. If AirTran obtains sufficient shares of Midwest common stock to consummate a short-form merger without shareholder approval and the listing exclusion is not available, holders of shares of Midwest common stock otherwise entitled to the merger consideration who comply with applicable statutory procedures under the Wisconsin Business Corporation Law will be entitled to receive a judicial determination and payment in cash of the “fair value” of their shares of Midwest common stock. “Fair value” in either instance will be the value of a dissenter’s shares of Midwest common stock immediately before the merger (excluding any appreciation or depreciation in anticipation of the merger, unless such exclusion would be inequitable). The value of shares of Midwest common stock determined in a dissent proceeding could be the same as, or more or less than, the value of the consideration per share offered pursuant to the offer or proposed to be paid in the second-step merger.

The Wisconsin Control Share Statute, which is Section 180.1150 of the Wisconsin Business Corporation Law, provides that, unless otherwise provided in its articles of incorporation or otherwise specified by the board of directors, and subject to a number of exceptions for shares acquired in particular circumstances, the voting power of shares of a resident domestic corporation, such as Midwest, held by any person in excess of 20 percent of the voting power is limited to 10 percent of the voting power the excess shares would otherwise have. Full voting power may be restored if a majority of the voting power of shares represented at a meeting, including those held by the party seeking restoration, are voted in favor of restoration. See the section captioned “The Offer—Certain Legal Matters; Regulatory Approvals.” Under appropriate circumstances, AirTran may decide to ask Midwest’s shareholders to approve the restoration of AirTran’s or Galena’s right to vote shares of Midwest common stock that are acquired in the offer. No dissenter’s rights are available in connection with any such restoration.

THE FOREGOING SUMMARY OF THE RIGHTS, IF ANY, OF DISSENTING SHAREHOLDERS DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SECTIONS 180.1301 THROUGH 180.1331 OF THE WISCONSIN BUSINESS CORPORATION LAW. FAILURE TO FOLLOW THE STEPS THAT SECTIONS 180.1301 THROUGH 180.1331 REQUIRES FOR PERFECTING DISSENTERS’ RIGHTS, IF ANY, MAY RESULT IN THE LOSS OF THOSE RIGHTS.

Plans for Midwest

In connection with the offer, AirTran has reviewed and will continue to review various possible business strategies that it might consider in the event that it acquires control of Midwest, whether pursuant to the offer, the second-step merger or otherwise. Following a review of additional information regarding Midwest, these changes could include, among other things, changes in Midwest’s business, operations, personnel, employee benefit plans, corporate structure, capitalization and management.

Delisting and Termination of Registration

In addition, once the offer is consummated, if Midwest qualifies for termination of registration under the Exchange Act, AirTran intends to cause Midwest to file applications to withdraw the Midwest common stock from listing on the American Stock Exchange and to terminate the registration of Midwest common stock under the Exchange Act. Midwest common stock could also be delisted from the American Stock Exchange independently of the offer or as a result of the offer without action by AirTran. See the section captioned “The Offer—Effect of the Offer on the Market for Shares of Midwest Common Stock; American Stock Exchange Listing; Registration Under the Exchange Act; Margin Regulations.”

Amendment of Midwest Notes

AirTran intends to seek amendments to the Midwest notes either through private negotiations with the holders of the Midwest notes or through a consent solicitation. In connection with any such amendments, AirTran or its designee may decide pay to holders who agree to such amendments or who tender their consents with respect to the amendment of the Midwest notes, consideration reasonably calculated by AirTran, after consultation with AirTran’s financial advisors, necessary to obtain the consent of the holders of two-thirds of the aggregate principal amount of the outstanding Midwest notes.

The proposed amendments to the Midwest notes and related documents including a security agreement would:

(a) eliminate certain restrictive and other covenants, including, but not limited to, the obligation to file periodic reports with the SEC, limitations on the incurrence of additional indebtedness (including guarantees), limitations on dividends and other restricted payments, limitations on restrictions on distributions, limitations on sales of assets and subsidiary stock, limitations on transactions with affiliates, limitations on the sale or issuance of the stock of restricted subsidiaries, required purchase offers upon a change of control, limitations on liens, limitations on sale/leaseback transactions, and limitations on capital expenditures;

(b) eliminate certain restrictions on the ability of Midwest to consolidate with, or merge with or into, any other person, or to convey, transfer, sell or lease all or substantially all of its assets to any person, including requirements relating to the absence of any defaults, the ability of Midwest to incur debt, and the delivery of officers’ certificates and opinions of counsel; and

(c) eliminate events of default that would arise from a breach of the covenants referred to in clause (a) above, and eliminate cross defaults, cross acceleration defaults and judgment defaults.

Any obligation to pay for consents with respect to the Midwest notes would be subject to usual and customary conditions including:

•	there being the valid agreement of at least two-thirds of the aggregate principal amount of the outstanding Midwest notes;

•	execution by Midwest and the other necessary parties to the Midwest notes and related agreements of supplemental agreements adopting the amendments to the Midwest notes and related documentation;

•	consummation of this offer; and

•	the absence of any threatened or pending action or proceeding before any court or governmental authority that has a reasonable probability of success which would prevent private negotiation or a consent solicitation with respect to the amendment of the Midwest notes and related documents pursuant to any such negotiation or consent solicitation or the consummation of any of the transactions contemplated thereby, or any lawsuit, legal proceeding or claim pending that would reasonably be expected to succeed, and, if successful, would prevent the performance of any such negotiation or consent solicitation or the consummation of any of the transactions contemplated thereby, or declare unlawful the transactions contemplated thereby or cause such transactions to be rescinded.

AirTran has only limited information with respect to the identity of the holders of the Midwest notes. Accordingly, holders of Midwest notes are encouraged to provide their contact information to the information agent for this offer.

Effect of the Offer on the Market for Shares of Midwest Common Stock; American Stock Exchange Listing; Registration Under the Exchange Act; Margin Regulations

Effect of the Offer on the Market for the Shares of Midwest Common Stock

According to Midwest’s annual report on Form 10-K for the fiscal year ended December 31, 2005, there were 866 holders of record of Midwest common stock as of December 31, 2005. The tender of shares of Midwest common stock pursuant to the offer will reduce the number of holders of Midwest common stock and the number of shares of Midwest common stock that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining shares of Midwest common stock held by the public. The extent of the public market for Midwest common stock and the availability of quotations reported in the over-the-counter market depends upon the number of shareholders holding Midwest common stock, the aggregate market value of the shares remaining at such time, and the interest of maintaining a market in the shares on the part of any securities firms and other factors.

American Stock Exchange Listing

The shares of Midwest common stock are listed on the American Stock Exchange. Depending upon the number of shares of Midwest common stock purchased pursuant to the offer and the aggregate market value of any shares of Midwest common stock not purchased pursuant to the offer, Midwest common stock may no longer meet the standards for continued listing on the American Stock Exchange and may be delisted from the American Stock Exchange. The published guidelines of the American Stock Exchange indicate that it would consider delisting the shares of Midwest common stock if, among other things, the number of round lot holders of Midwest common stock falls below 300, the number of publicly held shares of Midwest common stock falls below 200,000 or the market value of publicly held shares of Midwest common stock falls below $1,000,000 for more than 90 consecutive days. If Midwest common stock is delisted from the American Stock Exchange, the market for Midwest common stock could be adversely affected as described above. If Midwest common stock is not delisted prior to the second-step merger, then Midwest common stock will cease to be listed on the American Stock Exchange upon consummation of the second-step merger.

Registration Under Exchange Act

Based upon Midwest’s public filings with the SEC, AirTran believes that Midwest common stock is currently registered under the Exchange Act. This registration may be terminated upon application by Midwest to the SEC if Midwest common stock is not listed on a “national securities exchange” and there are fewer than 300 record holders. Termination of registration would substantially reduce the information required to be furnished by Midwest to holders of Midwest common stock and to the SEC, and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement in connection with shareholders’ meetings and the requirements of Exchange Act Rule 13e-3 with respect to “going private” transactions, no longer applicable to Midwest common stock. In addition, “affiliates” of Midwest and persons holding “restricted securities” of Midwest may be deprived of the ability to dispose of their securities pursuant to Rule 144 under the Securities Act. If registration of Midwest common stock is not terminated prior to the second-step merger, then the registration of Midwest common stock under the Exchange Act will be terminated upon consummation of the second-step merger.

Margin Regulations

AirTran believes that Midwest common stock is currently a “margin security” under the regulations of the Board of Governors of the Federal Reserve System, which has the effect, among other things, of allowing brokers to extend credit on the collateral of the shares of Midwest common stock. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, following the offer, Midwest common stock might no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which event such shares of Midwest common stock could no longer be used as collateral for loans made by brokers.

Conditions of the Offer

AirTran’s and Galena’s obligation to exchange shares of AirTran common stock and cash for Midwest Shares pursuant to the offer is subject to several conditions referred to below under the section captioned “The Offer—Conditions of the Offer,” including the following:

•	the “minimum tender condition”—there shall have been validly tendered and not properly withdrawn prior to the expiration of the offer, that number of Midwest Shares representing, together with the shares owned by AirTran, Galena and AirTran’s other affiliates, at least a majority of the total voting power of all of the outstanding securities of Midwest entitled to vote generally in the election of directors or in a merger, calculated on a fully diluted basis, including, without limitation, all shares of Midwest common stock issuable upon the exercise of any options, warrants or other rights and upon the conversion of any Midwest securities, including, without limitation, the Midwest notes as defined below, but excluding the Rights issued pursuant to the Midwest rights agreement, in each case, immediately prior to the expiration date;

•	the “rights redemption condition”—AirTran must be satisfied, in its sole discretion, that the board of directors of Midwest has redeemed the Series A Junior Participating Preferred Stock Purchase Rights issued pursuant to the rights agreement dated February 15, 2006 between Midwest Air Group, Inc. and American Stock Transfer & Trust Company, referred to in this prospectus and offer to exchange as the “Rights Agreement,” or that such rights have been invalidated or are otherwise inapplicable to the offer and the second-step merger and that none of the Series A Junior Participating Preferred Stock is outstanding;

•	the “impairment condition”—Midwest shall not have entered into or effectuated any agreement or transaction with any person or entity contemplating a fleet expansion or a merger or acquisition with respect to Midwest or any of its subsidiaries otherwise having the effect of impairing AirTran’s ability to acquire Midwest or that would materially adversely affect the expected economic value to AirTran of the acquisition of Midwest;

•	the “regulatory condition”—any waiting periods under applicable antitrust laws shall have expired or terminated;

•	the “NYSE condition”—the shares of AirTran common stock to be issued to Midwest shareholders in the offer shall have been authorized for listing on the New York Stock Exchange, or NYSE, without any requirement for AirTran under applicable NYSE rules to obtain shareholder approval, subject to official notice of issuance;

•	the “control share condition”—AirTran must be satisfied, in its good faith discretion, that the control share provisions contained in Section 180.1150(2) of the Wisconsin Business Corporation Law, referred to in this prospectus and offer to exchange as the “Wisconsin Control Share Statute,” do not apply to the Midwest Shares to be acquired pursuant to the offer or are invalid or the shareholders of Midwest must have approved full voting rights for all of the Midwest Shares to be acquired by AirTran and/or Galena pursuant to the offer under the Wisconsin Control Share Statute unless such approval would be mathematically assured based on the number of Midwest Shares validly tendered and not properly withdrawn immediately prior to the expiration of the offer;

•	the “business combination and fair price condition”—AirTran must be satisfied, in its sole discretion, that, after consummation of the offer, the provisions contained in Sections 180.1130 through 180.1133 of the Wisconsin Business Corporation Law, referred to in this prospectus and offer to exchange as the “Wisconsin Fair Price Statute,” and Sections 180.1140 through 180.1144 of the Wisconsin Business Corporation Law, referred to in this prospectus and offer to exchange as the “Wisconsin Business Combination Statute,” will not be applicable to the offer or the second-step merger, and that the supermajority and fair price provisions of article eight of Midwest’s articles of incorporation shall have been or rendered inapplicable to the offer, the second-step merger and the acquisition of Midwest Shares pursuant to the offer and any second-step merger; and
•	the “registration statement condition”—the registration statement of which this prospectus is a part shall have become effective under the Securities Act of 1933, as amended, referred to in this prospectus as the “Securities Act,” no stop order suspending the effectiveness of the registration statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC, and AirTran shall have received all necessary state securities law or “blue sky” authorizations.

Notwithstanding any other provision of the offer, AirTran and Galena shall not be required to accept for exchange or exchange any Midwest Shares, may postpone the acceptance for exchange of, or exchange of, tendered Midwest Shares, and may, in their respective sole discretion, terminate or amend the offer as to any Midwest Shares not then exchanged (i) if at the expiration date, any of the minimum tender condition, the impairment condition, the regulatory condition, the NYSE condition, the control share condition, the business combination and fair price condition, and the registration statement condition has not been satisfied or, in the case of the minimum tender condition, the rights redemption condition, the NYSE condition, the control share condition, and the business combination and fair price condition, are not satisfied or waived, or (ii) if at or, in the case of clauses (a) or (b) below, after the expiration date, any of the following conditions are not satisfied or, in the case of clause (c), waived:

(a) There shall not have been any law or contractual agreement of Midwest which, directly or indirectly:

(i) prohibits, or imposes any material limitations on, AirTran’s ownership or operation (or that of any of its respective subsidiaries or affiliates) of any portion of its businesses or assets or any material portion of Midwest’s businesses or assets, or compels AirTran (or its respective subsidiaries or affiliates) to dispose of or hold separate any material portion of its assets or any material portion of Midwest’s business or assets;

(ii) prohibits, restrains or makes or seeks to make illegal the acceptance for exchange, payment for or purchase of Midwest Shares pursuant to the offer or the consummation of the second-step merger or that would impose material damages in connection therewith;

(iii) imposes material limitations on the ability of AirTran (or any of its respective subsidiaries or affiliates) effectively to acquire or to hold or to exercise full rights of ownership of the Midwest Shares purchased pursuant to the offer including, without limitation, the right to vote the shares of Midwest common stock on all matters properly presented to Midwest’s shareholders;

(iv) imposes limitations on the ability of AirTran (or any of its respective subsidiaries or affiliates) effectively to control in any material respect any material portion of the business, assets, liabilities, capitalization, shareholders’ equity, condition (financial or otherwise), licenses or franchises or results of operations of Midwest and its subsidiaries taken as a whole;

(v) seeks to require a material divestiture by AirTran or any affiliate of AirTran of any Midwest Shares; or

(vi) imposes or seeks to impose any material condition to the offer in addition to the conditions set forth elsewhere in the offer.

As used in this prospectus, “law” means any supranational, federal, state, local or foreign law, rule, regulation, judgment, code, ruling, statute, order, decree, injunction, ordinance or other legal requirement (including any arbitral decision or award);

(b) There shall not be threatened or pending any action or proceeding by any governmental authority before any court or governmental authority that has a reasonable probability of success seeking any of the results described in clauses (i) through (vi) of paragraph (a) above;

(c) There shall not be threatened or pending any action or proceeding by any other person or entity other than a governmental authority before any court or governmental authority that has a reasonable probability of success seeking any of the results described in clauses (i) through (vi) of paragraph (a) above; and

(d) AirTran shall not have reached an agreement or understanding with Midwest providing for termination of the offer or postponing the payment for the Midwest Shares thereunder, and neither AirTran nor any affiliate of AirTran shall have entered into a definitive agreement or announced an agreement in principle with Midwest providing for a merger or other business combination with Midwest or the purchase of securities or assets of Midwest.

The satisfaction or existence of any of the conditions to the offer will be determined by AirTran and Galena in their good faith discretion. These conditions are for the sole benefit of AirTran and Galena and may be asserted by AirTran and Galena regardless of the circumstances giving rise to any of these conditions or may be waived (to the extent legally permissible) by AirTran in whole or in part at any time and from time to time in its sole discretion. The failure by AirTran or Galena at any time to exercise any of these rights shall not be deemed a waiver of any of these rights; the waiver of any of these rights with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each of these rights shall be deemed an ongoing right that may be asserted at any time and from time to time. Any determination by AirTran or Galena concerning the events described in this section captioned “The Offer—Conditions of the Offer” will be final and binding on all parties.

Dividends and Distributions

If on or after the date of this prospectus, Midwest:

(a) splits, combines or otherwise changes its shares of common stock or its capitalization,

(b) acquires shares of its common stock or otherwise causes a reduction in the number of outstanding shares,

(c) issues or sells any additional shares of its common stock (other than shares issued pursuant to and in accordance with the terms in effect on the date of this prospectus of employee stock options outstanding prior to such date), shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights, or warrants, conditional or otherwise, to acquire, any of the foregoing, or

(d) discloses that it has taken such action,

then, without prejudice to the rights of AirTran and Galena under the section captioned “The Offer—Extension, Termination and Amendment” and “The Offer—Conditions of the Offer,” either of AirTran or Galena may, in its sole discretion, make such adjustments in the purchase price and other terms of the offer and the proposed merger as it deems appropriate including, without limitation, the number or type of securities to be purchased.

Certain Legal Matters; Regulatory Approvals

General

AirTran is not aware of any governmental license or regulatory permit that appears to be material to Midwest’s business that might be adversely affected by AirTran’s acquisition of shares of Midwest’s common stock pursuant to the offer or, except as described below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for AirTran’s acquisition or ownership of shares of Midwest common stock through Galena pursuant to the offer. Should any of these approvals or other actions be required, AirTran currently contemplates that these approvals or other actions will be sought. There can be no assurance that any of these approvals or other actions, if needed, will be obtained (with or without substantial conditions) or that if these approvals were not obtained or these other actions were not taken adverse consequences might not result to Midwest’s business or certain parts of Midwest’s or AirTran’s, or any of their respective subsidiaries’, businesses might not have to be disposed of or held separate, any of which could cause AirTran to elect to terminate the offer without the purchase of Midwest Shares under the offer. The obligation of AirTran and Galena under the offer to accept for exchange and pay for Midwest Shares is subject to certain conditions. See the section captioned “The Offer—Conditions of the Offer.”

Antitrust

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, referred to in this prospectus as the “HSR Act,” and the rules that have been promulgated thereunder by the Federal Trade Commission, or “FTC,” certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice, (referred to in this prospective as the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The purchase of Midwest Shares pursuant to the offer is subject to such requirements.

Pursuant to the HSR Act, AirTran and Galena intends to file one business day after the filing of the registration statement, of which this prospectus and offer to exchange is a part, a Premerger Notification and Report Form in connection with the purchase of Midwest Shares pursuant to the offer with the Antitrust Division and the FTC. Under the provisions of the HSR Act applicable to the offer, the purchase of Midwest Shares pursuant to the offer may not be consummated until the expiration of a 30-calendar day waiting period following the filing of the Premerger Notification and Report Form by AirTran, unless such waiting period is earlier terminated by the FTC and the Antitrust Division or extended by a request from the FTC or the Antitrust Division for additional information or documentary material prior to the expiration of the waiting period. AirTran and Galena will make a request pursuant to the HSR Act for early termination of the waiting period applicable to the offer. There can be no assurance, however, that the 30-day HSR Act waiting period will be terminated early. If either the FTC or the Antitrust Division were to request additional information or documentary material from AirTran with respect to the offer, the waiting period with respect to the offer would expire at 11:59 p.m., New York City time, on the tenth calendar day after the date of compliance with such request. Thereafter, the waiting period could be extended only by court order or as agreed to by AirTran. If the acquisition of Midwest Shares is delayed pursuant to a request by the FTC or the Antitrust Division for additional information or documentary material pursuant to the HSR Act, the offer may, but need not, be extended and, in any event, the purchase of and payment for Midwest Shares will be deferred until ten days after the request is complied with, unless the waiting period is sooner terminated by the FTC and the Antitrust Division. Only one extension of such waiting period pursuant to a request for additional information is authorized by the HSR Act and rules promulgated thereunder, except by court order. Any such extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. It is a condition to the offer that all waiting periods under applicable antitrust laws, including the HSR Act, expire or be terminated.

Midwest Shares will not be accepted for exchange or paid for pursuant to the offer until the expiration or earlier termination of the applicable waiting period under the HSR Act. See the section captioned “The Offer—Conditions of the Offer.” Subject to certain circumstances described in the section captioned “The Offer—Extension; Termination and Amendment,” any extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. See “The Offer—Withdrawal Rights.”

The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as AirTran’s acquisition of Midwest Shares pursuant to the offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Midwest Shares pursuant to the offer or seeking divestiture of the Midwest Shares so acquired or divestiture of material assets of AirTran, Midwest or their respective subsidiaries. Private parties (including individual states) may also bring legal actions under federal or state antitrust laws. Based on an examination of the publicly available information relating to the businesses in which Midwest is engaged, AirTran does not believe that the consummation of the offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See the section captioned “The Offer—Conditions of the Offer” for certain conditions to the offer, including conditions with respect to litigation and certain governmental actions.

DOT Review

Section 7 of the Clayton Act, 15 U.S.C. §§ 12-27, 29 U.S.C. §§ 52-53, prohibits mergers and acquisitions that may substantially lessen competition or create a monopoly. While the United States Department of Justice enforces this statute, including with respect to the aviation industry, the Competition and Policy Analysis Division of the United States Department of Transportation conducts its own competitive analysis of proposed mergers and acquisitions and submits its views to the Justice Department. In the course of such reviews, it may examine not only historical data but also utilize forecasting models to project the competitive and structural effects of changes on airline services and fares from mergers, acquisitions, and other transactions. The views of the Transportation Department are not binding on the Justice Department. The Department of Transportation does exercise jurisdiction over the transfer of international operating authority in conjunction with airline acquisitions as well as ensuring that the acquiring entity meets the Department’s citizenship and fitness requirements to be a U.S. certificated air carrier. Although the DOT monitors on a regular basis the operations and financial conditions of all licensed U.S. airlines to ensure that they continue to be “ fit “ to hold their operating authority and to serve the U.S. public, because AirTran Airways is an existing certificated U.S. carrier and because the operating subsidiaries of Midwest do not, to AirTran’s knowledge, have any international operating authority, review of the offer and any second-step merger by the Department of Transportation is expected to be limited to the conduct of the competition analysis described above.

FAA Review

A change in control of Midwest and the second-step merger will result in operational changes requiring the approval of the FAA to ensure continued compliance with Title 14 of the Code of Federal Regulations and safe operating practices. AirTran Airways, as the controlling and intended surviving FAA operating certificate holder will need to develop a transition plan outlining adjustments to items such as certificates, operations specifications, manuals, training programs, maintenance programs, recordkeeping procedures, and methods or procedures to be used to ensure continued compliance. Until such time as the transition plan is accepted by the FAA and the plan’s actions are implemented, operations will be conducted in accordance with the pre-merger FAA operating certificates of each carrier. During this transition period, the appropriate certificate management office will implement a program of increased surveillance of all operations conducted by the controlling certificate holder.

Wisconsin Control Share Statute

The Wisconsin Control Share Statute, which is Section 180.1150 of the Wisconsin Business Corporation Law, provides that, unless otherwise provided in its articles of incorporation or otherwise specified by the board of directors, and subject to a number of exceptions for shares acquired in particular circumstances, the voting power of shares of a resident domestic corporation, such as Midwest, held by any person in excess of 20 percent of the voting power is limited to 10 percent of the voting power the excess shares would otherwise have.

An interested person may request, by delivering a form of shareholder’s resolution under Wisconsin Statutes § 180.1150(4) to the corporation, that the directors call a special meeting of shareholders for the purpose of considering the voting rights restoration. Full voting power may be restored if a majority of the voting power of shares represented at a meeting, including those held by the party seeking restoration, are voted in favor of the restoration.

The Wisconsin Control Share Statute does not apply if the articles of incorporation of a resident domestic corporation or the board of directors of a resident domestic corporation by the affirmative vote of a majority of the board of directors (or such greater number of directors as may be specified by the corporation in its articles of incorporation or bylaws) expressly provide that said provisions do not apply. Midwest’s articles of incorporation and bylaws currently do not exclude it from application of the restrictions imposed by such provisions. The control share condition would be satisfied if Midwest’s articles of incorporation were amended or if the Midwest board of directors by the vote of the appropriate number of the members of its board of directors (currently 5 of 8 directors) were to take action such that the provisions of the Wisconsin Control Share Statute do not apply to Midwest, or if AirTran, in its sole discretion, were satisfied that the Wisconsin Control Share Statute was invalid or its restrictions were otherwise inapplicable to AirTran and Galena in connection with the offer and the second-step merger for any reason, including, without limitation, those specified in the Wisconsin Control Share Statute. The control share condition would also be satisfied if a sufficient number of shares of Midwest common stock have been validly tendered and not properly withdrawn prior to the expiration of the offer so that AirTran and Galena could be assured that full voting power of such shares would be restored at a special meeting called for such purpose. AirTran believes that it could restore the full voting power of such shares if at least 75 percent of all of the outstanding securities of Midwest entitled to vote generally in the election of directors or in a merger, calculated on a fully diluted basis (including without limitation all shares of Midwest common stock issuable upon the exercise of any options, warrants or other rights or upon the conversion of any Midwest securities, including without limitation the Midwest notes; but excluding the Rights issued pursuant to the Rights Agreement) were validly tendered and not properly withdrawn immediately prior to the expiration of the offer.

AirTran and Galena may decide to deliver to Midwest, pursuant to the provisions of the Wisconsin Control Share Statute, a form of shareholder resolution relating to the offer and the second-step merger, together with a demand that a special meeting of Midwest’s shareholders be called at which shareholders would be asked to restore full voting rights for all shares of Midwest common stock currently owned by AirTran, Galena or their affiliates or to be acquired pursuant to the offer or otherwise acquired by AirTran. Pursuant to the Wisconsin Control Share Statute and the terms of a demand for the special meeting, if any, delivered by AirTran, Galena or their affiliates, the special meeting must be called within ten days, and must be held no sooner than 30 days and no later than 50 days, after the receipt by Midwest of the demand that the special meeting be held.

In the event a special meeting with respect to the Wisconsin Control Share Statute or the transactions contemplated by this offer is called, AirTran and Galena intend to solicit proxies from the shareholders of Midwest with respect to the special meeting, unless AirTran is satisfied, in its sole discretion, that the Wisconsin Control Share Statute is not applicable to AirTran, Galena or their affiliates and the transactions contemplated in the offer and determines not to proceed with the procedures set forth in the Wisconsin Control Share Act with respect to the special meeting. The grant of a proxy with respect to any special meeting is not a condition to the tender of shares of Midwest common stock into the offer.

The tender of shares into the offer does not constitute the grant of a proxy, consent or authorization for or with respect to any annual or special meeting of Midwest’s shareholders.

AirTran believes that, if the control share condition is satisfied, the Wisconsin Control Share Statute will not be an impediment to consummating the second-step merger.

This summary of the Wisconsin control share restrictions does not purport to be complete and is qualified in its entirety by reference to Section 180.1150 of the Wisconsin Business Corporation Law.

Wisconsin Business Combination Statute

Sections 180.1140 to 180.1144 of the Wisconsin Business Corporation Law prohibit certain “business combinations” between a “resident domestic corporation,” such as Midwest, and an “interested shareholder” within three years after the time such person becomes an interested shareholder, unless the business combination or the acquisition of such stock has been approved before the stock acquisition date by the corporation’s board of directors. After such three-year period, a business combination with the interested shareholder may be consummated only with the approval of the holders of a majority of the voting stock not beneficially owned by the interested shareholder at a meeting called for that purpose, unless the business combination satisfies certain adequacy-of-price standards intended to provide a fair price for shares held by disinterested shareholders.

For purposes of Sections 180.1140—180.1144 of the Wisconsin Business Corporation Law:

The term “business combination” means:

(a) any merger or plan of exchange of the resident domestic corporation or any subsidiary of the resident domestic corporation with (i) the interested shareholder or (ii) any other corporation if after the merger or plan of exchange the corporation would be an affiliate or associate of an interested shareholder;

(b) any sale, lease, exchange, mortgage, pledge, transfer or other disposition, in one transaction or a series of transactions to or with the interested shareholder, whether as part of a dissolution or otherwise, of assets of the resident domestic corporation or of any direct or indirect majority-owned subsidiary of the resident domestic corporation where the (1) assets have an aggregate market value equal to 5 percent or more of either the aggregate market value of all the assets of the resident domestic corporation determined on a consolidated basis; (2) have an aggregate market value equal to 5 percent or more of the aggregate market value of all the outstanding stock of the resident domestic corporation; or (3) represent at least 10 percent of the earning power or income of the resident domestic corporation determined on a consolidated basis;

(c) subject to certain exceptions, any transaction which results in the issuance or transfer by the resident domestic corporation or by any direct or indirect majority-owned subsidiary of the resident domestic corporation in one transaction or a series of transaction of any shares of the resident domestic corporation or of any such subsidiary to the interested shareholder where the shares have an aggregate market value equal to 5 percent or more of the aggregate market value of all of the outstanding stock of the resident domestic corporation;

(d) any transaction involving the resident domestic corporation or any direct or indirect majority-owned subsidiary of the resident domestic corporation that has the effect, directly or indirectly, of increasing the proportionate share of any class or series of voting stock, or securities convertible into the shares of any class or series, of voting stock of the resident domestic corporation or of any such subsidiary that is owned by the interested shareholder, except as a result of immaterial changes due to fractional share adjustments or other limited exceptions or redemption; or

(e) any receipt by the interested shareholder of the benefit, directly or indirectly, except proportionately as a shareholder of such resident domestic corporation, of any loans, advances, guarantees, pledges or other financial benefits or tax credit or tax advantage, other than those expressly permitted in paragraphs (a) to (d), provided by or through the resident domestic corporation or any direct or indirect majority-owned subsidiary.

The term “interested shareholder,” subject to limited exceptions, means:

(a) any person, other than the resident domestic corporation and any direct or indirect majority-owned subsidiary of the resident domestic corporation, that (1) is the owner of shares representing 10 percent or more of the outstanding voting power of the outstanding voting stock of the resident domestic corporation or (2) is an affiliate or associate of the resident domestic corporation and was the owner of shares representing 10 percent or more of the outstanding voting power of the outstanding voting stock of the resident domestic corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether the person is an interested shareholder; and

(b) the affiliates and associates of a person described in paragraph (a).

The term “resident domestic corporation” means a public Wisconsin corporation that, as of the stock acquisition date in question, has:

(a) its principal offices located in Wisconsin;

(b) significant business operations located in Wisconsin;

(c) more than 10 percent of the holders of record of its stock who are residents of Wisconsin; or

(d) more than 10 percent of its shares held of record by residents of Wisconsin.

The Wisconsin Business Combination Statute will not restrict AirTran’s ability to consummate the merger if Midwest’s board of directors approves the second-step merger or the offer prior to consummation of the offer.

This summary of the Wisconsin Business Combination Statute does not purport to be complete and is qualified in its entirety by reference to Sections 180.1140 through 180.1144 of the Wisconsin Business Corporation Law.

Wisconsin Fair Price Statute

Sections 180.1130 through 180.1134 of the Wisconsin Business Corporation Law provide generally that in addition to the vote otherwise required by law or the articles of incorporation of a resident domestic corporation, such as Midwest, certain business combinations not meeting certain fair price standards specified in the statute must be approved by the affirmative vote of at least (i) 80 percent of the votes entitled to be cast by the outstanding voting shares of the corporation, and (ii) 66 2/3 percent of the votes entitled to be cast by the holders of voting shares other than voting shares beneficially owned by a “significant shareholder” or an affiliate or associate thereof who is a party to the transaction. “Significant shareholder” is defined generally to mean a person that is the beneficial owner of 10 percent or more of the voting power of the outstanding voting shares of the resident domestic corporation. These statute sections also restrict the repurchase of shares and the sale of corporate assets by a resident domestic corporation in response to a takeover offer.

AirTran believes that, if the business combination and fair price condition is satisfied, the Wisconsin Business Combination Statute and Wisconsin Fair Price Statute will not be an impediment to consummating the merger.

This summary of the fair price and related statutes does not purport to be complete and is qualified in its entirety by reference to Sections 180.1130-180.1134 of the Wisconsin Business Corporation Law.

Wisconsin Corporate Take-Over Law

Because Midwest is incorporated in Wisconsin and has significant assets located in the state, Midwest may be considered a “target company” under Chapter 552 of the Wisconsin Statutes, the Wisconsin Corporate Take-Over Law. The Wisconsin Corporate Take-Over Law makes it unlawful, in certain circumstances, for any person to make a “takeover offer” involving a target company in Wisconsin, or to acquire any equity securities of such a target company pursuant to the takeover offer, unless a registration statement has been filed with the Wisconsin Division of Securities 10 days prior to the commencement of the takeover offer and has become effective or such takeover offer is exempted by rule or order of the Division. The Wisconsin Corporate Take-Over Law also imposes certain reporting and filing requirements on persons making such a takeover offer and makes unlawful certain fraudulent and deceptive practices, all of which provisions may be applicable to the offer. The applicability of the Wisconsin Corporate Take-Over Law depends, in part, upon the percentage of outstanding

Midwest Shares held of record by residents of Wisconsin, which is not determinable with certainty from publicly available information. AirTran and Galena have obtained from the Wisconsin Division of Securities a conditional exemption order permitting the offer to be made without prior registration, provided that no Midwest Shares are purchased or taken up pursuant to the offer unless a registration statement under Chapter 552 is effective, or such registration is found not to be required, after the information necessary to make this determination is obtained from Midwest. If it is found that compliance is required, AirTran and Galena presently intend to comply with the Wisconsin Corporate Take-Over Law, including making any required filings. AirTran and Galena both have reserved their rights to challenge the constitutionality of the Wisconsin Corporate Take-Over Law or its applicability to them.

This summary of the Wisconsin Corporate TakeOver Law does not purport to be complete and is qualified in its entirety by reference to Chapter 552 of the Wisconsin statutes.

Other State Takeover Statutes

In addition to Wisconsin, a number of other states have adopted laws and regulations that purport to be applicable to attempts to acquire securities of corporations that are incorporated, or have substantial assets, shareholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In 1982, in Edgar v. MITE Corp. , the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America , the Supreme Court held that the State of Indiana may, as a matter of corporate law, and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquirer from voting on the affairs of a target corporation without the prior approval of the remaining shareholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of shareholders in the state and were incorporated there. Subsequently, in TLX Acquisition Corp. v. Telex Corp. , a federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma because they would subject those corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds , a federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a federal district court in Florida held, in Grand Metropolitan P.L.C. v. Butterworth , that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

Midwest conducts business in a number of states throughout the United States, some of which have enacted takeover laws. Except as described in this prospectus and offer to exchange, neither AirTran nor Galena has attempted to comply with any state takeover statutes in connection with the offer or the merger. Should any person seek to apply any state takeover law, AirTran and Galena will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover laws is applicable to the offer or the second-step merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the offer or the merger, AirTran and Galena might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, AirTran and Galena might be unable to accept for exchange any Midwest Shares tendered pursuant to the offer or be delayed in continuing or consummating the offer or the second-step merger. In this case, AirTran and Galena may not be obligated to accept for exchange any Midwest Shares tendered.

“Going Private” Transactions

Rule 13e-3 under the Exchange Act is applicable to certain “going private” transactions and may under certain circumstances be applicable to the second-step merger. AirTran does not believe that Rule 13e-3 will be applicable to the second-step merger unless the merger is consummated more than one year after the termination of the offer. If applicable, Rule 13e-3 would require, among other things, that certain financial information concerning Midwest and certain information relating to the fairness of the second-step merger and the consideration offered to minority shareholders be filed with the SEC and distributed to minority shareholders before the consummation of the second-step merger.

The securities regulations of the State of Wisconsin (Wisconsin Administrative Code Section DFI-Sec 6.05) contain provisions that under certain circumstances may require a filing in connection with the fairness of certain “going private” transactions. AirTran and Galena believe such provisions are not applicable to the offer or the second-step merger.

Relationships With Midwest

As of the date of the offer, AirTran beneficially owns 200 shares of Midwest common stock, representing less than 1 percent of the outstanding shares of Midwest common stock. On January 10, 2007, two wholly-owned subsidiaries of AirTran each purchased 100 shares of Midwest common stock at $11.99 per share through ordinary brokerage transactions on the open market (all of which shares are owned beneficially and of record by such subsidiaries of AirTran). With the exception of the foregoing, AirTran has not effected any transaction in securities of Midwest in the past 60 days. Except as set forth in the offer, to AirTran’s knowledge, after reasonable inquiry, none of the persons listed on Schedule I and Schedule II hereto, nor any of their respective associates or majority-owned subsidiaries, beneficially owns or has the right to acquire any securities of Midwest or has effected any transaction in securities of Midwest during the past 60 days.

Nominations to the Midwest Board of Directors; Proxy Contest

If AirTran and Galena elect not to pursue a negotiated transaction, or if AirTran and Midwest are unable to agree upon a negotiated transaction, AirTran or Galena or another affiliate of AirTran may elect to propose nominees for each director whose term is expiring or whose seat is to be filled at the next annual (or any special) meeting of the shareholders of Midwest. Any such nominations would be made on or before February 6, 2007. Information regarding any AirTran nominees and a description of their direct or indirect interests in any solicitation, by security holdings or otherwise, will be contained in a Form 425 filed by AirTran with the SEC. AirTran and Galena believe that, subject to fulfillment of the fiduciary duties that such nominees would have as directors of Midwest, such nominees would consider taking action to remove certain obstacles to the shareholders of Midwest determining whether to accept the offer or otherwise consummate the offer and the merger, including taking action to redeem the Rights (or amend the Rights Agreement to make the Rights inapplicable to the offer and the merger).

Neither AirTran nor Galena is asking you for a proxy for any meeting of Midwest shareholders and you are requested not to send any such proxy.

Source and Amount of Funds

AirTran estimates that the total amount of cash required to complete the transactions contemplated by the offer and the second-step merger, including:

•	payment of the cash portion of the purchase price required to acquire all of the outstanding Midwest Shares pursuant to the offer and the second-step merger (other than shares issued upon any exercise of Midwest stock options prior to the closing of the offer and the second-step merger); and
•	payment of any fees, expenses and other related amounts incurred in connection with the items above;

will be approximately $144 million. The total cash consideration required to complete the transactions contemplated by the offer and the second-step merger (excluding shares that may be issued upon any exercise of Midwest stock options prior to the closing of the offer and the second-step merger but including the exercise of conversion rights and a subsequent tender by the holders of Midwest notes) is estimated to be approximately $167 million.

Commitments

AirTran has obtained commitments from Morgan Stanley Senior Funding, Inc. and Credit Suisse Securities (USA) LLC acting through Credit Suisse, Cayman Islands Branch, referred to in this prospectus as the “Credit Arrangers” for a credit facility from such Credit Arrangers for the borrowing from such Credit Arrangers and a syndicate of financial institutions and institutional lenders, collectively referred to in this prospectus as the “Lenders” of up to $180,000,000.

AirTran believes borrowings under the credit facility will provide sufficient additional funds to AirTran to complete the transactions contemplated by the offer and the second-step merger and to pay fees, expenses and other related amounts.

The proposed borrowings contemplated by the commitments will consist of the following:

Amount. Up to $180,000,000 in the form of a senior secured term loan, referred to as the “credit facility,” pursuant to a new credit agreement, among AirTran Airways, Inc. and Galena Acquisition Corp., as borrowers and AirTran Holdings, Inc. and direct and indirect subsidiaries thereof as guarantors, collectively referred to in this prospectus as the “Credit Parties” and the Lenders;

Security. The credit facility and related guarantees would be secured by: fully perfected first priority liens and security interests in substantially all assets (including all tangible and intangible, real and personal property, now owned or, to the extent acquired from the proceeds of the disposition of collateral, hereafter acquired and existing and future accounts receivable) of the borrowers and guarantors, other than excluded collateral and the Second Lien Collateral and, subsequent to the Merger, of Midwest Airlines, Inc., referred to in this prospectus and offer to exchange as the “Priority Collateral” and, together with the Second Lien Collateral as defined below is collectively referred to in this prospectus and offer to exchange as the “Collateral”).

“Excluded Collateral” means, among other things, certain contract rights, the assets of a leasing subsidiary, aircraft not included in Second Lien Collateral and, under certain conditions, cash and cash equivalents in excess of $100,000,000.

“Second Lien Collateral” means all of the rights, title and interest of the borrowers and, subsequent to the acquisition, Midwest Airlines, Inc., in owned B717 and B737 aircraft that are currently subject to a first priority lien in favor of third parties together with five of the first ten owned B737 aircraft subsequently acquired. All collateral would be required to be free and clear of other liens, claims and encumbrances, except for (i) first liens in the case of Second Lien Collateral, (ii) customary permitted liens and (iii) other liens reasonably acceptable to the Credit Arrangers.

Interest. Borrowings under the credit facility would bear interest at a rate per annum equal, at the option of AirTran to either, the Base Rate plus an Applicable Margin or the Eurodollar Rate plus an Applicable Margin (in each case adjusted for maximum reserves).

The “Base Rate” would be the higher of (x) the federal funds rate plus 0.50% and (y) the rate that the administrative agent under the credit facility announces from time to time as its prime or base commercial lending rate, as in effect from time to time.

The “Eurodollar Rate” would be the rate per annum, determined by the administrative agent under the credit facility, in accordance with its customary procedures, at which dollar deposits are offered to major banks in the London interbank market, adjusted by the reserve percentage prescribed by governmental authorities as determined by such administrative agent.

The “Applicable Margin” would be 3.50% for Base Rate loans and 3.75% for Eurodollar Rate loans subject, in each case to adjustment upward in certain events.

Maturity. Five years after the closing date.

Mandatory Prepayment. The credit facility will be required to be prepaid with (subject to certain agreed exceptions):

•	the net cash proceeds from the issuance of any debt securities (subject to certain exceptions) by AirTran or Midwest or any of their respective subsidiaries in a capital raising transaction);

•	the net proceeds from certain asset sales by AirTran and its subsidiaries (including Midwest and its subsidiaries) not reinvested or committed to be reinvested within 180 days thereafter; and

•	50% of “excess cash flow” as to be determined on a consolidated basis in the proposed credit facility.

AirTran will also be required to prepay 100 percent of the outstanding principal amount of the proposed credit facility following the occurrence of a change of control of AirTran.

Prepayment Premium. If the credit facility is prepaid, in whole or in part, mandatorily from the proceeds of any subsequently raised secured indebtedness or optionally from the proceeds of any subsequently raised indebtedness, AirTran will be required to pay a prepayment premium equal to:

•	2% of the amount of the loan prepaid on or prior to the 1st anniversary of the initial closing date of any loan under the proposed credit facility, referred to in this prospectus and offer to exchange as the “Loan Closing Date”;

•	1% of the amount of the loan prepaid on or prior to the 2nd anniversary of the Loan Closing Date;

•	0% of the amount of the loan prepaid after the 2nd anniversary of the Loan Closing Date.

Warranties, Covenant and Events of Defaults. The proposed credit facility will contain customary affirmative and negative warranties and covenants and events of default customarily found in loan documentation for similar secured financings to include minimum EBITDA and maximum total leverage, maximum capital expenditures, minimum liquidity and minimum fixed charge coverage and interest rate and hedging arrangements as appropriate. The levels for each financial covenant would be based upon a discount of AirTran’s projected operating performance in accordance with a budget mutually acceptable to AirTran and the Credit Arrangers.

Default. The proposed credit facility will contain events of default customary for the type of transactions proposed and others to be reasonably specified relating to AirTran and its subsidiaries, including, but not limited to, nonpayment of principal, interest or other amounts; violation of covenants; incorrectness of representations and warranties in any material respect; cross default and cross acceleration; certain bankruptcy-related events; material judgments; ERISA events; actual or asserted invalidity of guarantees; material misrepresentations in the credit facility definitive documents; or material breach under any agreement with Morgan Stanley, Credit Suisse or any of their respective affiliates in connection with any aspect of the transactions contemplated by the offer.

Guarantees. Each direct or indirect subsidiary (with specified exceptions), of AirTran including Midwest and its subsidiaries, will guarantee the proposed credit facility

Conditions to Borrowing

The Credit Arrangers’ commitments and agreements under the commitment are subject to, among others, the following conditions:

(a) compliance of AirTran and its subsidiaries with the terms of the commitment;

(b) the negotiation, execution and delivery by AirTran and its subsidiaries of definitive documentation for the proposed credit facility reasonably satisfactory to the Credit Arrangers, lenders and AirTran based upon the terms and conditions contained in the commitment; and

(c) completion of confirmatory due diligence and no material adverse change having occurred in the capital markets or to AirTran.

Although no definitive plan or arrangement for repayment of borrowings under the proposed credit facility has been made, AirTran expects to repay any borrowings with cash flow from operations and funds from other sources, which may include cash on hand of Midwest, the proceeds of future bank refinancings, and the public or private sale of equity or debt securities by AirTran and any proceeds from asset dispositions.

Fees and Expenses

AirTran has retained Morgan Stanley and Credit Suisse to act as financial advisors and dealer managers in connection with the offer. The dealer managers may contact beneficial owners of shares of Midwest common stock regarding the offer and may request brokers, dealers and other nominees to forward this prospectus and related materials to beneficial owners of Midwest common stock. AirTran has agreed to pay the dealer managers a fee for their services as financial advisors and dealer managers in connection with the offer. In addition, AirTran will reimburse the dealer managers for their reasonable out-of-pocket expenses, including the reasonable expenses and disbursements of their legal counsel. AirTran has also agreed to indemnify the dealer managers and their respective affiliates against certain liabilities in connection with their services, including liabilities under the federal securities laws.

In the ordinary course of their respective businesses, the dealer managers and their respective affiliates may hold positions, for their own accounts or for the accounts of their respective customers, in the securities of AirTran and Midwest. The dealer managers or their affiliates have provided and may in the future continue to provide investment banking and other financial services, including the provision of credit facilities, for AirTran and Midwest in the ordinary course of business. In particular, in connection with the cash portion of the consideration payable pursuant to the offer, certain affiliates of the dealer managers, Morgan Stanley and Credit Suisse, have provided the commitments to provide bank financing of up to $180,000,000 under a proposed credit facility as described under the section captioned “The Offer—Source and Amount of Funds.” AirTran has agreed to pay Morgan Stanley and Credit Suisse or their affiliates certain fees for such services.

AirTran has retained Innisfree M&A Incorporated as information agent in connection with the offer. The information agent may contact holders of Midwest common stock by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominee shareholders to forward material relating to the offer to beneficial owners of Midwest common stock. AirTran will pay the information agent reasonable and customary compensation for these services in addition to reimbursing the information agent for its reasonable out-of-pocket expenses. AirTran agreed to indemnify the information agent against certain liabilities and expenses in connection with the offer, including certain liabilities under the U.S. federal securities laws.

In addition, AirTran has retained The Bank of New York as the exchange agent. AirTran will pay the exchange agent reasonable and customary compensation for its services in connection with the offer, will reimburse the exchange agent for its reasonable out-of-pocket expenses and will indemnify the exchange agent against certain liabilities and expenses, including certain liabilities under the U.S. federal securities laws.

Except as set forth above, AirTran will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of shares pursuant to the offer. AirTran will reimburse brokers, dealers, commercial banks and trust companies and other nominees, upon request, for customary clerical and mailing expenses incurred by them in forwarding offering materials to their customers.

Accounting Treatment

The acquisition of shares of common stock of Midwest acquired in AirTran’s offer will be accounted for under the purchase method of accounting under GAAP, which means that Midwest’s results of operations will be included with AirTran’s from the closing date and Midwest’s consolidated assets and liabilities will be recorded at their estimated fair values at the same time (except for the minority interest, if any, in the assets and liabilities which will remain at historical cost) with the excess, if any, allocated to specific identifiable intangibles acquired or goodwill.

Stock Exchange Listing

Shares of AirTran common stock are listed on the NYSE. AirTran intends to make applications to list the shares of AirTran common stock that AirTran will issue in the offer and second-step merger.

MARKET PRICE AND DIVIDEND MATTERS

Market Price History

AirTran common stock is listed and traded on the New York Stock Exchange under the symbol “AAI,” Midwest common stock is listed and traded on the American Stock Exchange under the symbol “MEH.” The following table sets forth, for the periods indicated, as reported by the New York Stock Exchange and American Stock Exchange, the per share high and low sales prices of each company’s security.

	AIRTRAN COMMON STOCK SALES PRICE		MIDWEST COMMON STOCK SALES PRICE
	High	Low	High		Low
	$	$	$		$
2004
First Quarter	14.25	10.42	4.57		3.80
Second Quarter	15.56	11.11	4.90		3.60
Third Quarter	14.24	9.37	4.35		2.70
Fourth Quarter	13.15	9.40	3.70		2.82
2005
First Quarter	11.02	7.40	3.01		2.35
Second Quarter	10.65	7.85	2.58		1.51
Third Quarter	12.70	8.72	3.11		2.08
Fourth Quarter	16.70	12.63	5.82		1.89
2006
First Quarter	18.85	13.51	7.35		4.12
Second Quarter	18.20	11.54	6.85		4.00
Third Quarter	15.10	9.06	8.18		4.52
Fourth Quarter	13.77	9.51	12.15	*	7.67
2007
First Quarter (through January 10, 2007)	12.31	11.15	13.05		11.13

*	The highest price was achieved after AirTran’s announcement of its desire to acquire Midwest. Prior to such announcement, the highest price per share of Midwest common stock in the fourth quarter of 2006 was $9.76.

On January 8, 2007, which was three trading days prior to AirTran’s announcement of this offer for Midwest Shares and the most recent practicable date prior to the mailing of this prospectus and offer to exchange, the per share closing price of AirTran’s common stock was $11.26 per share.

On December 12, 2006, the last full trading day prior to AirTran’s announcement of its desire to acquire Midwest, the per share closing price of Midwest common stock was $9.08.

On January 8, 2007 which was three trading days prior to AirTran’s announcement of this offer and on January 10, 2007, the most recent practicable date prior to the mailing of this prospectus and offer to exchange, the per share closing price of Midwest common stock was $11.45 and $12.90 per share, respectively.

AirTran encourages you to obtain current market quotations for shares of AirTran common stock and Midwest common stock.

Historically, AirTran has not declared cash dividends on its common stock. In addition, AirTran’s debt indentures restrict its ability to pay cash dividends. AirTran intends to retain earnings to finance the development and growth of its business. Accordingly, AirTran does not anticipate that any cash dividends will be declared on its common stock for the foreseeable future. Future payments of cash dividends, if any, will depend on its financial condition, results of operations, business conditions, capital requirements, restrictions contained in the agreements, future prospects and other factors deemed relevant by the AirTran board of directors.

According to Midwest’s annual report on Form 10-K, filed with the SEC on February 28, 2006, Midwest has not paid a dividend on its common stock since its initial public offering and has no intention to pay any dividends on such stock in the foreseeable future. Loan covenants contained in Midwest’s credit facility and the Midwest notes limit its ability to pay dividends on Midwest common stock. In addition, under the agreements relating to the Midwest notes, Midwest has agreed not to declare or pay any cash dividends on its common stock without the consent of the Midwest note holders.

AVERAGE TRADING VOLUME

(IN THOUSANDS)

	AIRTRAN COMMON STOCK	MIDWEST COMMON STOCK
2004
First Quarter	1,781.2	97.3
Second Quarter	1,546.6	74.1
Third Quarter	1,371.1	40.6
Fourth Quarter	1,246.8	53.4
2005
First Quarter	1,563.5	40.4
Second Quarter	1,273.1	88.9
Third Quarter	1,319.1	63.2
Fourth Quarter	1,891.4	138.9
2006
First Quarter	1,551.6	125.4
Second Quarter	1,858.6	105.4
Third Quarter	1,676.9	199.5
Fourth Quarter	2,406.9	371.5
2007
First Quarter (through January 5, 2007)	2,902.4	260.2

AirTran intends to make applications to list on the New York Stock Exchange the shares of common stock that AirTran will issue and exchange pursuant to the offer and the second-step merger.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following sets forth pro forma condensed combined financial information derived from (i) the audited consolidated financial statements of AirTran for the fiscal year ended December 31, 2005 and the unaudited interim consolidated financial statements of AirTran for the nine-month period ended September 30, 2006, and (ii) the audited consolidated financial statements of Midwest for the fiscal year ended December 31, 2005 and the unaudited interim consolidated financial statements of Midwest for the nine-month period ended September 30, 2006, all of which are incorporated by reference into this prospectus and offer to exchange. The unaudited pro forma condensed combined statements of operations assume that the pro forma events occurred as of January 1, 2005. The unaudited pro forma condensed combined balance sheet assumes that the pro forma events occurred on September 30, 2006.

The pro forma events include the acquisition of all of the outstanding Midwest Shares whether by means of the offer to exchange or a related subsequent transaction. The acquisition of Midwest will be accounted for as a purchase under U.S. GAAP. Cost will be determined on the basis of cash paid plus the fair value of AirTran common shares exchanged and stock options assumed. For the purpose of determining cost for the pro forma information below, AirTran has used the closing price of AirTran common stock on the New York Stock Exchange on January 8, 2007 of $11.26.

The cost of an acquired entity in a purchase business combination is allocated to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition under GAAP. The following pro forma financial information allocates the entire excess of purchase price over the carrying value of Midwest’s net assets to goodwill as AirTran does not have information related to Midwest’s business necessary to complete a purchase price allocation in accordance with U.S. GAAP. Actual amounts, determined on the basis of more detailed information, will differ from the amounts reflected below. Such actual amounts may include, but not be limited to: adjustments to reflect the fair value of Midwest’s existing assets and liabilities; recognition of deferred tax assets and liabilities for the tax effects of differences between the fair value and tax bases of such assets acquired and liabilities assumed, adjustments and reclassifications to reflect the anticipated sale or other disposal of certain aircraft currently owned or leased by Midwest and revaluation of Midwest’s accrued pension and other postretirement benefits. To the extent that the purchase price is allocated to assets other than goodwill, such assets may be amortizable and the combined entity may incur depreciation and amortization expense in addition to the amounts set forth herein. Midwest has not been involved in the preparation of the pro forma condensed combined financial information nor has it verified any of the information or assumptions used in preparing the pro forma condensed combined financial information. See the section captioned “Note on Midwest Information” for further details.

The costs and related synergistic effect of integrating AirTran and Midwest’s businesses are not reflected in the pro forma financial information below. The timing and cost of actions associated with integration are as yet uncertain. Such costs are expected to include: costs related to disposal of certain aircraft currently owned or leased by Midwest, costs related to executive severance payments and costs to reconfigure aircraft interiors, as well as other costs.

The following pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of (i) results of operations and financial position that would have been achieved had the consummation of the offer taken place on the dates indicated or (ii) the future operations of the combined company. The following information is only for the limited purpose of presenting what the results of operations and financial position of the combined businesses of AirTran and Midwest might have looked like had the acquisition taken place at an earlier date and should not be relied on for any other purpose. You can find more information about the offer under the section captioned “The Offer—Overview.”

The following pro forma financial information should be read in conjunction with:

•	the accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Statements;

•	financial statements of AirTran for the year ended December 31, 2005 and for the nine-month period ended September 30, 2006 and the notes relating thereto, incorporated herein by reference; and

•	financial statements of Midwest for the fiscal year ended December 31, 2005 and for the nine-month period ended September 30, 2006, and the notes relating thereto, incorporated herein by reference.

AIRTRAN HOLDINGS, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2005

(amounts in thousands, except per share amounts)

			AirTran and Midwest
	AirTran	Midwest	Pro Forma Adjustments		Pro Forma Combined
Operating Revenues:
Passenger	$1,397,295	$459,652	$—		$1,856,947
Other	53,249	63,337	—		116,586

	1,450,544	522,989	—		1,973,533

Operating expenses:
Aircraft fuel	462,672	178,079	—		640,751
Salaries, wages and benefits	329,299	147,010	—		476,309
Aircraft rent	192,394	51,468	—		243,862
Maintenance, materials and repairs	101,964	51,823	—		153,787
Depreciation and amortization	20,224	16,001	—		36,225
Impairment loss	—	15,622	—		15,622
Other operating	320,501	128,154	—		448,655

	1,427,054	588,157	—		2,015,211

Operating income (loss)	23,490	(65,168)	—		(41,678)

Interest income	(11,771)	(3,723)	—		(15,494)
Interest expense	22,237	3,581	14,725	(a)	40,543

Other (income) expense	10,466	(142)	14,725		25,049

Income (loss) before income taxes	13,024	(65,026)	(14,725)		(66,727)

Income tax expense (benefit)	4,948	(140)	(5,463	)(b)	(655)

Net Income (loss)	$8,076	$(64,886)	$(9,262)		$(66,072)

Earnings (loss) per common share
Basic	$0.09				$(0.67)

Diluted	$0.09				$(0.67)

Weighted-average shares outstanding:
Basic	87,337		11,697	(c)	99,034
Diluted	90,185		11,697	(c)	99,034

The accompanying notes are an integral part of this

unaudited pro forma condensed combined statement of operations.

AIRTRAN HOLDINGS, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006

(amounts in thousands, except per share amounts)

			AirTran and Midwest
	AirTran	Midwest	Pro Forma Adjustments		Pro Forma Combined
Operating Revenues:
Passenger	$1,375,970	$441,209	$—		$1,817,179
Other	55,504	54,970	—		110,474

	1,431,474	496,179	—		1,927,653

Operating expenses:
Aircraft fuel	511,866	174,891	—		686,757
Salaries, wages and benefits	287,635	119,518	—		407,153
Aircraft rent	170,081	47,773	—		217,854
Maintenance, materials and repairs	112,900	38,511	—		151,411
Depreciation and amortization	19,642	11,234	—		30,876
Other operating	289,684	105,567	—		395,251

	1,391,808	497,494	—		1,889,302

Operating income (loss)	39,666	(1,315)	—		38,351

Interest income	(16,422)	(5,612)	—		(22,034)
Interest expense	25,998	2,493	11,044	(a)	39,535

Other (income) expense	9,576	(3,119)	11,044		17,501

Income (loss) before income taxes	30,090	1,804	(11,044)		20,850
Income tax expense (benefit)	11,251	—	(4,097	)(b)	7,154

Net Income (loss)	$18,839	$1,804	$(6,947)		$13,696

Earnings per common share
Basic	$0.21				$0.13

Diluted	$0.20				$0.13

Weighted-average shares outstanding
Basic	90,305		11,697	(c)	102,002
Diluted	92,377		11,697	(c)	104,074

The accompanying notes are an integral part of

this unaudited pro forma condensed combined statement of operations.

AIRTRAN HOLDINGS, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

At September 30, 2006

(in thousands)

			AirTran and Midwest
	AirTran	Midwest	Pro Forma Adjustments		Pro Forma Combined
ASSETS
Current Assets:
Cash and cash equivalents	$172,911	$91,256	$5,792	(d)	$269,959
Restricted cash	23,334	56,646	—		79,980
Short-term investments	195,950	—	—		195,950
Receivables, net	43,470	4,511	—		47,981
Spare parts, materials and supplies	20,447	8,560	—		29,007
Prepaid assets and other current assets	21,550	15,028	—		36,578
Deferred income taxes	5,678	5,072	—		10,750

Total current assets	483,340	181,073	5,792		670,205

Property and equipment, net	696,213	151,115	—		847,328
Purchase deposits and pre-delivery progress payments	164,170	100	—		164,270
Goodwill	8,350	—	252,057	(e)	260,407
Other assets, net	150,249	13,508	5,000	(f)	168,757

	$1,502,322	$345,796	$262,849		$2,110,967

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts payable	$39,115	$8,982	$—		$48,097
Accrued liabilities	119,567	43,722	16,143	(g)	179,432
Air traffic liability	174,615	89,745	—		264,360
Unearned revenue	—	16,143	(16,143	)(g)	—
Current portion of capital lease obligations	863	—	—		863
Current portion of long-term debt	110,546	2,645	1,500	(h)	114,691

Total current liabilities	444,706	161,237	1,500		607,443

Long-term capital lease obligations	13,221	—	—		13,221
Long-term debt, less current portion	563,269	43,638	148,500	(h)	755,407
Accrued pension and other postretirement benefits	—	24,070	—		24,070
Other long-term liabilities and deferred credits	91,395	98,492	—		189,887

	1,112,591	327,437	150,000		1,590,028

Commitments and contingencies

Stockholders' Equity
Preferred stock	—	—	—		—
Common stock	91	191	(179	)(i)	103
Additional paid-in capital	387,367	34,163	97,033	(j)	518,563
Accumulated earnings (deficit)	2,273	(11,448)	11,448	(k)	2,273
Accumulated other comprehensive income (loss)	—	(4,547)	4,547	(k)	—

Total stockholders' equity	389,731	18,359	112,849		520,939

	$1,502,322	$345,796	$262,849		$2,110,967

The accompanying notes are an integral part of this

unaudited pro forma condensed combined balance sheet.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL STATEMENTS

(dollar amounts in thousands except per share amounts)

(a) Reflects interest expense and the amortization of the deferred financing costs on the proposed borrowings used to acquire the outstanding stock of Midwest, as discussed in note (h).

The adjustments to interest expense are presented as if the borrowings or conversion of borrowings occurred on January 1, 2005. The amortization of deferred financing costs is presented as if the financing costs were incurred on January 1, 2005 and amortized over the term of the agreement. The summary of interest expense and amortization of the deferred financing costs is as follows:

	Nine months ended September 30, 2006	Year ended December 31, 2005
Interest expense	$10,294	$13,725
Amortization of deferred financing costs	750	1,000

Pro forma adjustment to interest expense	$11,044	$14,725

(b) Reflects the income tax benefit associated with the adjustments described in footnote (a) at AirTran’s marginal tax rate of 37.1%.

(c) Reflects the issuance of 11,696,937 shares of AirTran common stock based on an assumed price of $11.26 per share, which was the closing price of AirTran common stock on the NYSE on January 8, 2007, in exchange for (i) 18,604,442 shares of Midwest common stock, (ii) 264,268 shares of restricted Midwest common stock, and (iii) 1,011,669 shares of Midwest common stock issued upon the assumed cashless exercise of all of 1,571,467 warrants to purchase Midwest common stock at an exercise price of $4.72. Does not reflect any shares issued in exchange for Midwest Shares issuable upon exercise of 3,293,516 outstanding Midwest stock options. The Midwest Shares which will be issued upon the exercise of the outstanding Midwest stock options will have an impact on the number of AirTran common shares outstanding, the purchase price and the purchase price allocation. However, AirTran does not have sufficient information to include such impacts in the pro forma condensed combined financial statements.

(d) Reflects AirTran’s addition to cash and cash equivalents of approximately $5,792 in the transaction as reflected in the following sources and uses of funds:

Sources:
Borrowings under the proposed credit facility	$150,000

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL STATEMENTS—(Continued)

(dollar amounts in thousands except per share amounts)

Uses:
Cash and cash equivalents	$5,792
Cash to be paid in exchange for 18,604,442 shares of Midwest common stock	123,254
Cash to be paid for shares issued upon exercise of outstanding Midwest stock options	[	]
Cash to be paid in exchange for 264,268 shares of restricted Midwest stock	1,751
Cash to be paid for 1,011,669 shares issued upon the assumed cashless exercise of 1,571,467 outstanding Midwest stock warrants	6,703
Estimated direct acquisition cost of the transaction	7,000
Fees and costs associated with the increased borrowings under the proposed credit facility and the issuance of the proposed AirTran credit facility	5,000
Fees and costs associated with the issuance of AirTran common stock	500

	$150,000

(e) Reflects the allocation of the excess of the purchase price paid for the Midwest net assets acquired to goodwill. The unaudited pro forma condensed combined balance sheet assumes a 100% tender of Midwest shares. However, the transaction could be consummated with less than a 100% tender of Midwest shares in combination with a subsequent related transaction in which any remaining Midwest shares are purchased by AirTran.

The total purchase price was determined and allocated as follows:

Cash to be paid in exchange for (i) 18,604,442 shares of Midwest common stock, (ii) 264,268 shares of restricted Midwest common stock, and (iii) 1,011,669 shares of Midwest common stock issued upon the assumed cashless exercise of 1,571,467 warrants to purchase Midwest common stock at an exercise price of $4.72	$131,708
Fair value of AirTran common shares to be included in the consideration for (i) 18,604,442 shares of Midwest common stock, (ii) 264,268 shares of restricted Midwest common stock, and (iii) 1,011,669 shares of Midwest common stock issued upon the assumed cashless exercise of 1,571,467 warrants to purchase Midwest common stock at an exercise price of $4.72, at an assumed price of $11.26 per share	131,708
Cash to be paid for shares issued in exchange for Midwest outstanding stock options	[	]
Fair value of common stock issued for shares issued in exchange for Midwest outstanding stock options	[	]
Estimated direct acquisition costs of the transaction	7,000

Total purchase price	$270,416

Purchase price allocated to:
Net assets of Midwest at September 30, 2006	$18,359
Allocation of the excess purchase price to goodwill	252,057

	$270,416

Does not reflect any amounts related to conversion to common stock of Midwest 6.75% senior secured convertible notes, due in October 2008. Such notes are convertible into shares of Midwest common stock at a conversion price of $5.00 per share at the option of the holders. At September 30, 2006, $22,995 of such notes were outstanding. If all outstanding notes were converted to Midwest common stock, cash to be paid for 4,599,000 Midwest common stock issued would be $30,468 and the fair value of 2,705,861 AirTran shares issued would be $30,468.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL STATEMENTS—(Continued)

(amounts in thousands except per share amounts)

The preceding pro forma financial information allocates the entire excess of purchase price over the carrying value of Midwest’s net assets to goodwill as management does not have information related to Midwest’s business necessary to complete a purchase price allocation in accordance with U.S. GAAP. Actual amounts, determined on the basis of more detailed information, will differ from the amounts reflected herein.

(f) Reflects the capitalization of an estimated $5,000 in financing costs that will be amortized over the life of the borrowings.

(g) Reflects the reclassification of Midwest unearned revenue to accrued liabilities to conform to AirTran’s accounting procedures.

(h) Reflects estimated borrowings necessary to acquire the outstanding shares of Midwest. These proposed borrowings include:

•	$150,000 in senior secured financing under a proposed credit facility. This term loan facility would bear interest equal to either, at the option of the Borrower, the Base Rate plus an Applicable Margin or the Eurodollar Rate plus an applicable margin. For purposes of calculating the pro forma interest expense, 9.15% was used as the assumed interest rate on the additional borrowings under the proposed credit facility. The additional borrowings were assumed to be payable in equal quarterly installments, aggregating 1% of the original principal balance in each of years one through four and the remainder of the principal balance paid at the end of year five.

The summary of borrowings is as follows:

September 30, 2006
Total Borrowings under the proposed credit facility	$150,000
Current portion of long term debt	(1,500)

Pro forma adjustment to long-term debt	$148,500

(i) Reflects the elimination of the Midwest common stock of $191 offset by the issuance of 11,696,937 shares of AirTran common stock with a par value of $0.001 per share.

(j) Reflects the issuance of 11,696,937 shares of AirTran common stock at an estimated value of $131,708, based upon an assumed price of $11.26 per share, which was the closing price of AirTran common stock on the NYSE on January 8, 2007, offset by the par value of common stock issued of $12 as well as the estimated direct costs to issue AirTran common stock of $500 and the elimination of the Midwest additional paid-in capital of $34,163. Does not include any shares issued in exchange for Midwest options.

(k) Reflects the elimination of Midwest’s accumulated deficit of $11,448, and accumulated other comprehensive loss of $4,547.

DESCRIPTION OF AIRTRAN CAPITAL STOCK

General

The following description of AirTran’s capital stock is qualified in its entirety by reference to its articles of incorporation and bylaws and to any certificate of designations that it files with the Securities and Exchange Commission. AirTran has filed a copy of its articles of incorporation as an exhibit to the registration statement of which this prospectus is part.

AirTran’s authorized capital stock consists of

•	1,000,000,000 shares of common stock, par value $0.001 per share, and

•	5,000,000 shares of preferred stock, par value $0.01 per share.

As of September 30, 2006, approximately 91,052,844 shares of AirTran common stock and no shares of AirTran’s preferred stock were issued and outstanding.

Common Stock

Voting Rights

The holders of AirTran’s common stock are entitled to one vote per share on all matters to be voted on by shareholders. Holders of shares of AirTran common stock are not entitled to cumulate their votes in the election of directors.

Generally, all matters to be voted on by AirTran shareholders must be approved by a majority, or, in the case of the election of directors, by a plurality, of the votes cast, subject to state law and any voting rights granted to any of the holders of AirTran preferred stock.

Dividends

Holders of AirTran common stock will share in an equal amount per share in any dividend declared by the AirTran board of directors, subject to any preferential rights of any of outstanding AirTran preferred stock.

Other Rights

On the liquidation, dissolution or winding up, after payment in full of any amounts AirTran must pay to any creditors and any holders of its preferred stock, all of its common shareholders are entitled to share ratably in any assets available for distribution to our common shareholders.

No shares of AirTran common stock are subject to redemption or have preemptive rights to purchase additional shares of AirTran common stock.

Preferred Stock

As of the date of this prospectus and offer to exchange, no shares of AirTran preferred stock are outstanding. AirTran’s board of directors may authorize the issuance of preferred stock in one or more series and may determine, with respect to any series, the designations, powers, preferences and rights of that series, and the qualifications, limitations and restrictions of that series, including:

•	the designation of the series;

•	the number of shares of the series, which number may thereafter be increased or decreased by our board of directors (but not below the number of shares of that series then outstanding);

•	whether dividends, if any, will be cumulative or noncumulative and the dividend rate of the series;

•	the conditions under which and the dates upon which dividends will be payable, and the relation which those dividends will bear to the dividends payable on any other class or classes of stock;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on and the preferences of shares of the series, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of AirTran;

•	whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other corporation, and, if so, the specification of that other class or series or that other security, the conversion price or prices or rate or rates, any adjustments to that price or those prices or that rate or those rates, the date or dates as of which those shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of shares of that series.

AirTran believes that the ability of its board of directors to issue one or more series of preferred stock will provide it with flexibility in structuring possible future financings and in meeting other corporate needs that might arise. AirTran’s authorized shares of preferred stock will be available for issuance without further action by its shareholders, unless that action is required by applicable law or the rules of any stock exchange or automated quotation system on which its securities may be listed or traded. The New York Stock Exchange currently requires shareholder approval as a prerequisite to listing shares in several instances, including the sale or issuance of common stock or securities convertible into, or exercisable for, common stock equal to or in excess of 20 percent or more of the outstanding stock determined before the proposed issuance.

Although AirTran’s board of directors has no intention at the present time of doing so, it could issue a series of preferred stock that could, depending on the terms of that series, impede the completion of a merger, tender offer or other takeover attempt. AirTran’s board of directors may decide to issue those shares based on its judgment as to the best interests of the company and the shareholders. AirTran’s board of directors, in so acting, could issue preferred stock having terms that could discourage a potential acquiror from making an unsolicited and unwanted acquisition attempt through which that acquiror may be able to change the composition of its board of directors, including a tender offer or other transaction that some, or a majority, of AirTran’s shareholders might believe to be in their best interests or in which shareholders might receive a premium for their stock over the then current market price of that stock.

Nevada Business Combination Statute

AirTran is subject to Section 78.438 of the Nevada Revised Statutes which restricts certain business combinations between it and an “interested shareholder” or such person’s affiliates or associates for three years after the shareholder becomes an “interested shareholder.” An “interested shareholder” is, in general, a shareholder that beneficially owns, directly or indirectly, 10 percent or more of the voting power of a corporation’s outstanding stock. The restrictions do not apply if AirTran’s board of directors approved the transaction that caused an interested shareholder to become an interested shareholder. Although AirTran’s board of directors may elect to exclude our company from the restrictions imposed by Section 78.438 of the Nevada Revised Statutes, the company’s articles of incorporation do not currently exclude it from those restrictions. The impact of being subject to this provision could discourage an unfriendly or unsolicited takeover attempt.

Certain Provisions of AirTran’s Articles of Incorporation and Bylaw Provisions

The summary set forth below describes certain provisions of AirTran’s articles of incorporation and bylaws. The summary is qualified in its entirety by reference to the provisions of its articles of incorporation and bylaws, copies of which we have filed as exhibits to the registration statement of which this prospectus forms a part.

Some of the provisions of AirTran’s articles of incorporation and bylaws discussed below may have the effect, either alone or in combination with the provisions of Section 78.438 discussed above, of making more difficult or discouraging a tender offer, proxy contest or other takeover attempt that is opposed by AirTran’s board of directors but that a shareholder might consider to be in its best interest.

Stockholder Action by Written Consent; Special Meetings

Under the Nevada Revised Statutes and AirTran’s articles of incorporation, any action required or permitted to be taken at a meeting of AirTran shareholders may be taken without a meeting if a written consent is signed by shareholders holding at least a majority or other proportion of the voting power necessary to authorize or take the action.

AirTran’s bylaws provide that special meetings of shareholders may be called at any time by either a majority of our board of directors or by shareholders holding not less than 25 percent of the voting power. Business transacted at all special meetings must be confined to the objects stated in the calling of the meeting. A written request to AirTran’s President or Secretary will cause either of them to give notice to AirTran shareholders entitled to vote at the special meeting within 30 days after delivery of the request. The request may fix the time of meeting and contents of the notice. The notice must specify the place, day, hour and purpose for calling the meeting and must be sent to shareholders not less than 10 days nor more than 60 days before the meeting, except where the meeting is for the purpose of approving a merger or consolidation agreement, in which case notice must be given not less than 20 days prior to the meeting.

Amendments

The Nevada Revised Statutes require that any amendment to the provisions of our articles of incorporation must be approved by the holders of at least a majority of the outstanding common stock. AirTran’s bylaws provide that its board of directors may amend AirTran’s bylaws.

Stock Exchange Listing

AirTran’s common stock trades on the New York Stock Exchange under the symbol “AAI.” AirTran will list any shares of its common stock sold under this prospectus and offer to exchange on the New York Stock Exchange.

Transfer Agent and Registrar

The transfer agent and registrar for AirTran’s common stock is American Stock Transfer & Trust Company, 6201 15th Avenue, Brooklyn, New York 11219.

COMPARISON OF SHAREHOLDERS’ RIGHTS

Holders of shares of Midwest common stock will receive shares of AirTran common stock as part of the consideration in AirTran’s offer. Midwest is organized under the laws of the State of Wisconsin and AirTran is organized under the laws of the State of Nevada. The following is a summary of the material differences between (a) the current rights of Midwest shareholders under Wisconsin law and Midwest’s articles of incorporation and bylaws and (b) the current rights of AirTran shareholders under Nevada law and AirTran’s articles of incorporation and bylaws.

The following summary is not a complete statement of the rights of shareholders of the two companies or a complete description of the specific provisions referred to below. This summary is qualified in its entirety by reference to Wisconsin law, Nevada law and Midwest’s and AirTran’s constituent documents, which you are urged to read. Copies of the companies’ constituent documents have been filed with the SEC. To find out where you can get copies of these documents, see the section entitled “Where You Can Find More Information.”

	AirTran	Midwest
Authorized Capital Stock	The authorized capital stock of AirTran currently consists of (i) 1,000,000,000 shares of common stock, par value $0.001 per share and (ii) 5,000,000 shares of preferred stock, par value $0.01 per share. The board has the authority to designate the preferences, special rights, limitations or restrictions of the shares of preferred stock without further shareholder approval.	The authorized capital stock of Midwest currently consists of (i) 50,000,000 shares of common stock, par value $0.01 per share and (ii) 5,000,000 shares of Preferred Stock, of which 250,000 shares have been designated as Series A Junior Participating Preferred Stock. The board has the authority to designate the preferences, special rights, limitations or restrictions of the remaining shares of Preferred Stock without further shareholder approval.

Dividend Policy	AirTran has no legal or contractual obligation to pay dividends. AirTran has never paid a dividend on common stock.	Midwest has no legal or contractual obligation to pay dividends. According to Midwest’s annual report on Form 10-K filed on February 28, 2006, Midwest has never paid a dividend on its common stock.

Voting, Generally	• One vote per share of common stock.	• One vote per share of common stock. • One hundred votes for each share of Series A Junior Participating Preferred Stock.

Number of Directors and Size of Board	AirTran’s certificate of incorporation allows between three and twelve directors to serve on its board of directors and authorizes the board of directors to set the number of directors within the parameters set by the certificate of incorporation. AirTran’s board of directors has set the current number of directors at nine.	Midwest’s articles of incorporation provide for the number of members of its board of directors to be not less than six nor more than fifteen and authorizes the board of directors to set the number of directors within these parameters. Midwest’s board currently consists of nine directors.

	AirTran	Midwest
Term of Directors	Each director serves for three years. The directors are divided into three classes, and the terms of one-third of the directors expire each year.	Midwest’s articles of incorporation provide for staggered terms, and directors are elected to three-year terms expiring at every third annual shareholders’ meeting following election.

Removal of Directors

Under Nevada law, any director or one or more of the incumbent directors may be removed from office by the vote of stock-

holders representing not less than two-thirds of the voting power of the issued and outstanding stock entitled to vote. The members of the board of directors may ask a director to resign if he has been found mentally unsound or has been convicted of a felony.

Under Midwest’s articles of incorporation, (i) any director, or the entire board of directors, may be removed from office at any time prior to the expiration of his or their term of office, but only for cause and only by the affirmative vote of the holders of record of outstanding shares representing at least 80 percent of the voting power of all of the shares of capital stock of the corporation then entitled to vote generally in the election of directors, voting together as a single class, and (ii) any director may be removed from office by the affirmative vote of a majority of the entire board of directors, at any time prior to the expiration of his term of office, but only for cause.

Vacancies on the Board	If a vacancy occurs on the board of directors, including a vacancy resulting from an increase in the number of directors, the board of directors may fill the vacancy. If the directors remaining in office do not constitute a quorum of the Board, the directors may fill the vacancy by affirmative vote of a majority of all the directors remaining in office. Such appointment by the shareholders or directors shall continue until the expiration of the term of the director whose place has become vacant.	Under Midwest’s articles of incorporation, any vacancies in the board of directors for any reason and any newly created directorships resulting by reason of any increase in the number of directors may, if occurring prior to the expiration of the term of office of the class in which such vacancy or increase occurs, be filled only by the board of directors, acting by the affirmative vote of a majority of the remaining directors then in office, although less than a quorum, and any directors so elected shall hold office until the next election of the class for which such directors have been elected and until their successors are elected and qualified.

Board Quorum and Vote Requirements	At meetings of the board of directors, a majority of the directors shall constitute a quorum for the transaction of business. Only when a quorum is present may the board of directors continue to do business at any such meeting. If a quorum is present, the acts of a majority of directors in attendance shall be the acts of the board.	The presence of one third of the number of directors then prescribed by the board of directors (or, if a number has not been prescribed, a majority of directors then in office) constitutes a quorum at all Midwest board meetings. The affirmative vote of a majority of the directors present at a meeting at which a quorum is present constitutes the act of the board.

	AirTran	Midwest
Annual Shareholders Meetings	The annual meeting of AirTran’s shareholders is held on such date, at such time and at such place as may be designated by the board of directors.	Midwest’s bylaws specify that the annual meeting of Midwest’s shareholders is held on the fourth Wednesday in April of each year or on such other day as determined by the board. Meetings of Midwest’s shareholders may be held within or outside of the State of Wisconsin.

Special Shareholders Meetings

Under AirTran’s Bylaws, special meetings of AirTran shareholders may be called by:

•     the board of directors;

•     the chief executive officer; or

•     the holders of votes constituting not less than 25 percent of AirTran voting power.

Under Wisconsin law and Midwest’s bylaws, special meetings of Midwest shareholders may be called by:

•     the chairman of the board;

•     the board of directors.

A special meeting must also be called upon the receipt of written demand by the holders of 10 percent of all votes entitled to be cast on any issue proposed to be considered at such special meeting.

Quorum for Shareholders Meetings	Except as otherwise expressly provided by law or by AirTran’s articles of incorporation or bylaws, the presence in person or representation by proxy of holders of record of AirTran shares that represent at least a majority of the combined voting power of the AirTran common stock constitutes a quorum for the transaction of business at that meeting.	Under Midwest’s bylaws, the presence at a meeting, in person or by proxy, of holders of shares representing a majority of votes entitled to be cast on a matter constitutes a quorum for action on that matter.

Advance Notice Procedures for a Shareholder Proposal

In general, a shareholder wishing to nominate a director or raise another proposal at an annual meeting of shareholders must notify AirTran in writing between 50 and 75 days prior to the first anniversary of the previous year’s annual meeting of shareholders.

This notice must contain specific information concerning the person to be nominated or the matters to be brought before the meeting as well as specific information concerning the shareholder submitting the proposal or making the nomination.

Under Midwest’s bylaws, a shareholder wishing to nominate a director or submit a proposal at an annual meeting must notify Midwest in writing between 45 and 70 days prior to the anniversary of the date of the proxy statement for the previous year’s annual meeting of shareholders.

This notice must contain specific information concerning the person to be nominated or the matters to be brought before the meeting as well as specific information concerning the shareholder submitting the proposal or making the nomination.

Shareholder Action by Written Consent	Under AirTran’s bylaws, any action required or permitted to be taken at a meeting of the shareholders may be taken without a meeting if a written consent setting forth the action shall be signed by shareholders holding at least a majority of the voting power, unless a greater vote is required (i) under the corporation’s articles of incorporation, (ii) under any	Midwest’s articles of incorporation do not provide for action by written consent of shareholders. However, under Wisconsin law, Midwest’s shareholders may act by unanimous (but not less than unanimous) written consent of all shareholders entitled to vote on the action.

	AirTran	Midwest
certificate of rights, preferences and privileges filed in accordance with Nevada law, or (iii) under Nevada law, in which event, such greater proportion of written consent shall be required. Any such consent shall be filed with the Secretary of the corporation and shall have the same force and effect as a unanimous vote of the shareholders.

Amendment of Governing Documents	AirTran’s articles of incorporation may be amended only by a majority shareholder vote. AirTran’s bylaws may be amended by an affirmative vote of the board of directors.

Under its articles of incorporation, Midwest reserves the right to amend, alter, change or repeal any provision contained in the articles of incorporation in the manner prescribed by law, and all rights and powers conferred therein on shareholders, directors and officers are subject to this reserved power; provided that, notwithstanding the fact that a lesser percentage may be specified by the Wisconsin Business Corporation Law, unless an amendment has been approved by 75 percent of the current board of directors, the affirmative vote of the holders of record of outstanding shares representing at least 80 percent of the voting power of all of the shares of capital stock of Midwest then entitled to vote generally in the election of directors, voting together as a single class, are required to amend, alter, change or repeal, or adopt any provision or provisions inconsistent with its articles of incorporation. A majority of Midwest’s board of directors may amend its bylaws.

	There is no provision under Nevada law for shareholder action to amend a corporation’s articles of incorporation without action by the board of directors of the corporation.	There is no provision under Wisconsin law for shareholder action to amend a corporation’s articles of incorporation without action by the board of directors of the corporation.

Exculpation of Directors	AirTran’s bylaws provide that, to the fullest extent permitted by Nevada law, a director will not be personally liable to AirTran or its shareholders for monetary damages for breach of any fiduciary duty as a director.	Midwest’s articles of incorporation provide that, to the fullest extent permitted by Wisconsin law, no director will be personally liable to Midwest or its shareholders for monetary damages for conduct as a director.

	AirTran	Midwest
Indemnification of Directors, Officers and Employees

AirTran’s articles of incorporation provide that directors of AirTran will not be personally liable for monetary damages to the Company for certain breaches of their fiduciary duty as directors to the fullest extent allowable by Nevada law. Under current Nevada law, directors would remain liable for: (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, and (ii) approval of certain illegal dividends or redemptions. In appropriate circumstances, equitable remedies or nonmonetary relief, such as an injunction, will remain available to a shareholder seeking redress from any such violation. In addition, the provision applies only to claims against a director arising out of his role as a director and not in any other capacity (such as an officer or employee of AirTran).

AirTran also has the obligation, pursuant to AirTran’s bylaws, to indemnify any director or officer of AirTran for all expenses incurred by them in connection with any legal action brought or threatened against such person for or on account of any action or omission alleged to have been committed while acting in the course and scope of the person’s duties, if the person acted in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of AirTran, and with respect to criminal actions, had no reasonable cause to believe the person’s conduct was unlawful, provided that such indemnification is made pursuant to then existing provisions of Nevada law at the time of any such indemnification.

Midwest’s bylaws provide that it will indemnify, to the fullest extent permitted by law, its directors and officers in connection with proceedings to which they are made parties by reason of the fact that they are or were directors, officers, employees or agents of Midwest if the director or officer makes a written request to a committee selected by the board of directors and that committee determines that the officer or director acted in good faith.

Anti-Takeover Provisions:

Business Combination Act	Under Nevada Business Corporation Act Section 78.438, AirTran may not engage in any combination with any interested shareholder of the resident domestic corporation for 3 years after the date that the person first became an interested	Sections 180.1140 to 180.1144 of Wisconsin law prohibit certain “business combinations” between a “resident domestic corporation,” such as Midwest, and a person beneficially owning 10% or more of the voting power of the

	AirTran	Midwest

shareholder unless the combination or the transaction by which the person first became an interested shareholder is approved by the board of directors of the resident domestic corporation before the person first became an interested shareholder.

If a proposal in good faith regarding a combination is made in writing to the board of directors of AirTran, the board of directors shall respond, in writing, within 30 days or such shorter period, if any, as may be required by the Securities Exchange Act, setting forth its reasons for its decision regarding the proposal.

If a proposal in good faith to purchase shares is made in writing to the board of directors of AirTran, the board of directors, unless it responds affirmatively in writing within 30 days or such shorter period, if any, as may be required by the Securities Exchange Act, is considered to have disapproved the purchase.

outstanding voting stock of such corporation (an “interested shareholder”) within three years after the time such person became a 10 percent beneficial owner, unless the business combination or the acquisition of such stock has been approved before the stock acquisition date by the corporation’s board of directors. After such three-year period, a business combination with the interested shareholder may be consummated only with the approval of the holders of a majority of the voting stock not beneficially owned by the interested shareholder at a meeting called for that purpose, unless the business combination satisfies certain adequacy-of-price standards intended to provide a fair price for shares held by disinterested shareholders.

Control Share Acquisitions	Nevada does not have any law restricting control share acquisitions.

Under Section 180.1150(2) of Wisconsin law, the voting power of shares of a “resident domestic corporation,” such as Midwest, which are held by any person in excess of 20 percent of the voting power in the election of directors shall be limited (in voting on any matter) to 10 percent of the full voting power of such excess shares, unless otherwise provided in the articles of incorporation or otherwise specified by the board of directors, or unless full voting rights have been restored at a special meeting of the shareholders called for that purpose. This statute is a “scaled voting rights/control share acquisition” statute and is designed to protect corporations against uninvited takeover bids by reducing to one-tenth of their normal voting power all shares in excess of 20 percent owned by an acquiring person.

Fair Price Statute	Nevada law does not have a similar fair price statute. If a proposal in good faith to purchase shares is made in writing to the board of directors of AirTran, the board of directors, unless it responds affirmatively in writing within 30 days or	Sections 180.1130 to 180.1134 of Wisconsin law provide generally that in addition to the vote otherwise required by law or the articles of incorporation of a “resident domestic corporation,” such as Midwest, certain business combinations

	AirTran	Midwest
such shorter period, if any, as may be required by the Securities Exchange Act, is considered to have disapproved the purchase.

not meeting certain fair price standards specified in the statute must be approved by the affirmative vote of at least (i) 80 percent of the votes entitled to be cast by the outstanding voting shares of the corporation, and (ii) 66 2/3 percent of the votes entitled to be cast by the holders of voting shares other than voting shares beneficially owned by a “significant shareholder” or an affiliate or associate thereof who is a party to the transaction. The term “business combination” is defined to include, subject to certain exceptions, a merger or share exchange of the resident domestic corporation (or any subsidiary thereof) with, or the sale or other disposition of substantially all of the property and assets of the resident domestic corporation to, any significant shareholder or affiliate thereof. “Significant shareholder” is defined generally to mean a person that is the beneficial owner of 10 percent or more of the voting power of the outstanding voting shares of the resident domestic corporation. These statute sections also restrict the repurchase of shares and the sale of corporate assets by a resident domestic corporation in response to a takeover offer.

Consideration of Other Constituencies	AirTran’s articles of incorporation does not contain any provision specifically authorizing or requiring the AirTran board of directors to consider the interests of any constituencies of AirTran other than its shareholders in considering whether to approve or oppose any corporate action, including a merger or similar transaction.

Midwest’s articles of incorporation contain a provision specifically authorizing the Midwest board of directors to consider the interests of constituencies of Midwest other than its shareholders in considering whether to approve or oppose any corporate action, including a merger or similar transaction.

However, the Wisconsin Business Corporation Law specifically provides that, when discharging their duties to the corporation, the directors of a corporation may, in determining what they believe to be in the best interests of the corporation, give due consideration to the social, legal and economic effects on employees, customers and suppliers of the corporation and the communities in which the corporation and its subsidiaries operate.

WHERE YOU CAN FIND MORE INFORMATION

AirTran and Midwest file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that AirTran and Midwest file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information regarding the public reference room. AirTran’s and Midwest’s public filings also are available to the public from commercial document retrieval services and at the Internet website maintained by the SEC at http://www.sec.gov.

AirTran has filed a registration statement on Form S-4 to register with the SEC the offering and sale of shares of AirTran common stock to be issued in the offer and the second-step merger. This prospectus is a part of that registration statement. As allowed by SEC rules, this prospectus does not contain all of the information that you can find in the registration statement or the exhibits to the registration statement.

The SEC allows AirTran to incorporate information into this prospectus “by reference,” which means that AirTran can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. This prospectus incorporates by reference the documents set forth below that AirTran and Midwest have previously filed with the SEC. These documents contain important information about AirTran and Midwest and their financial condition.

AirTran Filings (File No. 001-15991):

AirTran Filings	Period
Annual Reports on Form 10-K and 10-K/A	• Fiscal year ended December 31, 2005, filed on March 9, 2006 as amended by Form 10-K/A filed on August 9, 2006

The description of AirTran common stock set forth in AirTran’s Registration Statement on Form 8-A, filed on August 1, 2001, including all amendments and reports filed for the purpose of updating such description.

Quarterly Reports on Forms 10-Q and 10-Q/A

•        Fiscal quarter ended March 31, 2006, filed on filed on August 9, 2006 on Form 10-Q/A

•        Fiscal quarter ended June 30, 2006, filed on August 9, 2006

•        Fiscal quarter ended September 30, 2006, filed on November 1, 2006

Current Reports on Form 8-K	Filed on: • May 26, 2006 • December 13, 2006 • December 14, 2006 • December 19, 2006 • December 20, 2006 • December 21, 2006 • January 3, 2007

Midwest Filings (File No. 001-13934):

Midwest Filings	Period

Annual Report on Form 10-K (except for the report of Midwest’s independent public accountants contained therein which is not incorporated herein by reference because the consent of Midwest’s independent public accountants has not yet been obtained nor has exemptive relief under Rule 437, promulgated under the Securities Act of 1933, as amended, been granted to AirTran by the SEC)

• Fiscal year ended December 31, 2005, filed on February 28, 2006

The description of Midwest’s common stock set forth in Midwest’s Registration Statement on Form 8-A, filed on August 18, 2006, including all amendments and reports filed for the purpose of updating such description.

Quarterly Reports on Form 10-Q	• Fiscal quarter ended March 31, 2006, filed on May 10, 2006 • Fiscal quarter ended June 30, 2006, filed on July 27, 2006 • Fiscal quarter ended September 30, 2006, filed on October 26, 2006

Current Reports on Form 8-K	Filed on: • October 26, 2006 • November 14, 2006 • December 19, 2006 • December 21, 2006 • December 27, 2006 • January 10, 2007

AirTran and Galena hereby incorporate by reference additional documents that either AirTran or Midwest may file with the SEC between the date of this prospectus and the expiration date of the offer (or the date that the offer is earlier terminated). These include, but are not limited to, periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and proxy statements. For the avoidance of doubt, information furnished pursuant to Item 2.02 or 7.01 of any current report on Form 8-K shall not be deemed incorporated herein or otherwise to form a part hereof and nothing in this prospectus and offer to exchange shall be deemed to incorporate information furnished but not filed with the SEC.

You may obtain any of these documents upon request to the information agent at its address set forth on the back cover of this prospectus or from the SEC at the SEC’s Internet website described above.

IF YOU WOULD LIKE TO REQUEST DOCUMENTS FROM AIRTRAN, PLEASE CONTACT THE INFORMATION AGENT NO LATER THAN FEBRUARY 1, 2007 (FIVE BUSINESS DAYS BEFORE THE INITIALLY SCHEDULED EXPIRATION DATE OF THE OFFER) TO RECEIVE THEM BEFORE THE EXPIRATION DATE OF AIRTRAN’S OFFER. If you request any incorporated documents, the information agent will mail them to you by first-class mail, or other equally prompt means, within one business day of receipt of your request.

You should rely only on the information contained or incorporated by reference in this prospectus in making your decision whether to tender your Midwest shares in the offer. Neither AirTran nor Galena has authorized anyone to provide you with information that differs from that contained in this prospectus and offer to exchange. This prospectus and offer to exchange is dated January 11, 2007. You should not assume that the information contained in this prospectus and offer to exchange is accurate as of any date other than that date, and neither the mailing of this prospectus and offer to exchange to Midwest shareholders nor the issuance of shares of AirTran common stock in the offer shall create any implication to the contrary.

LEGAL MATTERS

The validity of the AirTran common stock offered by this prospectus will be passed upon for AirTran by Smith, Gambrell & Russell, LLP, Atlanta, Georgia.

EXPERTS

The consolidated financial statements of AirTran Holdings, Inc. appearing in AirTran Holdings, Inc’s Annual Report (Form 10-K/A) for the year ended December 31, 2005 (including the schedule appearing therein), and AirTran Holdings, Inc. management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its reports thereon (which conclude, among other things, that AirTran Holdings, Inc. did not maintain effective internal control over financial reporting as of December 31, 2005, based on Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, because of the effects of the material weaknesses described therein) included therein, and incorporated herein by reference. Such financial statements and management’s assessment have been, and audited financial statements and AirTran Holdings, Inc. management’s assessments of the effectiveness of internal control over financial reporting to be included in subsequently filed documents will be, incorporated herein in reliance upon the reports of Ernst & Young LLP pertaining to such financial statements and management’s assessments (to the extent covered by consents filed with the Securities and Exchange Commission) given on the authority of such firm as experts in accounting and auditing.

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS

OF AIRTRAN

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years, of each director and executive officer of AirTran are set forth below. References in this Schedule I to “AirTran” mean AirTran Holdings, Inc. Unless otherwise indicated below, the current business address of each director and officer is c/o AirTran Holdings, Inc., 9955 AirTran Boulevard, Orlando, Florida 32827. Unless otherwise indicated below, the current business telephone of each director and officer is (407) 318-5600. Where no date is shown, the individual has occupied the position indicated for the past five years. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with AirTran. Except as described in this Schedule I , none of the directors and officers of AirTran listed below has, during the past five years, (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. All directors and officers listed below are citizens of the United States.

Directors and Executive Officers of AirTran

Name	Title	Present Principal Occupation and Five-Year Employment History
Joseph B. Leonard	Chairman of the Board, Chief Executive Officer and Director	Joseph B. Leonard joined AirTran in January 1999 as its chairman of the board, president and chief executive officer, but relinquished his title of president in January 2001. Mr. Leonard continues to serve as AirTran’s chairman of the board and chief executive officer. From 1993 to 1998, Mr. Leonard served in various executive capacities for AlliedSignal, Inc. and its Aerospace division, last serving as the president and chief executive officer of marketing, sales and service of AlliedSignal Aerospace and senior vice president of AlliedSignal, Inc. during 1998. From 1991 to 1993, Mr. Leonard served as executive vice president of Northwest Airlines. Prior to that, Mr. Leonard served in various executive positions for Eastern Airlines from 1984 to 1990, as assistant vice president, aircraft maintenance for American Airlines from 1982 to 1984 and in various maintenance and quality control positions for Northwest Airlines from 1969 to 1982. Mr. Leonard was elected to our board of directors pursuant to the terms of his employment agreement. Mr. Leonard also serves on the board of directors of Walter Industries, Inc. (since 2005).

Name	Title	Present Principal Occupation and Five-Year Employment History
Robert L. Fornaro	President, Chief Operating Officer and Director	Robert L. Fornaro joined AirTran in March 1999 as its president of its operating subsidiary and has also served as the president of AirTran since January 2001. Mr. Fornaro was designated as AirTran’s chief operating officer in March 2001 and continues to serve in that capacity. Mr. Fornaro also served as AirTran’s chief financial officer from June 1999 until August 2000. From February 1998 until March 1999, he served as a consultant in the airline industry. From 1992 to February 1998, Mr. Fornaro served as senior vice president-planning for US Airways. Prior to that, he served as senior vice president-marketing planning at Northwest Airlines from 1988 to 1992.

Stanley J. Gadek	Senior Vice President – Finance and Chief Financial Officer	Stanley J. Gadek joined AirTran in July 2000 as its senior vice president-finance and chief financial officer. With more than 25 years in the airline industry, Mr. Gadek served as vice-president and controller of Atlas Air, which he joined in December 1997. Previously, Mr. Gadek served as vice president and controller for Atlantic Coast Airlines from 1994 to 1997. Prior to joining Atlantic Coast, Mr. Gadek served as assistant controller for Continental Airlines. Mr. Gadek began his career in 1977 with a predecessor firm to Ernst & Young LLP.

Stephen J. Kolski	Senior Vice President—Operations of our Operating Subsidiary	Stephen J. Kolski has served as senior vice president-operations of AirTran’s operating subsidiary since he joined the Company in March 1999. From 1995 until March 1999, he served as a consultant in the aerospace industry. From 1993 to 1995, he served as a director, president and chief operating officer of ATX, Inc. From 1990 to 1993, Mr. Kolski served as president and chief operating officer of Continental Express. From 1966 to 1990, Mr. Kolski held various management positions with responsibilities over flight operations, aircraft maintenance and collective bargaining negotiations for National Airlines (1966 to 1980), New York Air which he co-founded (1980 to 1987) and Eastern Airlines (1987 to 1990).

Name	Title	Present Principal Occupation and Five-Year Employment History
Richard P. Magurno	Senior Vice President, General Counsel and Secretary	Richard P. Magurno joined AirTran in August 2000 as senior vice president, general counsel and secretary. From 1998 until August 2000, Mr. Magurno operated a private aviation consulting practice. From 1994 until 1998, Mr. Magurno served as senior vice president and general counsel for Trans World Airlines. From 1989 until 1994, he served as a partner in the law firm of Lord, Day & Lord, Barrett Smith in New York. Mr. Magurno spent almost 20 years with Eastern Airlines, beginning in 1970 as a staff attorney, from 1980 to 1984 as vice president-legal and from 1984 to 1988 as senior vice president, general counsel and secretary.

Alfred J. Smith, III	Senior Vice President—Customer Service of AirTran Airways, Inc.	Alfred J. Smith, III joined AirTran in April 2002 as senior vice president-customer service of AirTran Airways, Inc. Prior to joining AirTran, Mr. Smith spent over nine years at Northwest Airlines as vice president of global operations for the cargo division as well as vice president of customer service for the Minneapolis/St. Paul hub. Prior to joining Northwest, Mr. Smith was director of customer service at Midway Airlines, responsible for airport operations, in-flight service and customer relations. Mr. Smith also previously held various management positions at Eastern Airlines.

J. Veronica Biggins	Director	J. Veronica Biggins has served on AirTran’s board of directors since 2001. Ms. Biggins has served as senior partner of Heidrick & Struggles International, an executive search firm, since 1995. Ms. Biggins also serves as a director (since 1997) of Avnet Corporation, a distributor of semiconductors, components and computer products.

Don L. Chapman	Director	Don L. Chapman has served on AirTran’s board of directors since 1994. Mr. Chapman has served as chairman of ChapCo Investments, LLC, an investment company, since March 2005. From March 2000 until January 2001, Mr. Chapman also served as president and chief executive officer of Legacy

Name	Title	Present Principal Occupation and Five-Year Employment History
Capital Investments, an investment advisory company. From March 1999 until April 2000, Mr. Chapman served as president of S&S Tug Manufacturing Company, a ground support equipment manufacturer which acquired that business from Tug Manufacturing Corporation. For more than five years prior to March 1999, Mr. Chapman was Chief Executive Officer and Principal of Tug Manufacturing Corporation. He served as chief executive officer of Opti World, Inc., an optical superstore chain, from 1983 (when he founded that company) until 1995. Mr. Chapman serves as a director of RARE Hospitality International, Inc. (since 1992).

G. Peter D’Aloia	Director	G. Peter D’Aloia has served on AirTran’s board since 2004. Since February of 2000, Mr. D’Aloia has served as senior vice president and chief financial officer of American Standard Companies, a global, diversified manufacturer of air conditioning systems and services, bath and kitchen products and vehicle control systems. Prior to joining American Standard Companies, Mr. D’Aloia served over a twenty-seven year period in various executive capacities at Allied Signal, Inc. and its successor company Honeywell International, Inc., most recently serving as vice president—business development. Among the positions that he held are vice president— taxes, vice president and treasurer, vice president and controller, and vice president and chief financial officer for the engineered materials sector of Allied Signal. Mr. D’Aloia also serves on the board of directors of FMC Corporation (since 2002).

Jere A. Drummond	Director	Jere A. Drummond has served on AirTran’s board of directors since 2002. Mr. Drummond was employed by BellSouth Corporation from 1962 until his retirement in December 2001. From January 2000 until December 2001, he served as vice chairman of BellSouth Corporation. From January 1998 until

Name	Title	Present Principal Occupation and Five-Year Employment History
December 1999, he was president and chief executive officer of the BellSouth Communications Group. Prior to that, Mr. Drummond served as president and chief executive officer of BellSouth Telecommunications, Inc., BellSouth’s local telephone service unit and largest subsidiary. Mr. Drummond also serves on the boards of directors of Borg Warner, an automotive component supplier (since 1996) and Centillium Communications (since 2000).

John F. Fiedler	Director	John F. Fiedler has served on AirTran’s board of directors since 2003. Mr. Fiedler is the retired chairman of the board of Borg Warner, an automotive component supplier. He also served as chief executive officer of Borg Warner from 1994 until February 2003. Mr. Fiedler served in various capacities with Goodyear Tire & Rubber Company from 1964 until 1994, last serving as its executive vice president and president of its North American Tire division. Mr. Fiedler also serves on the boards of directors of Mohawk Industries, Inc. (since 2002), YRC Worldwide Corp. (since 2003) and Snap-On Inc. (since 2004).

Lewis H. Jordan	Director	Lewis H. Jordan has served on AirTran’s board of directors since 1993. Mr. Jordan is the owner and principal officer of Wingspread Enterprises, an investment and consulting firm which he founded in August 1997. Mr. Jordan served as AirTran’s president and chief operating officer from June 1993 until November 1997. Until November 1996, Mr. Jordan also served as president and chief operating officer of AirTran’s operating subsidiary. He served as president and chief operating officer and as a director of Continental Airlines from 1991 to 1993 and served as executive vice president of that company from 1986 to 1991.

William J. Usery, Jr.	Director	William J. Usery, Jr. has served on AirTran’s board of directors since 2000. Mr. Usery has served as president of Bill

Name	Title	Present Principal Occupation and Five-Year Employment History
Usery Associates, Inc., a labor-management consulting firm, since 1978. Previously Mr. Usery has served in many labor-management positions with the federal government, including as secretary of labor under President Ford from 1976 to 1977, as national director of the Federal Mediation and Conciliation Service (FMCS) from 1973 to1976, and as assistant secretary of labor for labor-management relations under President Nixon from 1969 to 1973.

Alexis P. Michas	Director	Alexis P. Michas has served on AirTran’s board of directors since May 2006. Since 1994, Mr. Michas, has been the Managing Partner of Stonington Partners, Inc., a private investment firm. Prior to joining Stonington Partners, Inc., Mr. Michas was a Partner of Merrill Lynch Capital Partners, Inc., a wholly owned subsidiary of Merrill Lynch & Co., Inc., from 1993 to 1994. Mr. Michas was also a Managing Director of the Investment Banking Division of Merrill Lynch, Pierce, Fenner & Smith Incorporated from 1991 to 1994. Mr. Michas received a Bachelor of Arts degree from Harvard College in 1976, and he received a Master’s in Business Administration from Harvard Business School in 1984. He is a director of the following companies with publicly registered equity securities: BorgWarner, Inc., PerkinElmer, Inc. and Lincoln Educational Services Corporation.

SCHEDULE II

DIRECTORS AND EXECUTIVE OFFICERS

OF GALENA

The name, current principal occupation or employment and material occupations, positions, offices or employment for each director and executive officer of Galena are set forth below. References in this Schedule II to “Galena” mean Galena Acquisition Corp. Unless otherwise indicated below, the current business address of each director and officer is c/o Galena Acquisition Corp., 9955 AirTran Boulevard, Orlando, Florida 32827. Unless otherwise indicated below, the current business telephone of each director and officer is (407) 318-5600. Galena was formed on January 3, 2006. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Galena. Except as described in this Schedule II , none of the directors and officers of Galena listed below has, during the past five years, (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. All directors and officers listed below are citizens of the United States.

Directors and Executive Officers of Galena

Name	Title	Present Principal Occupation and Five-Year Employment History
Joseph B. Leonard	Chairman of the Board, Chief Executive Officer and Director	See Schedule I

Robert L. Fornaro	President, Chief Operating Officer and Director	See Schedule I

Stanley J. Gadek	Senior Vice President, Chief Financial Officer and Treasurer	See Schedule I

Richard P. Magurno	Senior Vice President, General Counsel and Secretary	See Schedule I

ANNEX A

Smith, Gambrell & Russell, LLP

January 10, 2007

Board of Directors

AirTran Holdings, Inc.

9955 AirTran Boulevard

Orlando, Florida 32827

Re:	Registration Statement on Form S-4

Ladies and Gentlemen:

We have acted as counsel to AirTran Holdings, Inc. (“AirTran”), a Nevada corporation, in connection with AirTran’s proposed acquisition of all the Shares of Midwest Air Group, Inc. (“Midwest”), a Wisconsin corporation, in a series of transactions described in a Registration Statement on Form S-4 to be filed on the date hereof with the United States Securities and Exchange Commission (the “Registration Statement”). Unless otherwise indicated, capitalized terms not defined herein have the meanings set forth in the Registration Statement. We are rendering the opinions set forth below at your request.

Pursuant to the Registration Statement: (a) Galena Acquisition, Corp. (“Galena”), a wholly owned subsidiary of AirTran, is offering to exchange cash and shares of AirTran common stock for each Midwest Share validly tendered and not properly withdrawn in the Offer; and (b) promptly after completion of the Offer, AirTran will seek to have Midwest consummate a merger of Midwest with and into Galena or another wholly owned subsidiary of AirTran (the “Second-Step Merger”) and, pursuant to the Second Step Merger, AirTran will issue cash and shares of AirTran common stock in exchange for each Midwest Share (other than those held by AirTran or its subsidiaries).

In connection with rendering this opinion, we have reviewed (without any independent verification of the matters set forth therein) the Registration Statement and such other documents as we have deemed necessary or appropriate. We have relied upon the truth and accuracy at all relevant times of the facts and statements contained in the Registration Statement and representations as to factual matters contained in a certificate or representation letter received from AirTran, and have assumed that both the Offer and the Second-Step Merger will be consummated in accordance with all the terms set forth therein and without any waiver of any material provision thereof. We have further assumed the accuracy of any representation or statement made “to the knowledge of” or similarly qualified, as if made without such qualification.

Based upon the foregoing, and subject to the assumptions, exceptions, limitations and qualifications set forth herein and set forth in the discussion in the Registration Statement under the caption “The Offer – Material U.S. Federal Income Tax Consequences,” it is our opinion that:

(a) the Offer and the Second Step Merger will be treated as a single integrated transaction that qualifies as a reorganization under section 368(a) of the Internal Revenue Code (the “Code”); and

(b) the discussion in the Registration Statement, under the caption “The Offer – Material U.S. Federal Income Tax Consequences,” to the extent it constitutes descriptions of legal matters or legal conclusions, is accurate in all material respects.

This opinion represents our best judgment regarding the application of federal income tax laws under the Internal Revenue Code of 1986, as amended, existing judicial decisions, administrative regulations and published

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rulings and procedures. Our opinion is not binding upon the Internal Revenue Service or the courts, and there is no assurance that the Internal Revenue Service will not successfully assert a contrary position. This opinion is being delivered prior to the consummation of the proposed transaction and therefore is prospective and dependent on future events. No assurance can be given that future legislative, judicial or administrative changes, on either a prospective or retroactive basis, or future factual developments, would not adversely affect the accuracy of the conclusion stated herein. We undertake no responsibility to advise you of any new developments in the facts or in the application or interpretation of the federal income tax laws. Furthermore, in the event any one of the facts or statements or assumptions upon which we have relied to issue this opinion is incorrect, our opinion might be adversely affected and may not be relied upon.

This opinion addresses only the matters described above, and does not address any other federal, state, local or foreign tax consequences that may result from the Offer and the Second-Step Merger, or any other transaction (including any transaction undertaken in connection with the foregoing).

We hereby consent to the use of this opinion as an exhibit to the Registration Statement and to the use of our name under the caption “The Offer – Material U.S. Federal Income Tax Consequences” in the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933 as amended, nor do we thereby admit that we are experts with respect to any part of such Registration Statement within the meaning of the term “experts” as used in the Securities Act of 1933, as amended.

Sincerely,

/s/ Smith, Gambrell & Russell, LLP

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Manually signed facsimile copies of the letter of transmittal will be accepted. The letter of transmittal and certificates for shares of Midwest common stock (and any associated rights certificates) and any other required documents should be sent to the exchange agent at one of the addresses set forth below:

The exchange agent for the offer is:

The Bank of New York

By Mail:	By Overnight Courier:	By Hand:
The Bank of New York	The Bank of New York	The Bank of New York
Midwest Entertainment	Midwest Entertainment	Reorganization Services
P.O. Box 859208	161 Bay State Road	101 Barclay Street
Braintree, MA 02185-9208	Braintree, MA 02184	Receive and Deliver Window
Street Level
New York, NY 10286
By Facsimile (for Guarantees of Delivery):
(781) 380-3388
For Facsimile Confirmation Call:
(781) 843-1833 ext. 0

Any questions or requests for assistance may be directed to the information agent or the dealer managers at their respective addresses or telephone numbers set forth below. Additional copies of this prospectus, the letter of transmittal and the notice of guaranteed delivery may be obtained from the information agent at its address and telephone numbers set forth below. Holders of shares of Midwest common stock may also contact their broker, dealer, commercial bank or trust company or other nominee for assistance concerning the offer.

The information agent for the offer is:

501 Madison Avenue

20th Floor

New York, NY 10022

Midwest Securityholders Call Toll Free: (877) 456-3422 (from the U.S. and Canada)

or (412) 232-3651 (from outside the U.S. and Canada)

Banks and Brokers Call Collect: (212) 750-5833

The dealer managers for the offer are:

Morgan Stanley	Credit Suisse
1585 Broadway	11 Madison Avenue
New York, New York 10036	New York, New York 10010
Telephone: (212) 761-0626	Toll Free: (866) 354-4128

PART II

Item 20. Indemnification of Directors and Officers.

AirTran’s articles of incorporation provide that directors of AirTran will not be personally liable for monetary damages to AirTran for certain breaches of fiduciary duty as directors to the fullest extent allowable by Nevada law. Under Nevada law, subject to specified exceptions, or unless the articles of incorporation provide for greater individual liability, a director or officer is not individually liable to AirTran or its shareholders or creditors for any act or failure to act in his capacity as a director or officer unless it is proven that (A) his act or failure to act constituted a breach of his fiduciary duties as a director or office, and (B) his breach of those duties involved intentional misconduct, fraud, or a knowing violation of law. Under current Nevada law, directors and officers would remain liable for: (1) acts or omissions which constitute a breach of fiduciary and which involve intentional misconduct, fraud or a knowing violation of law, and (2) approval of certain illegal dividends or redemptions. In appropriate circumstances, equitable remedies or non-monetary relief, such as an injunction, may remain available to a shareholder seeking redress from any such violation.

AirTran also has the obligation, pursuant to Article Nine of AirTran’s bylaws, to indemnify any officer or director of AirTran for all expenses actually and reasonably incurred by them in connection with any legal action brought or threatened against such person for or on account of any action or omission alleged to have been committed because such person was an officer or director, if the person acted in good faith and in a manner which the person believed to be in, or believed was not opposed to, the best interests of AirTran and, with respect to criminal actions, such person had no reasonable cause to believe his conduct was unlawful; provided that such indemnification shall not be made if a final adjudication establishes such person’s acts or omissions involved intentional misconduct, fraud, or a knowing violation of law and was material to the cause of action.

Accordingly, in certain circumstances, under Nevada law and AirTran’s bylaws, an officer or director may be entitled to indemnification for: (1) breaches of fiduciary which involve a breach of the duty of loyalty, or (2) breaches of fiduciary duty which objectively may not be in good faith, depending on the officer or director’s subjective belief, and (3) breaches of fiduciary duty which may involve an undisclosed related party transaction.

AirTran maintains officers’ and directors’ liability insurance, which insures against liabilities that officers and directors of AirTran and its subsidiaries may incur in such capacities.

Item 21. Exhibits and Financial Statement Schedules.

(a)	Exhibits.

3.1	Articles of Incorporation of AirTran, as amended (incorporated by reference to AirTran’s Registration Statement on Form S-3 filed with the SEC on August 16, 2005 (File No. 333-127590))

3.2	Bylaws of AirTran (incorporated by reference to AirTran’s Current Report on Form 8-K filed with the SEC on August 1, 2005 (File No. 1-15991))

5.1	Opinion of Smith, Gambrell & Russell, LLP, as to the legality of the securities being offered

8.1	Opinion of Smith, Gambrell & Russell, LLP, as to certain tax matters

12.1	Statement regarding computation of ratio of earnings to fixed charges

21.1	List of Subsidiaries of AirTran

23.1	Consent of Ernst & Young LLP

23.2	Consents of Smith, Gambrell & Russell LLP (included in its opinions in Exhibit 5.1 and 8.1, respectively)

24.1	Power of Attorney (included on the signature page hereto)

99.1	Form of Letter of Transmittal

99.2	Form of Guidelines for Certification of Tax Identification Number on Substitute Form W-9

99.3	Form of Notice of Guaranteed Delivery

99.4	Form of Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

99.5	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

99.6	Form of Notice of Offer to Exchange.

(b)	Financial Statement Schedules.

None.

(c)	Reports, Opinions and Appraisals.

None.

Item 22. Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(4) If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on

Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act that are incorporated by reference in the Form F-3.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant undertakes as follows: that before any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

The registrant undertakes that every prospectus: (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Orlando, State of Florida, on January 10, 2007.

AIRTRAN HOLDINGS, INC.

By:	/s/ JOSEPH B. LEONARD
Joseph B. Leonard,
Chairman and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS that each person whose signature appears below constitutes and appoints Joseph B. Leonard and Richard P. Magurno, his true and lawful attorneys-in-fact and agents, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this Registration Statement, including post-effective amendments, and any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, and hereby ratifies and confirms all that said attorneys-in-fact and agents, each acting alone, or their substitute or resubstitutes, may lawfully do or cause to be done.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ JOSEPH B. LEONARD Joseph B. Leonard	Chairman of the Board and Chief Executive Officer	January 10, 2007

/s/ ROBERT L. FORNARO Robert L. Fornaro	President and Chief Operating Officer	January 10, 2007

/s/ STANLEY J. GADEK Stanley J. Gadek	Senior Vice President, Finance, Treasurer and Chief Financial Officer (Principal Accounting and Financial Officer)	January 10, 2007

/s/ J. VERONICA BIGGINS J. Veronica Biggins	Director	January 10, 2007

/s/ DON L. CHAPMAN Don L. Chapman	Director	January 10, 2007

/s/ JERE A. DRUMMOND Jere A. Drummond	Director	January 10, 2007

/s/ JOHN J. FIEDLER John J. Fiedler	Director	January 10, 2007

/s/ LEWIS H. JORDAN Lewis H. Jordan	Director	January 10, 2007

/s/ WILLIAM J. USERY William J. Usery	Director	January 10, 2007

/s/ PETER D’ALOIA Peter D’Aloia	Director	January 10, 2007

/s/ ALEXIS P. MICHAS Alexis P. Michas	Director	January 10, 2007

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
3.1	Articles of Incorporation of AirTran, as amended (1)

3.2	Bylaws of AirTran (2)

5.1	Opinion of Smith, Gambrell & Russell, LLP, as to the legality of the securities being offered

8.1	Opinion of Smith, Gambrell & Russell, LLP, as to certain tax matters

12.1	Statement regarding computation of ratio of earnings to fixed charges

21.1	List of Subsidiaries of the Registrant.

23.1	Consent of Ernst & Young LLP.

23.2	Consents of Smith, Gambrell & Russell LLP (included in its opinions in Exhibit 5.1 and 8.1, respectively).

24.1	Power of Attorney (included on the signature page hereto).

99.1	Form of Letter of Transmittal.

99.2	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

99.3	Form of Notice of Guaranteed Delivery.

99.4	Form of Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

99.5	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

99.6	Form of Notice of Offer to Exchange.

(1)	Incorporated by reference to the Registrant’s Registration Statement on Form S-3 filed with the SEC on August 16, 2005 (File No. 333-127590).
(2)	Incorporated by reference to the Registrant’s Current Report on Form 8-K filed with the SEC on August 1, 2005 (File No. 1-5991).